RH

2026

PROXY STATEMENT &
ANNUAL MEETING OF SHAREHOLDERS

CONTENTS

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

June 18, 2026   10:30 a.m. Pacific Time
RH, 15 Koch Road, Corte Madera, CA 94925

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to be Held on June 18, 2026 (the "Annual Meeting"): The Company's 2026 Notice and Proxy Statement, its fiscal 2025 Annual Report on Form 10-K and its proxy card are available for review online at www.proxyvote.com

RH SHAREHOLDER,

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the three nominees named in the proxy statement to our Board of Directors;
2. To vote, on an advisory basis, on our named executive officer compensation;
3. To vote, on an advisory basis, on the frequency of holding an advisory vote on named executive officer compensation;
4. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2027; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on April 21, 2026 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of shareholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this shareholder list, please contact the Corporate Secretary at (415) 924-1005.

We intend to hold our Annual Meeting in person. However, in the event we determine it is not possible or advisable to hold our Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. If we take this step, we will announce the decision to do so via a press release and details about how to participate will be posted on our website and filed with the U.S. Securities and Exchange Commission as additional proxy materials. Please monitor our website at *ir.rh.com* for updated information.

As always, we encourage you to vote your shares prior to the Annual Meeting. Each share of stock that you own represents one vote, and your vote as a shareholder of RH is very important. For questions regarding your stock ownership, you may contact the Corporate Secretary at (415) 924-1005 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (800) 962-4284 (within the U.S. and Canada) or (781) 575-3120 (outside the U.S. and Canada).

The Board of Directors has approved the proposals described in the accompanying proxy statement and recommends that you vote "FOR" the election of all nominees for director (Proposal 1), "FOR" the non-binding advisory vote to approve the compensation of our named executive officers (Proposal 2), for every "ONE YEAR" for the frequency of holding an advisory vote on named executive officer compensation (Proposal 3) and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP (Proposal 4).

By order of the Board of Directors,

Gary Friedman
Chairman & Chief Executive Officer

Your Vote Is Important. Instructions for submitting your proxy are provided in the proxy statement and your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

ANNUAL MEETING OF SHAREHOLDERS

2026 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT SUMMARY

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the Board of Directors of RH (the "Company") for use at the Company's 2026 Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Company's headquarters located at 15 Koch Road, Corte Madera, CA 94925 on June 18, 2026, at 10:30 a.m. (Pacific Time), and any adjournment or postponement thereof.

On or about May 4, 2026, we will mail to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2026 Notice and Proxy Statement and our fiscal 2025 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on April 1, 2026 (the "Annual Report") via the Internet and how to vote online. The Notice also contains instructions on how you can receive a paper copy of the proxy materials. Our Annual Report, the Notice and our proxy card are first being made available online on or about May 4, 2026.

ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote upon the four proposals described in this proxy statement.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all shareholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to our shareholders over the Internet. Accordingly, on or about May 4, 2026, we will mail the Notice to our shareholders, other than those who previously requested electronic or paper delivery. If you received the Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received the Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice. On the date of mailing of the Notice, all shareholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the cost of the physical printing and mailing of materials.

What proposals are scheduled to be voted on at the Annual Meeting?

Shareholders will be asked to vote on the following four proposals:
1. The election to our Board of Directors of the three nominees named in this proxy statement;
2. The approval, on a non-binding advisory basis, of our named executive officer compensation;
3. An advisory vote on the frequency of future advisory votes on executive officer compensation; and
4. The ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending January 30, 2027 ("fiscal 2026").

What is the recommendation of the Board of Directors on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board of Directors recommends that you vote:

FOR each of the nominees to the Board of Directors (Proposal 1);

FOR the approval, on a non-binding advisory basis, of our named executive officer compensation (Proposal 2);

FOR "ONE YEAR" as the preferred frequency of advisory votes on executive compensation (Proposal 3); and

FOR the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2026 (Proposal 4).

Could other matters be decided at the Annual Meeting?

Our bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by shareholders of the Company. As of the date of this proxy statement, there are no other matters that the Board of Directors intends to present for action at the Annual Meeting other than those referred to in this proxy statement.

Who can vote at the Annual Meeting?

Shareholders as of the record date for the Annual Meeting, the close of business on April 21, 2026 (the "Record Date"), are entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 18,900,769 shares of our common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If, as of the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the shareholder of record with respect to those shares.

As a shareholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting in person, we urge you to vote over the Internet or by telephone, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If, as of the close of business on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a shareholder of record, you may:

VOTE IN PERSON—we will provide a ballot to shareholders who attend the Annual Meeting and wish to vote in person;

VOTE BY MAIL—simply complete, sign and date the enclosed proxy card, then follow the instructions on the card; or

VOTE VIA THE INTERNET or VIA TELEPHONE—follow the instructions on the proxy card and have the proxy card available when you access the website or place your telephone call.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 17, 2026. Submitting your proxy, whether via the Internet, by telephone or by mail, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not a shareholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What if I return my proxy card directly to the Company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board of Directors stated above. For example, if you return a signed proxy card with no indication of your vote on any of the proposals, your votes will be cast "FOR" the election of the three director nominees named in this proxy statement, "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, for "ONE YEAR" on the advisory vote on the frequency of holding an advisory vote on executive compensation, and "FOR" the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2026.

If you hold your shares in street name and do not vote, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described below) and may not be counted in determining the number of shares necessary for approval of a proposal. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the Record Date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy. Additionally, abstentions, broker non-votes and "WITHHOLD" votes (as described below) will also be counted towards the quorum requirement. If there is no quorum, the chair of the Annual Meeting may adjourn the meeting until a later date.

How are abstentions, broker non-votes and "WITHHOLD" votes treated?

Abstentions (i.e., shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present. In determining whether a proposal received the requisite number of affirmative votes, abstentions are not considered votes cast and will have no effect on the proposal. As a result, abstentions will have no impact on the non-binding advisory vote on our named executive officer compensation (Proposal 2), on the advisory vote on the frequency of holding an advisory vote on executive compensation (Proposal 3), or the ratification of appointment of our independent registered public accounting firm (Proposal 4).

Broker non-votes are counted for purposes of determining whether a quorum is present. In determining whether a proposal received the requisite number of affirmative votes, broker non-votes are not considered votes cast and will have no effect on the proposal. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted because (i) the broker did not receive voting instructions from the beneficial owner, and (ii) the broker lacked discretionary authority to vote the shares. Brokers that have not received voting instructions from their clients cannot vote on their clients' behalf with respect to "non-routine" proposals but may vote their clients' shares on "routine" proposals. As a result, broker non-votes will have no impact on "non-routine" proposals, including the approval of the election of directors (Proposal 1), the non-binding advisory vote on our named executive officer compensation (Proposal 2), and the advisory vote on the frequency of holding an advisory vote on executive compensation (Proposal 3).

If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on "non-routine" items, including the election of directors (Proposal 1), the approval, on a non-binding advisory basis, of our named executive officer compensation (Proposal 2), or on the advisory vote on the frequency of holding an advisory vote on executive compensation (Proposal 3). Ratification of the appointment of our independent registered public accounting firm for fiscal 2026 (Proposal 4) is considered to be a "routine" matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 4, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

"WITHHOLD" votes will also be counted towards the quorum requirement and will have no effect on the outcome of the election of directors (Proposal 1) because the election of directors is based on the votes actually cast.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

Proposal 1. Shareholders' choices for Proposal 1 (Election of Directors) are limited to "FOR" and "WITHHOLD." A plurality of the votes cast, whether in person or by proxy, is required to elect each of the three nominees for director described under Proposal 1. Under plurality voting, the three nominees receiving the largest number of votes cast (votes "FOR") will be elected. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Because the election of directors under Proposal 1 is considered to be a non-routine matter under the rules of the New York Stock Exchange ("NYSE"), if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 1, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. "WITHHOLD" votes and broker non-votes will have no effect on the outcome of Proposal 1 because the election of directors is based on the votes actually cast.

Proposal 2. Proposal 2 is a non-binding advisory vote. Therefore, our Board of Directors will consider our named executive officer compensation described under Proposal 2 (Advisory Vote on Executive Compensation) to be approved if the proposal receives the affirmative vote of a majority of votes cast, whether in person or by proxy. Because the advisory vote under Proposal 2 is considered to be a non-routine matter under the rules of the NYSE, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

Proposal 3. Proposal 3 is a non-binding advisory vote. Shareholders' choices for Proposal 3 (Advisory Vote on Frequency of Holding an Advisory Vote on Executive Compensation) are limited to "one year," "two years," "three years" and "abstain." The option that receives the highest number of votes will be considered in determining how frequently the advisory vote on compensation of our named executive officers occurs in the future. Because the advisory vote under Proposal 3 is considered to be a non-routine matter under the rules of the NYSE, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3.

Proposal 4. The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to ratify the appointment of the independent registered public accounting firm for fiscal 2026 described under Proposal 4 (Ratification of Appointment of Independent Registered Public Accounting Firm). Proposal 4 is considered to be a "routine" matter under the rules of the NYSE and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 4, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Abstentions and broker non-votes, if any, will have no effect on the outcome of Proposal 4 because the ratification of the appointment of the independent registered public accounting firm is based on the votes actually cast.

How can I get electronic access to the proxy materials?

Our proxy materials are available at *ir.rh.com*. This website address is included for reference only. The information contained on our website is not incorporated by reference into this proxy statement.

Who is paying for this proxy solicitation?

We pay the costs of the solicitation of proxies. Proxies may be solicited on behalf of the Company by our directors, officers, team members (we refer to our employees as "team members") or agents in person or by telephone, facsimile or other electronic means. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries, upon request, for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock. We have retained the services of Alliance Advisors LLC ("Alliance") to assist in the solicitation of proxies for a fee of approximately $31,000 plus reasonable out-of-pocket expenses. We may engage Alliance for additional solicitation work and incur fees greater than $31,000 depending on a variety of factors, including preliminary voting results and recommendations from Institutional Shareholder Services. As part of its engagement agreement, the Company has also agreed to certain indemnification provisions with Alliance.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A shareholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

> Delivering to the Corporate Secretary of the Company (by any means, including facsimile) a written notice stating that the proxy is revoked;
>
> Signing and delivering a proxy bearing a later date;
>
> Voting again over the Internet or by telephone; or
>
> Attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

However, if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Where can I find the voting results?

The final voting results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days of the Annual Meeting.

BUSINESS HIGHLIGHTS

Fiscal 2025 Business Highlights

To assist you in reviewing the proposals to be acted upon at our Annual Meeting, we call your attention to certain headlines about our fiscal 2025 operational and financial performance set forth below that are relevant to the matters discussed in this proxy statement.

Below we highlight certain aspects of our recent performance, including fiscal 2025 financial performance and stock price performance, as well as our approach to equity compensation for our executive officers in relation to our business performance. The following business highlights are only a summary. For more complete information about these topics, please review the Annual Report and the entirety of this proxy statement.

Fiscal 2025 Financial Performance

Highlights of our fiscal 2025 financial performance include:

FISCAL 2025	
Financial Performance[1]	GAAP net revenues increased 8.1% to $3.440 billion versus $3.181 billion in fiscal 2024
	GAAP operating margin increased 120 basis points to 11.3% versus 10.1% in fiscal 2024
	Adjusted operating margin increased 10 basis points to 11.4% versus 11.3% in fiscal 2024
	GAAP net income increased 72.3% to $125 million versus $72 million in fiscal 2024
	Adjusted net income increased 16.1% to $124 million versus $107 million in fiscal 2024
	Adjusted EBITDA reached $597 million, or 17.3% of net revenues, versus $539 million, or 16.9% of net revenues, in fiscal 2024
	GAAP diluted earnings per share increased 74.3% to $6.31 versus $3.62 in fiscal 2024
Other Financial Measures[1]	We generated $252 million of free cash flow in fiscal 2025 compared to negative free cash flow of $214 million in fiscal 2024, an increase of $466 million [2]
	We ended fiscal 2025 with $2.378 billion of net debt and $41 million of cash and cash equivalents on our balance sheet[2]

(1) Reconciliations of GAAP to non-GAAP financial measures for adjusted operating margin, adjusted net income, free cash flow and net debt are provided in the tables included in Annex A to this proxy statement.

(2) We define "free cash flow" as net cash provided by operating activities less capital expenditures. We define "net debt" as total debt less cash and cash equivalents. Net debt excludes a non-recourse real estate loan of $16 million, which is secured by specific real estate assets and the associated creditors do not have recourse against RH's general assets.

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SECURITY OWNERSHIP OF TOP SHAREHOLDERS & LEADERSHIP

SECURITY OWNERSHIP OF TOP SHAREHOLDERS & LEADERSHIP

The following table sets forth information as of the close of business on April 21, 2026, regarding the beneficial ownership of our common stock by: each person or group who is known by us to beneficially own more than 5% of our outstanding shares of our common stock; each of our named executive officers; each of our current directors; and all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 18,900,769 shares of common stock outstanding as of April 21, 2026. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o RH, 15 Koch Road, Corte Madera, CA 94925.

NAME[1]	NUMBER	PERCENT
Gary Friedman[2]	5,005,063	24.3%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	2,772,274	14.7%
BlackRock, Inc.[4] 50 Hudson Yards, New York, NY 10001	1,328,490	7.0%
Susquehanna Investment Group and related parties[5]	994,408	5.3%
Citadel Advisors LLC and related parties[6]	940,713	5.0%
Carlos Alberini[7]	23,133	*
Keith Belling[7]	5,640	*
Eri Chaya[8]	189,143	1.0%
Lisa Chi[9]	16,000	*
Mark Demilio[10]	106,604	*
Stefan Duban[11]	36,328	*
Hilary Krane[7]	7,755	*
Katie Mitic[7]	12,056	*
Jack Preston[12]	91,859	*
Ali Rowghani[13]	10,742	*
Leonard Schlesinger[7]	15,291	*
All current executive officers and directors as a group (11 persons)[14]	5,483,286	26.9%

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) Under the rules of the SEC, our named executive officers include our principal executive officer, principal financial officer and the next three most highly compensated executive officers.

(2) Includes 1,700,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026. As of April 21, 2026, 583,334 of these options are subject to selling restrictions.

(3) Based on the Schedule 13G/A filed by FMR LLC with the SEC on November 12, 2024, in which it reported having the sole voting power over 2,626,265, shared voting power over zero shares, sole dispositive power over 2,772,274 shares and shared dispositive power over zero shares.

(4) Based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2024, in which it reported having the sole voting power over 1,287,315 shares, shared voting power over zero shares, sole dispositive power over 1,328,490 shares and shared dispositive power over zero shares.

(5) Based on the Schedule 13G jointly filed with the SEC on November 13, 2025 by G1 Execution Services, LLC ("G1"), Susquehanna Investment Group ("SIG") and Susquehanna Securities, LLC ("Susquehanna Securities" and, collectively with G1 and SIG, the "Susquehanna Reporting Persons"). The Susquehanna Reporting Persons stated that G1, SIG and Susquehanna Securities are affiliated independent broker-dealers that may be deemed a group. G1 reported sole voting and dispositive power over 15 shares and shared voting and dispositive power over 994,408 shares. SIG reported sole voting and dispositive power over 53,780 shares and shared voting and dispositive power over 994,408 shares. Susquehanna Securities reported sole voting and dispositive power over 940,613 shares and shared voting and dispositive power over 994,408 shares. Each Susquehanna Reporting Person reported aggregate beneficial ownership of 994,408 shares. The address of the principal business office of G1 is 175 W. Jackson Blvd., Suite 1700, Chicago, Illinois 60604. The address of the principal business office of each of SIG and Susquehanna Securities is 401 E. City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004.

(6) Based on the Schedule 13G jointly filed with the SEC on April 8, 2026 by Citadel Securities GP LLC ("CSGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), and Mr. Kenneth Griffin (collectively with CSGP, Citadel Securities, CALC4, Citadel Advisors, CAH and CGP, the "Citadel Reporting Persons"), with respect to shares owned by Citadel Securities, Citadel Multi-Asset Master Fund Ltd., a Cayman Islands company ("CMAM"), and Citadel Securities Principal Strategies LLC, a Delaware limited liability company ("CSP"). CALC4 is the non-member manager of Citadel Securities and CSP. CSGP is the general partner of CALC4. Citadel Advisors is the portfolio manager for CMAM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. CSGP and CALC4 each have shared voting and dispositive power over 465,337 shares, and sole voting and dispositive power over zero shares. Citadel Securities has shared voting and dispositive power over 414,837 shares, and sole voting and dispositive power over zero shares. Citadel Advisors, CAH and CGP each have shared voting and dispositive power over 475,376 shares, and sole voting and dispositive power over zero shares. Mr. Griffin has shared voting and dispositive power over 940,713 shares, and sole voting and dispositive power over zero shares. The business address of each of the Citadel Reporting Persons is 830 Brickell Plaza, Miami, Florida 33131.

(7) Includes 670 restricted stock awards that vest on June 26, 2026.

(8) Includes 48,643 shares of common stock held by the Chaya-Smith Revocable Trust and 140,500 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026.

(9) Includes 10,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026.

(10) Includes 46,434 shares of common stock held by various family trusts established by Mr. Demilio, 42,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026, 2,000 restricted stock awards that vest in two quarterly increments through October 17, 2026, 11,375 restricted stock awards that vest in seven quarterly increments through January 1, 2028 and 670 restricted stock awards that vest on June 26, 2026.

(11) As of January 26, 2026 (the date of Mr. Duban's resignation), which is the date the shareholder provided the information. Includes 36,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026.

(12) Includes 89,072 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 21, 2026.

(13) Includes 9,525 shares of common stock held by the Rowghani Keshavarz Living Trust and 670 restricted stock awards that vest on June 26, 2026.

(14) Includes 1,981,572 shares of common stock our executive officers and directors have a right to acquire upon the exercise of options that are exercisable within 60 days of April 21, 2026, 2,000 restricted stock awards that vest in two quarterly increments through October 17, 2026, 11,375 restricted stock awards that vest in seven quarterly increments through January 1, 2028 and 4,690 restricted stock awards that vest on June 26, 2026.

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COMPANY LEADERSHIP
DIRECTORS & OFFICERS

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 68

Director since 2013

Board Committees: Real Estate

Class III Director: Continuing in office until the 2027 annual meeting

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today, since January 2014. Mr. Friedman joined RH in April 2001 when the business was known as Restoration Hardware, a $350 million mall-based retail business on the verge of bankruptcy, selling mostly nostalgic discovery items and some Mission-style furniture. He has spent the past 25 years transforming every aspect of the business and building RH into the leading luxury interior design brand in the world today with revenues in excess of $3 billion. Prior to RH, Mr. Friedman spent 14 years in various positions at Williams-Sonoma Inc. lastly serving as President and Chief Operating Officer, and President of the Williams-Sonoma, Pottery Barn, and West Elm brands. Mr. Friedman was responsible for transforming Pottery Barn from a $50 million tabletop and accessories business into a billion dollar plus home lifestyle brand. Mr. Friedman also developed the revolutionary Williams-Sonoma Grande Cuisine stores and conceptualized and developed the West Elm brand. Mr. Friedman began his career as a stock boy at the Gap store in Santa Rosa, California. He spent eleven years with the Gap, and held the positions of Store Manager, District Manager, and Regional Manager overseeing 63 stores in Southern California.

Qualifications:

Mr. Friedman was selected to our Board of Directors because of his leadership in re-conceptualizing and developing the RH brand and business into the leading luxury home brand in the North American market, his deep and unmatched expertise in developing and rapidly growing many of the leading consumer brands in the home furnishings space, and his extensive knowledge of building and leading complex multi-branded and multi-channel organizations.

MARK DEMILIO

Lead Independent Director

Age: 70

Director since 2009

Board Committees: Audit, Compensation, Nominating and Corporate Governance, Real Estate

Class I Director: **Continuing in office until the 2028 annual meeting**

Mark Demilio has served as a member of our Board of Directors since September 2009 and currently serves as the board's Lead Independent Director. Mr. Demilio currently serves as a member of the Board of Directors and Chairman of the Audit Committee of SCP Health, a privately-held provider of emergency medicine and hospitalist services through physician staffing and management since September 2015. From January 2021 until May 2025, Mr. Demilio served as a consultant to Spinnaker Medical, a privately held special purpose acquisition company and since March 2025 has been a business and financial consultant to Boylston Surgical LLC, a start-up in the business of providing orthobiologics products. Mr. Demilio served as a member of the Board of Directors of Cosi, Inc., a national restaurant chain, from April 2004 to May 2017, served on its audit committee, its compensation committee and its nominating and corporate governance committee, and served for a time as Chairman of the Board of Directors of Cosi and as the interim Chief Executive Officer of Cosi. From June 2018 through December 2020, Mr. Demilio was a member of the Board of Directors and Chairman of the audit committee of Nurse Assist, a medical device manufacturer and distributer. From February 2014 through March 2016, Mr. Demilio served as a member of the Board of Directors and Chairman of the audit committee of The Paslin Company, a private company that designs, assembles and integrates robotic assembly lines for the automotive industry.

From December 2000 until his retirement in October 2008, Mr. Demilio served as the Chief Financial Officer of Magellan Health Services, Inc., a Nasdaq-listed managed specialty healthcare company that managed the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. Mr. Demilio has also been the General Counsel for Magellan Health Services, the Chief Financial Officer and General Counsel of Youth Services International, Inc., an attorney specializing in corporate, transactional and securities law with the law firms of Miles & Stockbridge and Piper & Marbury, a financial analyst for CareFirst BlueCross BlueShield of Maryland and a certified public accountant with Arthur Andersen LLP.

Qualifications:

Mr. Demilio was selected to our Board of Directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations and board practices of other major corporations.

LEONARD SCHLESINGER

Age: 73

Director since 2014

Board Committees:
Compensation

Class I Director:
Continuing in office until the 2028 annual meeting

Leonard Schlesinger was appointed to our Board of Directors in April 2014. Dr. Schlesinger has served as Baker Foundation Professor of Business Administration and Chair of the Practice Faculty at Harvard Business School, a role he returned to in July 2013 after serving as President of Babson College from July 2008 until July 2013 and has held various positions at public and private companies. He also serves as a Director of Viewpost Holdings. From 1999 to 2007, Dr. Schlesinger held various executive positions at Limited Brands, Inc. (L Brands, Inc.), a formerly NYSE-listed company, including Vice Chairman of the Board of Directors and Chief Operating Officer. While at Limited Brands, he was responsible for the operational and financial functions across the enterprise, including Express, Limited Stores, Victoria's Secret Beauty, Bath and Body Works, C.O. Bigelow, Henri Bendel, and White Barn Candle Company. Dr. Schlesinger also served as Executive Vice President and Chief Operating Officer at Au Bon Pain Co., Inc. and as a director of numerous public and private retail, consumer products, and technology companies. Dr. Schlesinger has also held leadership roles at leading MBA and executive education programs and other academic institutions, including thirty years at Harvard Business School, where he served as the George Fisher Baker Jr. Professor of Business Administration. Dr. Schlesinger holds a Doctor of Business Administration from Harvard Business School, an MBA from Columbia University, and a Bachelor of Arts in American Civilization from Brown University.

Qualifications:

Dr. Schlesinger was selected to our Board of Directors because he possesses extensive leadership, operational, financial, and business expertise from his significant and broad experience with numerous private and public retail companies.

KEITH BELLING

Age: 68

Director since 2016

Board Committees:
Real Estate

Class III Director:
Continuing in office until the 2027 annual meeting

Keith Belling has served on our Board of Directors since April 2016 and previously served as an advisor to the Board of Directors from May 2015 to April 2016. Mr. Belling is the founder and former Chief Executive Officer of popchips, Inc. ("popchips"), a leading better-for-you snack food business that launched in 2007. He previously served as popchips' Chief Executive Officer from 2007 through 2012, leading the company to sales and distribution at over 30,000 retail stores across North America and the United Kingdom and served as the Chairman of the Board from 2007 through 2019. Mr. Belling has served as an advisor to several innovative consumer, real estate and technology companies, including LBA Realty, Inc., Ripple and Olly Nutrition. Mr. Belling also has founded other businesses, including e-commerce company AllBusiness.com, a leading small business portal, founded in 1998, where Mr. Belling formerly served as Chief Executive Officer and which was acquired by NBCi. Mr. Belling was a real estate attorney with Morrison & Foerster LLP, where he represented a diverse clientele including developers and real estate investors.

Qualifications:

Mr. Belling was selected to our Board of Directors because of his experience as a founder, leader, and entrepreneur of several innovative consumer companies, as well as his background and experience in the real estate sector.

CARLOS ALBERINI

Age: 70

Director since 2010

Board Committees:
None

Class III Director:
Continuing in office until
the 2027 annual meeting

Carlos Alberini has served on our Board of Directors since June 2010. Mr. Alberini currently serves as a member of the Board of Directors and Chief Executive Officer of Guess?, Inc. ("Guess"), a specialty retailer of apparel and accessories, since February 2019. Mr. Alberini previously served as the Chairman and Chief Executive Officer of Lucky Brand from February 2014 to February 2019. Mr. Alberini served as our Co-Chief Executive Officer from June 2010 through October 2012 and from July 2013 through January 2014, and he served as our sole Chief Executive Officer from October 2012 through July 2013. Mr. Alberini was President and Chief Operating Officer of Guess from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the Board of Directors of Guess from December 2000 to September 2011. Prior to Guess, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear from October 1996 to December 2000. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP.

Qualifications:

Mr. Alberini was selected to our Board of Directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations.

ERI CHAYA

Age: 52

Director since 2012

Board Committees:
None

Class I Director:
Continuing in office until
the 2028 annual meeting

Eri Chaya has served on our Board of Directors since 2012, and has served as our President, Co-Chief Creative and Merchandising Officer since May 2025. Prior to that, she served as our President, Chief Creative and Merchandising Officer from November 2017 to May 2025. Ms. Chaya leads product curation and integration, brand creative and business development for our brand concepts across the Company's physical, digital and print channels of distribution. Ms. Chaya previously served as RH's Co-President, Chief Creative and Merchandising Officer and Director from May 2016 to November 2017, Chief Creative Officer from April 2008 to May 2016 and Vice President of Creative from July 2006 to April 2008. Prior to RH, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency, and a creative director at Banana Republic.

Qualifications:

Ms. Chaya was selected to our Board of Directors because of her extensive knowledge and experience in design, product development, brand development, marketing and advertising.

HILARY KRANE

Age: 62

Director since 2016

Board Committees:
Audit

Class II Director:
Continuing in office until
the Annual Meeting

Hilary Krane has served on our Board of Directors since her appointment in June 2016. Ms. Krane is currently the Chief Legal Officer for Creative Artists Agency. Up until February 2022, Ms. Krane served in various executive roles at Nike since 2010, including most recently as Executive Vice President, Chief Administrative Officer and General Counsel for NIKE, Inc. Prior to joining NIKE, Inc., Ms. Krane was General Counsel and Senior Vice President for Corporate Affairs at Levi Strauss & Co. from 2006 to 2010. From 1996 to 2006, she was a partner and assistant general counsel at PricewaterhouseCoopers LLP. Ms. Krane has been a director at the Federal Reserve Bank of San Francisco, Portland Branch since January 2018. Ms. Krane holds a Bachelor of Arts from Stanford University and a J.D. from the University of Chicago.

Qualifications:

Ms. Krane was selected to our Board of Directors because of her extensive operational, compliance and business experience contributing to the growth and development of innovative and iconic global brands.

KATIE MITIC

Age: 56

Director since 2013

Board Committees:
Audit

Class II Director:
Continuing in office until
the Annual Meeting

Katie Mitic is Chief Executive Officer and Co-founder of SomethingElse, Inc., a technology-enabled beverage platform building a portfolio of modern consumer brands, a role she has held since 2019. Ms. Mitic previously held senior leadership roles at several leading technology companies during periods of significant platform growth. At Facebook, Inc., she served as Director of Platform and Mobile Marketing, where she helped scale the company's global developer ecosystem and strategic partnerships. At Palm, Inc., she served as Senior Vice President of Product Marketing, responsible for expanding the company's product portfolio and international footprint prior to its acquisition by Hewlett-Packard. Earlier, Ms. Mitic held leadership roles at NetDynamics (acquired by Sun Microsystems), where she helped launch one of the industry's first application servers; at Four11, where she helped build RocketMail, the early web-based email service that became Yahoo! Mail; and at Yahoo!, where she served as Vice President and General Manager. Ms. Mitic currently serves on the boards of DVx Ventures and LeanIn.Org. She holds a Bachelor of Arts from Stanford University and an M.B.A. from Harvard Business School.

Qualifications:

Ms. Mitic was selected to our Board of Directors because of her entrepreneurial leadership and extensive experience building and scaling innovative technology and consumer businesses.

Age: 53

Director since 2015

Board Committees:
Nominating
and Corporate
Governance

Class II Director
Continuing in office until
the Annual Meeting

Ali Rowghani was appointed to our Board of Directors on January 22, 2015. Mr. Rowghani has served in executive leadership positions at innovative growth companies, including Twitter, Inc. and Pixar Animation Studios, Inc. He is currently the founder and Managing General Partner of First Harmonic, a technology investing firm established in 2025. Mr. Rowghani was previously the Manager of YCombinator Continuity Fund, an investor in growth-stage startups that Mr. Rowghani launched in 2015. At Twitter, Mr. Rowghani was hired as the Company's first Chief Financial Officer in March 2010, and later served as Chief Operating Officer, with responsibility for business development, platform, media, product, and business analytics, from December 2012 to June 2014.

Prior to Twitter, from June 2002 to February 2010, Mr. Rowghani served in various leadership roles at Pixar, including Chief Financial Officer and Senior Vice President, Strategic Planning, reporting to Pixar founder and President, Ed Catmull.

Mr. Rowghani holds a Bachelor of Arts in International Relations and an M.B.A. from Stanford University.

Qualifications:

Mr. Rowghani was selected to our Board of Directors because he possesses extensive operational, financial and leadership experience, and because of his expertise in scaling innovative and high-growth companies.

EXECUTIVE OFFICERS

Below is a list of the names and ages, as of April 21, 2026, of our executive officers and a description of their business experience.

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 68

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today, since January 2014. His description appears under "Company Leadership Directors & Officers—Directors."

ERI CHAYA

President, Co-Chief Creative and Merchandising Officer

Age: 52

Eri Chaya has served as our President, Co-Chief Creative and Merchandising Officer since May 2025 and on our Board of Directors since 2012. Prior to that, she served as our President, Chief Creative and Merchandising Officer from November 2017 to May 2025. Her description appears under "Company Leadership Directors & Officers—Directors."

LISA CHI

President, Co-Chief Creative and Merchandising Officer

Age: 51

Lisa Chi has served as our President, Co-Chief Creative and Merchandising Officer since May 2025. Ms. Chi co-leads product curation and integration, brand creative and business development for our brand concepts across the Company's physical, digital and print channels of distribution. Ms. Chi brings extensive experience in merchandising, product development and brand strategy, having served as Chief Merchandising Officer at Arhaus from July 2021 to May 2025. Prior to that, Ms. Chi held the role of Senior Vice President of Merchandising for Upholstery at RH from March 2017 to June 2020. Previously, Ms. Chi served as Senior Vice President and General Merchandise Manager of Stores, Digital and Catalog at Talbots from July 2014 to March 2016. Ms. Chi holds a Bachelor of Arts in Public Policy from Stanford University.

JACK PRESTON

Chief Financial Officer

Age: 51

Jack Preston has served as our Chief Financial Officer since March 2019 and leads all financial functions, including strategic and financial planning, accounting, treasury, tax, internal audit, investor relations, as well as our legal, compliance and technology teams, across the Company's multiple businesses and brands. Mr. Preston served as RH's Senior Vice President, Finance and Chief Strategy Officer from August 2014 to March 2019, and Senior Vice President, Finance and Strategy from April 2013 to August 2014. Prior to RH, Mr. Preston worked for Bank of America Merrill Lynch for over 12 years, where he served as a Director in the consumer and retail investment banking group. Mr. Preston holds a Bachelor of Commerce degree from the Sauder School of Business at the University of British Columbia.

STEFAN DUBAN

Former Chief Gallery & Customer Officer

Age: 43

Stefan Duban served as our Chief Gallery & Customer Officer from 2021 until his resignation, effective January 26, 2026. In this role, Mr. Duban was responsible for the global operations of the Company's Galleries, Interior Design, Hospitality, Trade, Contract, Outlet and the Gallery Optimization Teams. Mr. Duban began his career as a part-time sales associate in our Thousand Oaks, California Gallery and also held the positions of Gallery Leader, Vice President of Home Delivery, Vice President and Regional Field Leader.

INTENTIONALLY LEFT BLANK

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE & DIRECTOR INDEPENDENCE

We have a number of policies and practices related to corporate governance and oversight of our business. A number of the more important policies and procedures are described in this section of the proxy statement.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines specify the distribution of rights and responsibilities of our Board of Directors and detail the rules and procedures for making decisions on corporate affairs. In general, the shareholders elect our Board of Directors, which is responsible for overall governance of our Company, including selection and oversight of key leadership, and leadership is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website at *ir.rh.com* under "Governance." The contents of our website are not incorporated by reference into this proxy statement and are not soliciting materials.

CODE OF ETHICS & CODE OF BUSINESS CONDUCT

We have adopted a code of ethics for our chief executive officer and senior financial officers. We have also adopted a code of business conduct applicable to our team members, officers and directors. Copies of these codes are available on the Investor Relations section of our website at *ir.rh.com* under "Governance." We expect that any amendment to, or waiver of, the requirements of the code of ethics for our chief executive officer and senior financial officers will be disclosed on our website and any waiver of the requirements of the code of business conduct relating to our executive officers and directors will be promptly disclosed to shareholders, in each case as required by applicable law or NYSE listing requirements.

INCENTIVE COMPENSATION RECOUPMENT POLICY

Effective October 2, 2023, our Board of Directors adopted an incentive compensation recoupment policy (the "Clawback Policy") as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corresponding NYSE listing standards. In the event we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. federal securities laws, the Clawback Policy requires us to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers (as defined in Rule 10D-1) during the three fiscal years preceding the date that we are required to prepare the accounting restatement. The amount recoverable is the compensation paid or payable in excess of the amount that would have been paid or payable based on the restated financial results.

In addition, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results due to our material noncompliance, as a result of misconduct, with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or incentive-based or equity-based compensation they receive.

INSIDER TRADING POLICY

We have adopted an insider trading policy (the "Insider Trading Policy") that governs the purchase, sale and other dispositions of our securities by our directors, officers, team members and other persons, which we believe is reasonably designed to promote compliance with insider trading laws, rules, regulations and listing standards applicable to us. Although the Insider Trading Policy does not apply to the Company itself, it is the Company's practice to conduct transactions in its own securities only in compliance with all applicable securities laws and regulations. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report.

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

No member of the compensation committee of our Board of Directors has served as one of our officers or been employed as one of our team members at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the Board of Directors of any other company that has an executive officer serving as a member of our compensation committee. None of our directors or executive officers are members of the same family.

DELINQUENT SECTION 16(A) REPORTS

Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors, executive officers and any person who owns more than 10% of our common stock to file initial reports of ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Except as set forth herein, based solely on our review of the copies of such forms furnished to us and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were met in a timely manner in fiscal 2025, except for a Form 4 filing for Ms. Chi. On June 17, 2025, a Form 4 filed on behalf of Ms. Chi to report a transaction was filed twelve business days late due to the Company having to reset her EDGAR codes upon her start of employment.

COMPOSITION & QUALIFICATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors consists of nine directors, including our Chairman and Chief Executive Officer. Our certificate of incorporation provides that, subject to any rights applicable to any then-outstanding preferred stock, our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Subject to any rights applicable to any then-outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office, unless otherwise required by law or by a resolution passed by our Board of Directors. The term of office for each director will be until his or her successor is elected at the applicable annual meeting of shareholders or his or her death, resignation or removal, whichever is earliest to occur.

Our Board of Directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year's annual meeting of shareholders. Our directors by class are as follows:

Class I: Eri Chaya, Mark Demilio and Leonard Schlesinger, with a term expiring at the 2028 annual meeting.

Class II: Hilary Krane, Katie Mitic and Ali Rowghani, with a term expiring at the Annual Meeting.

Class III: Gary Friedman, Carlos Alberini and Keith Belling, with a term expiring at the 2027 annual meeting.

| | | | | COMMITTEE MEMBERSHIP | | | |
NAME/CURRENT POSITION	AGE	DIRECTOR SINCE	INDEPENDENT	AUDIT	COMP.	NOM. & CORP. GOV.	REAL ESTATE
Gary Friedman RH Chairman and CEO	68	Jul. 2013					■
Carlos Alberini Director and CEO of Guess?, Inc.	70	Jun. 2010	●				
Keith Belling Founder and Former CEO of popchips, Inc.	68	Apr. 2016					■
Eri Chaya RH President, Co-Chief Creative and Merchandising Officer	52	Nov. 2012					
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	70	Sep. 2009	●	✱	■	✱	✱
Hilary Krane Chief Legal Officer, Creative Artists Agency	62	Jun. 2016	●		■		
Katie Mitic CEO and Co-Founder of SomethingElse, Inc.	56	Oct. 2013	●		■		
Ali Rowghani Founder and Managing General Partner, First Harmonic	53	Jan. 2015	●			■	
Leonard Schlesinger Professor of Business Administration Harvard Business School	73	Apr. 2014	●		✱		

✱   Committee Chair
■   Committee Member

NAME/CURRENT POSITION	EXPERIENCE						
	BUSINESS LEADERSHIP	BRAND/ RETAIL	GROWTH COMPANY	PUBLIC CO. EXECUTIVE/ DIRECTOR	INVESTMENT/ FINANCIAL	LEGAL	RISK & GOVERNANCE
Gary Friedman RH Chairman and CEO	●	●	●	●			
Carlos Alberini Director and CEO of Guess?, Inc.	●	●	●	●	●		
Keith Belling Founder and Former CEO of popchips, Inc.	●	●	●		●		
Eri Chaya RH President, Co-Chief Creative and Merchandising Officer		●	●				
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	●			●	●	●	●
Hilary Krane Chief Legal Officer, Creative Artists Agency		●		●		●	●
Katie Mitic CEO and Co-Founder of SomethingElse, Inc.	●	●	●	●			●
Ali Rowghani Founder and Managing General Partner, First Harmonic	●	●	●	●	●		
Leonard Schlesinger Professor of Business Administration Harvard Business School	●	●	●	●			●

We believe our Board of Directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: (i) business expertise in general and specific familiarity with high growth business models; (ii) experience building high value and luxury brands; (iii) industry knowledge of retail and consumer; and (iv) domain expertise in specialized areas such as merchandising and advertising; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people leadership; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service and have highlighted selected noteworthy attributes for each board member in their individual biographies and as otherwise summarized above.



INDEPENDENCE

Non-Independent 3

Independent 6

TENURE

0–10 Years

11+ Years

AGE

50–59

60–69

70–79

Our Board of Directors strongly believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the Board of Directors and the needs of the business. Accordingly, our Board of Directors regularly reviews the changing needs of the business and the skills and experience resident in its members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited.

BOARD LEADERSHIP STRUCTURE; LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Guidelines provide that the roles of Chairman of our Board of Directors and Chief Executive Officer may be either separate or combined, and our Board of Directors exercises its discretion in combining or separating these positions as it deems appropriate. Our Board of Directors believes that the combination or separation of these positions should continue to be considered as part of our succession planning process. Currently, the roles are combined, with Mr. Friedman serving as Chairman of our Board of Directors and Chief Executive Officer.

In July 2013, the Board of Directors created the position of Lead Independent Director and adopted a Lead Independent Director Charter, which is available on the Investor Relations section of our website at *ir.rh.com* under "Governance." The Lead Independent Director Charter provides that the Lead Independent Director shall serve in a lead capacity to coordinate the activities of the other non-employee directors, to help facilitate communication between the Board of Directors and leadership, and perform such other duties and functions as directed by the Board of Directors from time to time. The Lead Independent Director presides over executive sessions of non-management directors.

Mr. Demilio currently serves as our Lead Independent Director. We believe the appointment of Mr. Demilio as our Lead Independent Director is beneficial to the Company due to Mr. Demilio's breadth of experience and ability to facilitate communication between leadership and the Board of Directors and devote significant time to the Company. Our Board of Directors has determined that the Lead Independent Director provides an important governance construct for the Board of Directors to enhance regular communication with the Company's leadership team and in particular the Chairman and Chief Executive Officer.

Our Corporate Governance Guidelines provide the flexibility for our Board of Directors to modify our leadership structure in the future as appropriate. We believe that our Company is well served by this flexible leadership structure.

BOARD INDEPENDENCE

In accordance with our Corporate Governance Guidelines, the Board of Directors affirmatively determines that each independent director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and meets the standards for independence as defined by applicable law and the rules of the NYSE.

Our Board of Directors undertook its annual review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our Board of Directors affirmatively determined that each of Mr. Alberini, Mr. Demilio, Ms. Krane, Ms. Mitic, Mr. Rowghani and Dr. Schlesinger is an "independent director," as defined under the applicable rules of the NYSE and the SEC, and that the other members of the Board of Directors are not independent. The board's independence determination was based on information provided by our current directors. In particular, in making its determination that Mr. Alberini is an independent director, the Board of Directors considered that under the rules of the NYSE and the SEC, Mr. Alberini could be deemed independent for membership on the Board of Directors after February 2017 given that his prior service as the Company's Co-Chief Executive Officer and Chief Executive Officer had occurred more than three years prior to such date. In addition, as of February 2019, Mr. Alberini also meets the enhanced independence standard for a director who has not served as an employee of the Company for more than five years. In reaching its conclusions regarding the independence of Mr. Alberini, the Board of Directors further considered Mr. Alberini's time away from the management of RH, the fact that he had served as the chief executive officer of Lucky Brands, and the fact that he subsequently left Lucky Brands and is now serving as the chief executive officer of Guess?, Inc., along with other prior and existing relationships between the Company and Mr. Alberini.

Further, the Board of Directors determined that each member of the Board of Directors' audit committee, compensation committee, and nominating and corporate governance committee satisfies independence standards applicable to each committee, on which he or she serves. Although the Board of Directors determined that Mr. Alberini is an independent director under the applicable rules of the NYSE and the SEC, the Board of Directors has elected not to appoint Mr. Alberini to any of the committees of the Company that are required under applicable rules of the NYSE or SEC to be composed entirely of independent directors.

BOARD MEETINGS

During fiscal 2025, our Board of Directors held a total of five meetings. Additionally, our independent directors met in a number of executive sessions presided over by our Lead Independent Director. During fiscal 2025, all of our director nominees and all of our incumbent directors attended at least 75% of the total meetings such directors were eligible to attend during the period in terms of the board, the committees of the board on which they served and independent or non-executive board meetings.

Agendas and topics for board and committee meetings are developed through discussions among leadership and members of our Board of Directors and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board of Directors meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us.

COMMITTEE COMPOSITION & MEETINGS

In fiscal 2025, our Board of Directors had the following standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. All standing board committees are composed of independent directors. Committee membership and the number of meetings each standing committee held in fiscal 2025 are as follows:

	STANDING COMMITTEES		
DIRECTORS	AUDIT[3]	COMPENSATION[3]	NOM. & CORP. GOVERNANCE[3]
Mark Demilio[1][2]	Chair	Member	Chair
Hilary Krane	Member		
Katie Mitic	Member		
Ali Rowghani			Member
Leonard Schlesinger		Chair	
Number of meetings in fiscal 2025	8	5	1

(1)   Designated by the Board of Directors as an "audit committee financial expert."

(2)   Currently the board's Lead Independent Director.

(3)   Committee members had various informal meetings in fiscal 2025.

Our Board of Directors has delegated various responsibilities and authorities to its three standing committees, as described below and in the committee charters, as applicable. The board committees regularly report on their activities and actions to the full Board of Directors as they deem appropriate and as the Board of Directors may request. Each member of the audit committee, the compensation committee, and the nominating and corporate governance committee was appointed by our Board of Directors, which reviews committee composition from time to time.

Audit Committee

The audit committee was established for the primary purpose of assisting the Board of Directors in overseeing the accounting and financial reporting processes of the Company and audits of its financial statements. The audit committee is responsible for, among other matters:

Appointing, retaining, compensating, evaluating, terminating and overseeing our independent registered public accounting firm;

Delineating relationships between our independent registered public accounting firm and our Company consistent with the rules of the NYSE and requesting information from our independent registered public accounting firm and leadership to determine the presence or absence of a conflict of interest;

Reviewing with our independent registered public accounting firm the scope and results of their audit;

Approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

Overseeing the financial reporting process and discussing with leadership and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

Reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

Overseeing information security and cybersecurity matters;

Establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

Reviewing and approving related party transactions.

Our audit committee currently consists of Mr. Demilio, Ms. Krane and Ms. Mitic. Rule 10A-3 of the Exchange Act, and NYSE rules require us to have at least three audit committee members, all of whom are independent. Our Board of Directors has affirmatively determined that each of Mr. Demilio, Ms. Krane and Ms. Mitic meets the definition of "independent director" for purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and NYSE rules. In addition, our Board of Directors has determined that Mr. Demilio qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Board of Directors has adopted a written charter for the audit committee, which is available on the Investor Relations section of our website at *ir.rh.com* under "Governance." The audit committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Compensation Committee

The compensation committee was established for the primary purpose of assisting the Board of Directors in discharging its responsibilities relating to the compensation of our directors and executive officers, as further described in "Executive Compensation—Compensation Discussion & Analysis—Compensation Committee Review of Compensation." The compensation committee is responsible for, among other matters:

Reviewing key team member compensation goals, policies, plans and programs;

Reviewing and approving the compensation of our Chief Executive Officer and other executive officers;

Reviewing and approving or recommending the compensation of our directors;

Reviewing employment agreements and other similar arrangements between us and our executive officers; and

Appointing and overseeing any independent compensation consultants.

Our compensation committee currently consists of Mr. Demilio and Dr. Schlesinger. Our Board of Directors has affirmatively determined that each member of the compensation committee meets applicable independence requirements for membership on a compensation committee in accordance with applicable rules of the NYSE.

Our Board of Directors adopted a written charter for the compensation committee, which is available on the Investor Relations section of our website at *ir.rh.com* under "Governance." The compensation committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was established for the primary purpose of assisting the Board of Directors in discharging its responsibilities relating to the election of directors. The nominating and corporate governance committee is responsible for, among other matters:

Identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

Overseeing the organization of our Board of Directors to discharge the board's duties and responsibilities properly and efficiently; and

Developing and recommending to our Board of Directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee currently consists of Messrs. Demilio and Rowghani. Our Board of Directors has affirmatively determined that each member of the nominating and corporate governance committee meets applicable independence requirements for membership on a nominating and corporate governance committee in accordance with applicable rules of the NYSE.

Our Board of Directors adopted a written charter for the nominating and corporate governance committee, which is available on the Investor Relations section of our website at *ir.rh.com* under "Governance." The nominating and corporate governance committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Real Estate Committee

In April 2026, our Board of Directors also formed a real estate committee comprised of Mr. Friedman, Mr. Belling and Mr. Demilio, with Mr. Demilio serving as chair. The real estate committee was formed as a working committee of the Board of Directors to address certain real estate matters, including, among others, to advise and consult with Mr. Friedman and the leadership team regarding real estate strategy and real estate transactional matters, facilitate interaction between the Board of Directors and leadership on such matters, provide ongoing support and advice to the leadership team between Board meetings, make recommendations to the full Board of Directors, and, where authorized by the Board of Directors, act on behalf of the Board of Directors with respect to specific transactions within the scope of Board-approved real estate programs. The real estate committee will report regularly to the full Board of Directors regarding such matters.

DIRECTOR NOMINATIONS; COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

In accordance with its charter, the nominating and corporate governance committee will consider candidates submitted by the Company's shareholders, as well as candidates recommended by directors and leadership, for nomination to our Board of Directors. The nominating and corporate governance committee considers qualifications for the Board of Directors' membership, which may include:

The highest personal and professional integrity;

Demonstrated exceptional ability and judgment;

Broad experience in business, finance or administration;

Familiarity with the Company's industry;

Ability to serve the long-term interests of the Company's shareholders;

Sufficient time available to devote to the affairs of the Company;

Ability to provide continuing service to promote stability and continuity in the boardroom and provide the benefit of familiarity and insight into the Company's affairs that directors would accumulate during their tenure;

Ability to help the Board of Directors work as a collective body; and

Experience, areas of expertise, as well as other factors relative to the overall composition of the Board of Directors.

The nominating and corporate governance committee also considers such other factors as it deems appropriate, including the interplay of the candidate's experience with the experience of other directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and any committees of the Board of Directors. The nominating and corporate governance committee does not assign specific weights to particular criteria and no particular criteria is necessarily applicable to all nominees.

The nominating and corporate governance committee further reviews and assesses the activities and associations of each candidate to address legal impediments, conflicts of interest, or other considerations that might hinder or prevent service on our Board of Directors. In making its selection, the nominating and corporate governance committee bears in mind that the foremost responsibility of a director of a company is to represent the interests of the shareholders as a whole.

Each director's individual biography set forth above includes the key individual attributes, experience and skills of each director that led to the conclusion that each director should continue to serve as a member of our Board of Directors at this time, as reflected in the summary above. We believe the range of tenures of our directors creates a synergy between institutional knowledge and new perspectives.

Shareholder Proposals for Nominees

In accordance with its charter, the nominating and corporate governance committee will consider potential nominees properly submitted by shareholders. Shareholders seeking to do so should provide the information set forth in the nominating and corporate governance committee's charter regarding director nominations. The nominating and corporate governance committee will apply the same criteria for candidates proposed by shareholders as it does for candidates proposed by leadership or other directors.

To be considered for nomination by the nominating and corporate governance committee at next year's annual meeting of shareholders, submissions by shareholders must be submitted in writing and must be received by the Corporate Secretary by the deadlines set forth in this proxy statement under "Proposals—Additional Information—Shareholder Proposals for the 2027 Annual Meeting" to ensure adequate time for meaningful consideration by the nominating and corporate governance committee. Each submission must include the following information:

  The candidate's name, age, business address and residence address;

  The candidate's biographical information, including educational information, principal occupation or employment, past work experience (including all positions held during the past five years), personal references, and service on boards of directors or other material positions that the candidate currently holds or has held during the prior three years;

  The class and number of shares of the Company which are beneficially owned by the candidate;

  Any potential conflicts of interest that might prevent or otherwise limit the candidate from service as an effective member;

  Any other information pertinent to the qualification of the candidate;

  The name and record address of the shareholder making the recommendation; and

  The class and number of shares of the Company which are beneficially owned by such shareholder and the period of time such shares have been held, including whether such shares have been held in excess of one year prior to the date of the recommendation.

Information regarding requirements that must be followed by a shareholder who wishes to make a shareholder nomination for election to our Board of Directors for next year's annual meeting is described in this proxy statement under "Proposals—Additional Information—Shareholder Proposals for the 2027 Annual Meeting."

Communicating with Members of the Board of Directors

Any shareholder or any other interested party who wishes to communicate directly with (i) our entire Board of Directors, (ii) the non-management directors as a group, or (iii) the Lead Independent Director, may do so by corresponding with the Lead Independent Director at the following address: Lead Independent Director, c/o RH, Legal Dept., 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary. All communications will be received, processed and then directed to the appropriate member(s) of our Board of Directors other than, at the Board's request, certain items unrelated to the Board's duties, such as customer complaints, spam, junk mail, solicitations, employment inquiries and similar items.

SHAREHOLDER OUTREACH ACTIVITIES

Shareholder Engagement

We actively engage with major shareholders of the Company, which has been our practice since our initial public offering in 2012. At our last annual meeting (held on June 26, 2025), approximately 98% of the votes cast by our shareholders supported our say-on-pay proposal. We are committed to the interests of our shareholders and the delivery of shareholder value through our focus on financial performance, including through capital allocation, optimization of free cash flow and increasing the operating margin of the business. We believe that, as part of this commitment, it is important to maintain an ongoing dialogue with shareholders, including with respect to feedback on our executive compensation programs.

We have a formalized annual shareholder outreach program in order to solicit additional input from shareholders with respect to corporate governance and executive compensation practices, which continues to evolve each year. Along with our annual shareholder outreach program, members of our leadership team, including our Chief Financial Officer and Chairman and Chief Executive Officer, engage in regular shareholder and investor communications throughout the year.

As part of our ongoing shareholder outreach efforts, we have provided explanations of our organizational and leadership structures and our continuing efforts to evolve and refine our organizational design and improve its alignment with the evolution of our business. In particular, we have highlighted that numerous business initiatives like the membership program have resulted in simplification of some aspects of our business, while other new initiatives require on-going leadership focus and efforts, and that the shifts in focus and responsibilities of our business and executive officers are designed to attune the organizational and leadership structures to the transformation of our business. This formalized shareholder outreach program is designed to solicit feedback from our shareholders with respect to a number of topics, including those related to our executive pay practices, environmental, social and corporate governance programs and policies, as well as other topics of interest of our shareholders. This effort supplements the ongoing communications between our leadership and shareholders. We continue to receive feedback from our investors throughout the year as a result of our shareholder outreach program.

Shareholder Outreach & Feedback

We engage in shareholder outreach to solicit the views of our shareholders. We hold these discussions with shareholders with the objective of procuring feedback on topics that are of interest to these investors. The bulk of the feedback we receive in connection with the outreach campaign focuses on topics of governance and compensation practices as well as commentary on our proxy statement disclosures.

In addition to the general feedback noted in the chart below, investors have expressed appreciation of our outreach efforts, which has been provided to our Board of Directors.

WHAT WE HEARD	WHAT WE DID
Shareholders have communicated to us their preference that we provide clear and readily accessible information in our proxy statements	We have continued to fine tune our proxy statement presentation, including providing more information in tables and charts rather than within lengthy narrative form in order to make the proxy statement easier to read and the information more accessible
Shareholders have communicated a preference for further disclosures around the nature and reason for the metrics used in our annual (short-term) cash bonus or Leadership Incentive Program	We have provided additional disclosure in "Executive Compensation—Compensation Discussion & Analysis" in order to explain the reasons we chose certain compensation metrics and to show how our program is aligned with shareholder interests
Shareholders have requested information related to other performance metrics such as total shareholder return ("TSR")	After receiving feedback from shareholders regarding the disclosure of other performance metrics for our business, we have been providing additional information regarding key metrics such as TSR in our Annual Report and in our shareholder letters in which we report our financial results and we disclose similar information here in our proxy statement for convenience We have also included a stock performance table to disclose a measure of TSR, as well as enhanced disclosures regarding TSR in "Executive Compensation—Compensation Discussion & Analysis—Stock Performance" Although we do not use TSR as a direct metric as part of our long-term incentive strategy, we believe that the stock price performance metric that we do use in equity awards is likely to be well correlated with other metrics such as TSR
Shareholders have requested additional disclosure regarding our environmental, social and governance practices and profile	We have included information regarding our corporate social responsibility program, including our approach to environmental, social and governance initiatives and other related topics relevant to the Company's business. We have included disclosures with respect to, among other things, material sourcing, ethical manufacturing and workforce health and wellness Please see the "Corporate Governance" and "Corporate Responsibility" sections of this proxy statement

WHAT WE HEARD	WHAT WE DID
Shareholders have requested increased clarity regarding changes in our senior leadership structure and roles	As a result of the ongoing evolution of our business, we continuously adjust the structure and operation of our executive leadership team to meet the needs of our business and optimize the outcome of our initiatives. We frequently implement changes to our organizational design in order to more closely align our leadership structure with the changing needs of the business
	We have launched numerous initiatives that have become integral to the ongoing development of our business including, among others: (i) our membership program; (ii) the introduction of RH Hospitality in many of our new Gallery locations; (iii) the transformation of our real estate both through the introduction of new Galleries and changes in the real estate development model; (iv) ongoing restructuring and improvements to our distribution centers, transportation network and supply chain; (v) the introduction and expansion of design services as part of our Gallery operations; (vi) improvements in our home delivery and outlet model, including the introduction of reverse logistics; (vii) improvements in our product assortment including the introduction of new categories, including the spring 2026 launch of RH Estates; and (viii) expansion of our business into international markets. While some of these initiatives, such as the ongoing development of RH Hospitality, have required us to add incremental leadership positions, others have simplified our business
	Our efforts architecting a new operating platform, inclusive of our distribution center network redesign, the redesign of our reverse logistics and outlet business, and the reconceptualization of our home delivery and customer experience, are driving lower costs and reductions in inventory levels. Likewise, the adoption of a membership model has resulted in simplification in our business and corresponding reduction in certain leadership personnel. Many of the efforts to improve our organizational design have resulted in changes in our home office operations and increased responsibilities for our senior leadership team
	We have provided ongoing disclosure concerning the roles of our senior leadership personnel, including our named executive officers. Over the last several years, we have increased the scope of responsibility for our named executive officers, including Ms. Chaya, Ms. Chi and Mr. Preston, who have worked closely with our Chief Executive Officer. Ms. Chaya, our President, Co-Chief Merchandising & Creative Officer and Director, co-leads product development and leads our product assortment and merchandising as well as related parts of our business including our Sourcebooks and web presence and is a member of our Board of Directors. Ms. Chi, our President, Co-Chief Merchandising & Creative Officer, co-leads product development and leads inventory planning, sourcing, manufacturing, and marketing across physical, print and digital platforms. Mr. Preston leads all of our financial functions (including strategic and financial planning, accounting, treasury, tax, internal audit and investor relations) as well as our legal, compliance and information technology teams

BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, including the most significant risks facing us, and oversees the implementation of risk mitigation strategies by leadership. Our Board of Directors is also apprised by leadership of particular risk management matters in connection with the Board's general oversight and approval of corporate matters and significant transactions. In addition, each of the board committees is responsible for risk management under its area of responsibility and consistent with its charter and such other responsibilities as may be delegated to them by the Board of Directors from time to time. See "Corporate Responsibility—Board Oversight of Cybersecurity Matters."

DIRECTOR & EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board of Directors has adopted stock ownership guidelines applicable to all directors and senior executive officers of the Company in order to further align the financial interest of our directors and senior executive officers with the interests of our investors. The guidelines provide that the Chief Executive Officer should own RH stock with a value at least equal to six times annual base salary and other senior executive officers should own two times annual base salary. The guidelines provide that directors should own RH stock with a value at least equal to two times the amount of the annual cash retainer paid to directors. Senior executive officers and directors are expected to achieve the stock ownership levels under these guidelines by the later of five years from the effective date of the guideline or the date of their hire, promotion or appointment, except for the Chief Executive Officer for whom these guidelines were effective immediately upon their adoption in May 2018.

All senior executive officers and directors are in compliance with the guidelines.

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of April 21, 2026, beneficially owns approximately 24.3% of our common stock, which, based on the average closing price for RH stock for fiscal 2025, was valued at approximately 690 times his annual base salary for fiscal 2025, far above the multiple of six times salary minimum ownership requirement. The foregoing calculation was based on shares owned directly, shares owned indirectly and reported as beneficially owned for Section 16 reporting purposes, and the "in the money" value of stock options, restricted stock and restricted stock units that are no longer subject to vesting or selling restrictions. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

STOCK TRADING PRACTICES

Our Insider Trading Policy, among other things, prohibits our officers, including our named executive officers, directors and team members from trading during quarterly blackout periods and contains other restrictions on trading activities designed to avoid circumstances where Company insiders may be deemed to have traded on material nonpublic information.

Anti-hedging and Pre-clearance

Under the Insider Trading Policy, we also prohibit short sales, hedging and similar transactions designed to decrease the risks associated with holding our securities, pledging our securities as collateral for loans and transactions involving derivative securities relating to our common stock. Our Insider Trading Policy also requires that all team members with titles of vice president or higher, including our named executive officers, all members of our Board of Directors and all other team members, consultants or advisors of the Company who have or may have access to material non-public information about the Company, pre-clear any proposed open market transactions.

10b5-1 Trading Plans

Any of our executive officers, directors and team members may enter into a written plan ("10b5-1 Trading Plan") for the automatic trading of securities in accordance with Rule 10b5-1 of the Exchange Act. It has been the practice of the named executive officers and directors to disclose on a Form 4 filed with the SEC whether any sale or other transfer of shares reported has been made pursuant to a 10b5-1 Trading Plan.

All 10b5-1 Trading Plans entered into by our executive officers, directors and team members must comply with our Insider Trading Policy, and any 10b5-1 Trading Plan must be pre-cleared in advance by our corporate compliance officer. A number of members of our leadership team and directors have adopted 10b5-1 Trading Plans and are encouraged to do so.

ANNUAL MEETING ATTENDANCE

We do not have a policy that requires our directors to attend the annual meeting of shareholders. Two of our directors attended the 2025 annual meeting.

COMPENSATION OF DIRECTORS

We compensate all non-employee members of our Board of Directors as follows:

	ANNUAL COMPENSATION
Annual cash retainer	$135,000 annual cash (paid quarterly in advance)
Lead Independent Director	$30,000 annual cash (paid quarterly in advance)
Audit committee chairman	$80,000 annual cash (paid quarterly in advance)
Audit committee member	$25,000 annual cash (paid quarterly in advance)
Compensation committee chairman	$75,000 annual cash (paid quarterly in advance)
Compensation committee member	$20,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee chairman	$25,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee member	$15,000 annual cash (paid quarterly in advance)
Board meeting attendance fees	Not Applicable
Annual equity grant of restricted stock	Aggregate value of $125,000[1]

(1) Based on the average closing price of our common stock on the date of grant, determined using the closing prices for the ten consecutive trading days prior to and inclusive of the date of grant, which shares vest in full on the one-year anniversary of the date of grant. Grants are made for service for the period between the annual meeting of shareholders for the fiscal year in which the grant was made and the annual meeting of shareholders for the following fiscal year.

Annual equity grants described above are granted on the date of the annual meeting of shareholders each year.

Mr. Friedman and Ms. Chaya, as current officers of the Company, did not receive any compensation for board service for fiscal 2025. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors.

The following table shows the compensation earned by all non-employee directors during fiscal 2025:

NAME	FEES EARNED	STOCK AWARDS[1]	TOTAL
Carlos Alberini	$135,000	$129,337	$264,337
Keith Belling	$135,000	$129,337	$264,337
Mark Demilio	$290,000	$129,337	$419,337
Hilary Krane	$160,000	$129,337	$289,337
Katie Mitic	$160,000	$129,337	$289,337
Ali Rowghani	$150,000	$129,337	$279,337
Leonard Schlesinger	$210,000	$129,337	$339,337

(1) Reflects the aggregate grant date fair value of the awards of restricted stock computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Stock-Based Compensation* ("FASB ASC 718"). Refer to Note 16— *Stock-Based Compensation* in our audited consolidated financial statements contained in our Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the director.

At January 31, 2026, the last day of fiscal 2025, the aggregate number of unvested restricted stock awards and unexercised stock options held by each of our directors, other than Mr. Friedman and Ms. Chaya, is set forth below. Information regarding equity awards held by Mr. Friedman and Ms. Chaya is set forth in the table entitled "— Outstanding Equity Awards at Fiscal Year-End."

NAME	UNVESTED RESTRICTED STOCK	UNEXERCISED STOCK OPTIONS
Carlos Alberini	670 [1]	—
Keith Belling	670 [1]	—
Mark Demilio	4,170 [2]	66,000 [3]
Hilary Krane	670 [1]	—
Katie Mitic	670 [1]	—
Ali Rowghani	670 [1]	—
Leonard Schlesinger	670 [1]	—

(1)   Unvested restricted stock award will vest as to 100% of the shares on June 26, 2026.

(2)   In connection with Mr. Demilio's ongoing service as Lead Independent Director, he was granted (1) 4,000 shares of restricted stock, with 1/8 of the aggregate number of shares vesting on a quarterly basis from April 2024, of which 500 were unvested as of January 31, 2026, and (2) 8,000 shares of restricted stock, with 1/8 of the aggregate number of shares vesting on a quarterly basis from October 2024, of which 3,000 were unvested as of January 31, 2026, in each case subject to his continuous service as the Lead Independent Director. In addition, 670 shares of restricted stock for service as a director will vest as to 100% of the shares on June 26, 2026.

(3)   In connection with Mr. Demilio's ongoing service as Lead Independent Director, he was granted (1) options to purchase 30,000 shares of common stock on May 20, 2020 that were fully vested by May 20, 2025 and (2) options to purchase 36,000 shares of common stock on April 11, 2024, which vests in six equal installments over six years, subject to his continuous service as the Lead Independent Director.

In April 2026, in connection with his service as chair of the real estate committee, Mr. Demilio was granted an award of 13,000 shares of restricted stock under the Company's 2023 Stock Incentive Plan. The award vests in eight equal quarterly installments beginning on January 1, 2026, subject to Mr. Demilio's continuous service on the real estate committee. This award is not reflected in the fiscal 2025 direction compensation table because the award was granted after the end of fiscal 2025.

INTENTIONALLY LEFT BLANK

CORPORATE RESPONSIBILITY

CORPORATE RESPONSIBILITY

We are committed to operating in a responsible and sustainable manner. We implement these goals through our environmental, social and governance ("Corporate Responsibility") programs, which are designed to align our approach to Corporate Responsibility issues with the interests of our people, customers and shareholders and their respective Corporate Responsibility concerns.

Our Corporate Responsibility programs consist of, and are organized under, four key components:

Environmental & Sustainability

Product Safety & Compliance

Responsible Sourcing & Vendor Compliance

Philanthropy

We believe that these four key components of our Corporate Responsibility programs enhance and elevate our brand presence, promote sustainable business growth, and are aligned with our long-term strategic goals as a provider of luxury home furnishings.

In order to implement our Corporate Responsibility programs, we collaborate and work with a variety of third-parties, many of which are non-profit organizations that provide and/or monitor standards addressing various aspects of Corporate Responsibility concerns. We work directly with some of these organizations or we rely upon vendors that adhere to standards set by these kinds of third-parties. Some of these third-party organizations that we rely upon as part of our Corporate Responsibility programs include among others, Habitat for Humanity, Benchmark International, Assent, GoodWeave, Label STEP and Fair Working Conditions. More information on our Corporate Responsibility program and Corporate Responsibility efforts and the work we do with these kinds of third-parties is available on the Investor Relations section of our website at *ir.rh.com* under "Governance."

ENVIRONMENTAL

Sustainability

We observe a number of practices that are designed to support environmental stewardship through sustainability. We seek to address environmental considerations through our programs, including issues related to deforestation, waste, energy use, recycling and conservation of resources.

We have strategically aligned our sustainability and environmental programs with the materials we use to make our products, the paper we use to print our Sourcebooks and the iconic and historical buildings we chose to renovate and restore as part of our portfolio of Design Galleries.

We have pioneered a number of product collections that incorporate the use of reclaimed and repurposed wood. We also work with our vendors to support responsible wood sourcing practices and compliance with applicable regulations concerning the origin of new wood and other product inputs.

Our Sourcebooks are printed – and have been printed for a number of years – on Forest Stewardship Council (or FSC) Certified Catalog Paper. FSC is a third-party certification organization that evaluates those who manage the care of forests. Using FSC certified paper in the production of our Sourcebooks is designed to assure that paper is not contributing to destructive practices in forestry such as illegal logging, conversion of natural forests to other land uses, the liquidation of high conservation value forests, civil rights violations and genetic modification of forest species. We also promote a paperless alternative to Sourcebooks through the presentation of our Sourcebooks digitally.

This RH proxy statement, as well as previous proxy statements, have also been printed with FSC Paper and Waterworks utilizes FSC paper for printing its bi-annual newspaper, Waterworks Made.

Since 2023, we have continued to use FSC certified paper across the RH Home Office ("Home Office").

We work closely with our delivery network, distribution centers, Home Office facilities teams, Galleries and Outlets to divert packaging, product and other forms of waste from landfills. When possible, we reuse and repurpose packaging materials and donate products to minimize waste in landfills.

In 2015, we established a program with Habitat for Humanity to donate products in support of this organization as part of our philanthropy and sustainability efforts. We donate to Habitat for Humanity merchandise that does not meet our "first quality" standards and these "second quality" and "third quality" products are diverted from landfills and used by Habitat for Humanity. Our program with Habitat for Humanity started in Tracy, California and now includes Galleries, Outlets and distribution centers across the U.S. and Canada. In 2019, Habitat for Humanity Greater Vancouver awarded RH a Community Donor Award as a Silver Level Donor.

Certain RH Baby & Child merchandise has received GREENGUARD Gold certification, the highest level of certification under GREENGUARD, requiring that such products meet strict chemical emissions limits and screening procedures. The GREENGUARD standard is used to determine emissions caused by Volatile Organic Compounds (VOCs) from building materials, finishes and furnishings.

In 2025, we continue to advance our environmental stewardship initiatives across our Home Office campus. We maintained the use of "No Mow" grass, a drought-resistant alternative that requires less frequent mowing and helps reduce emissions associated with gas-powered lawn equipment. In addition, we enhanced energy efficiency by replacing chandelier lighting with LED bulbs in our Center of Innovation and across several other campus buildings.

Waste & Packaging
We work closely with our delivery centers, distribution centers, Home Office facilities teams, Galleries and Outlets to assist in finding resources and other options to help divert product and packaging waste from landfills. For example, we look for ways to divert products that do not meet our quality standards, such as products that cannot be sold through our Galleries and Outlets as a result of damage or returns. These "second quality" and "third quality" products have been proactively donated through product diversion programs resulting in an estimated waste diverted from landfills, as shown below:

WASTE DIVERSION	2022	2023	2024	2025
POUNDS	370,000	312,000	708,000	1,073,000
TONS	185	156	354	536

We also have guidelines and procedures in place with our in-sourced home delivery teams and our third-party home delivery vendors to offer to collect and recycle packaging materials from our customers at the time of the product delivery and installation process.

Waterworks uses a universal waste disposal company to dispose of items such as batteries, ballasts, bulbs, electronics, etc. It also works with a recycling company to discard its scrap metal. In 2025, the company recycled 11,432 pounds of metal.

Waterworks purchases and uses packaging material in its Brookfield Operations Center that meets the Sustainable Forestry Initiative (SFI) sourcing certification.

Recycling & Composting

In 2025, we continued our recycling and composting efforts with respect to the RH Home Office by partnering with its local waste hauler, making available a broader range of applicable waste receptacles, educating team members on recycling and composting practices and placing additional proper disposal signage in kitchens.

RH & Waterworks Electricity Consumption

We monitor our electricity consumption across our Galleries, Showrooms, Outlets, distribution centers, manufacturing sites and Home Offices. We plan to use the data from our electricity consumption through our U.S. and Canadian operations to drive efficiencies and improvement.

We believe our greatest savings opportunity in terms of electricity usage has been driven by elements of our lighting campaign. We have targeted certain of our lighting systems to use LED bulbs, such as for our "house lighting" in many of our newer Galleries.

RH LEED Certification

As part of our real estate development projects, we address energy efficiency as one important factor in our development efforts. Some of our new Galleries have incorporated more energy efficient alternatives including, in some instances, LEED certified standards. As an example, in September 2016, we opened RH Austin, The Gallery at The Domain at 11720 Domain Boulevard, which is a LEED Gold Certified building. In 2015, we opened our distribution center in Patterson, California, which is also a LEED Gold Certified building. In 2020, we opened another distribution center in Ontario, California, which is also a LEED Certified building.

Waterworks LEED Certification

Waterworks is continuing the remodeling of its Brookfield Operations Center to include offices for the support center. The project has a LEED consultant to assess the level of LEED Certification that the Brookfield Operations Center can achieve as it undergoes a renovation.

Architectural & Design Legacy

As of January 31, 2026, RH and Waterworks have a total of 89 retail locations. Our retail locations comprise RH Galleries, an RH Interior Design Office and Waterworks Showrooms. We have integrated the RH hospitality experience in 25 of our Design Galleries and in our one guesthouse. As part of our development of new Galleries, RH has updated and renovated a number of historic buildings, including among others our Gallery locations in Boston, Chicago, Greenwich, San Francisco, New York, England and Montecito. These projects enable RH to preserve important architectural contributions and have the additional benefit of reusing and repurposing substantial amounts of legacy building materials that are preserved in these Gallery redesigns. In contrast to new construction, these redesigned historical buildings rely on substantial amounts of the original building materials where possible. In many instances, we have been able to preserve substantial elements of the original building and super structure, as well as important design elements of the historic features of these locations. By preserving a significant portion of the original building, we are able to conserve the amount of new building materials that are used in these projects.

RH has great respect for architectural design and history and has reestablished the relevance of several historic and landmark buildings, giving them renewed purpose and bringing them to modern use. It is often the case that developing a new building from the ground up is more economical than restoring and renovating a historic building. When we choose to renovate historic landmark buildings, we approach the project as an investment in our brand elevation and real estate transformation strategy, as well as an investment in a long-term sustainable approach to Gallery development. Many of these landmark buildings are in a state of disrepair at the time we take possession of them and through our careful restoration we redevelop them into Galleries that reinforce our luxury brand aesthetic and highly differentiated, elevated customer experience.

In April 2026, we opened RH Milan, The Gallery on Corso Venezia, which stands at the center of Italy's design capital and is set within a statuesque 19th-century palazzo, the former Palace of the Prince of Piombino. We have expertly restored and illuminated the palazzo's exterior to celebrate the building's architectural details and historical significance. RH Milan also features an Architecture and Design Library featuring rare books from the foundational Italian masters, including Vitruvius, da Vinci, Palladio and Brunelleschi.

In December 2024, we opened RH's first ever North American Design Library within our Palm Desert interior design location. This library features a rare copy of the first modern-language edition of De Architectura Libri Dece, printed in Italy in 1521 and written by Roman architect Vitruvius.

In October 2024, we opened RH Montecito, The Gallery at the Old Firehouse. The 1931 historic firehouse was designed by the award-winning architect Alexander Bertrand Harmer. For over 50 years it withstood the test of time, serving as a symbol of protection as the main fire station safeguarding Montecito. RH has carefully restored the interiors of the building while maintaining the exterior Spanish Colonial Revival style.

In June 2024, we opened RH Madrid, The Gallery at the Plaza De Marqués del Salamanca. The historic 1914 building was designed by architect Joaquín Saldaña y López and is located in the neighborhood of Salamanca. This region, founded in 1100, was known to be one of Spain's key intellectual centers and was recognized in 1918 as a UNESCO World Heritage site.

In June 2023, we opened RH England, The Gallery at the Historic Aynho Park. The earliest records indicate that a London mercer bought the manor of Aynho in 1545. The manor house at Aynho Park has been remodeled many times since it was built. We acquired Aynho Park in 2020 and completed the redevelopment and restoration of the building to breathe new life into this iconic historic site, which is considered to be a building of exceptional interest under the National Heritage List for England.

In September 2022, we opened RH Guesthouse at 55 Gansevoort Street in New York, New York. The 55 Gansevoort building is located in the Gansevoort Market Historic District which is listed on the National Register of Historic Places. Our restoration of this historic landmark building, which dates to 1887, was designed by architect Joseph M. Dunn.

In May 2022, we opened RH San Francisco, The Gallery at the Historic Bethlehem Steel Building at the corner of Illinois & 20th Streets, San Francisco, California in the second quarter of fiscal 2022. Originally constructed in 1917 and designed in the Classical Revival style by preeminent San Francisco architect Frederick H. Meyer, we restored this landmark building with great respect for its original vision. The Historic Bethlehem Steel Building is listed on the National Register of Historic Places.

In December 2018, we reopened Ma(i)sonry as RH Wine Vault as part of RH Yountville in the heart of wine country at 6711 Washington Street, Yountville, California. We restored this landmark building, which was originally designed in 1902 by its owner and vintner Charles Rovegno with the help of Angelo Brovelli, a local mason responsible for many of Napa County's idyllic stone bridges. This historic structure is listed on the National Register of Historic Places as well as on the Napa County Historic Resources Inventory.

In September 2018, we opened RH New York, The Gallery in the Historic Meatpacking District at the intersection of Little West 12th Street, Ninth Avenue and Gansevoort Street. We restored this historic landmark building that was originally owned by John Jacob Astor in the late 19th century. The Meatpacking District, where RH New York is located, is listed on the National Register of Historic Places.

In October 2015, we opened RH Chicago, The Gallery at the Three Arts Club at 1300 North Dearborn Parkway on Chicago's famed Historic Gold Coast. We restored this landmark building, which was designed in 1914 by distinguished architectural firm Holabird & Roche and was inaugurated as a residence for young women studying music, drama and the visual arts. We restored the entire structure with great respect for its original vision in collaboration with the Commission on Chicago Landmarks. The Gold Coast district, where RH Chicago is located, is listed on the National Register of Historic Places and the Three Arts Club was named a Chicago Landmark in 1981.

In May 2014, we opened RH Greenwich, The Gallery at the Historic Post Office at 310 Greenwich Avenue in Greenwich, Connecticut. We restored this storied neoclassical building that was originally built in 1917. This building sits in the heart of Greenwich Avenue's Historic District and is listed on the National Register of Historic Places.

In April 2013, we opened RH Boston, The Gallery at the Historic Museum of Natural History at 234 Berkeley Street in Boston, Massachusetts. We restored this landmark building that was originally designed in 1862 by distinguished architect William G. Preston and was only the second building to be erected in Boston's famous Back Bay. Our restoration efforts earned us the Preservation Achievement Award through the Boston Preservation Alliance.

We are developing RH London in the U.K., The Gallery at the Historic 7 Burlington Gardens, also known as Queensberry House, situated in Mayfair. The building was constructed in 1725 and was named after the fair that was typically held in May, every two weeks for about 80 years. At one point in time, it served as a branch of the Bank of England.

Aligned with our efforts to honor the legacy of great architecture and design, Waterworks supports the Institute of Classical Architecture and Art, and the Nantucket Historical Association. Waterworks believes in supporting non-profit organizations that educate professionals and the general public in architecture, design and its allied arts in furtherance of their preservation for future generations.

SOCIAL

We care about the well-being of our people, customers, and communities, which is an important factor that influences our actions in many areas of our business operations. Our Corporate Responsibility programs are designed in part to support the ethical treatment of people, including our team members, customers, vendors and other stakeholders. We seek to promote workplace health and favorable working conditions for our people.

Our goal is to have the right person in every position throughout our organization. We have a policy that prohibits us from discriminating against any applicant or team member. This policy governs all aspects of employment, including recruitment, hiring, training, promotion, compensation, discipline, job assignments, benefits, transfer and discharge.

RH is committed to providing a productive work environment free of unlawful harassment. Our company policies prohibit any form of harassment that has the purpose or effect of unreasonably interfering with an individual's work performance, or that creates an intimidating, hostile, abusive or offensive work environment.

We maintain an open door policy where our team members are encouraged to stop by to discuss any suggestions or address any concerns they might have. We believe that most work-related obstacles can be best addressed through open and honest communications.

We also maintain an anonymous hotline where submitted complaints, concerns and grievances are reviewed and addressed with the objective that no team member submitting such complaints will be disciplined, penalized or otherwise retaliated against for raising a good-faith concern either through the hotline or under our open door policy.

Our Team Members

We believe deeply that the "right" people are our greatest asset. Our success is thus dependent upon our ability to retain continued service of our key personnel, particularly our Chairman and Chief Executive Officer, and to attract, retain and inspire qualified leaders and team members across all parts of our organization, including Retail and Outlet locations, Distribution Centers, Home Delivery Centers and Customer Delight Centers.

The combined teams at RH and Waterworks are comprised of approximately 7,200 people consisting of full-time, part-time and temporary team members, including those based in our retail and outlet locations as of January 31, 2026.

OUR PEOPLE



For us, the provision of a comprehensive benefits program is an investment in our team members' health and wellbeing. We recognize the extraordinary value each team member brings to RH and to Waterworks, and we are committed to offering a meaningful array of opportunities from which they can choose. Team members have access to the following:

Medical, Dental and Vision Insurance	Employee Assistance Program
Health and Dependent Care Flexible Spending Accounts	401(k) Retirement Savings Plan
Transit and Parking Benefits (Pre-Tax)	Team Member Discounts
Health Savings Account	Referral Bonuses
Life Insurance	Financial Planning & Advisors
Short and Long-Term Disability Insurance	Other Wellness Benefits
Earned Wage Access	

Workforce Health & Wellness

At RH, the safety and wellbeing of our team members is central to our operations from design and manufacturing to distribution, retail and delivery. We are committed to maintaining a workplace that prioritizes the health and safety of all team members, guided by a comprehensive Health & Safety Program based on the Plan-Do-Check-Act model. This structured approach enables us to implement best-in-class safety practices, continuously monitor and refine our processes, and ensure robust controls necessary to prevent accidents, injuries, and illnesses.

Our commitment to creating a strong safety culture is reinforced through monthly leadership safety committee meetings, bringing together cross-functional leaders to review safety metrics, share lessons learned, and celebrate our achievements. By integrating safety practices into every aspect of our business, we aim to foster an environment of ongoing improvement, one that is a safer, more supportive environment for all team members.

RH complies with various local, state, and federal laws and regulations related to workplace health and safety. By prioritizing team member health and safety, we can facilitate compliance with relevant laws and regulations, reducing the risk of legal and financial impacts.

Responsible Sourcing

We expect our values and principles to be maintained throughout our business, including our supply chain. We require our vendors to adhere to our Product Partner Code of Conduct (the "Product Partner Code of Conduct"), which can be found on our Investor Relations section of our website at *ir.rh.com* under "Governance," as well as other requirements. Our Product Partner Code of Conduct is designed to promote the principles of fair and ethical treatment of workers, compliance with all applicable local laws, rules and regulations, and transparency to allow for accountability and reasonable substantiation of compliance.

Through our Product Partner Code of Conduct, as well as other requirements such as our Supply Chain Partner Operations Manual, our vendors must agree to adhere to numerous workplace standards and principles, including compliance with laws and requirements relating to wages and compensation, the support of freedom of association, the prevention of unlawful discrimination and the promotion of the health, safety and dignity of people that work for vendors participating in our supply chain.

To monitor compliance of our suppliers and vendors with the Product Partner Code of Conduct and other applicable requirements necessary to promote the production of safe products that meet RH's standards in appropriate working conditions, we rely on our Social and Product Partner Compliance Program and our Product Safety and Compliance Program. Both of these programs leverage third-party organizations in order to monitor that our vendors are adhering to our expected standards.

We have partnered with international non-profit organizations including Fair Working Conditions ("FWC"), GoodWeave, and Label STEP, to monitor our third-party vendors with respect to working conditions and compliance with labor standards. Our approach includes working with mission-minded organizations that can monitor our suppliers' factories, workshops, and home-based work, and can take other measures to support our vendors in complying with standards related to working conditions and responsible practices. Waterworks, through FWC, conducts audits in third-party factories where its products are manufactured to ensure compliance with labor standards.

Our suppliers are expected to acknowledge adherence to our Product Partner Code of Conduct and other requirements which set forth numerous vendor obligations and rules related to compliance with applicable working conditions and other standards in support of responsible business practices. Vendors in our network must participate in our Social and Product Partner Compliance Program, which authorizes us and our agents access to conduct inspections and audits of vendors' facilities.

We have partnered with Benchmark International to monitor products made with endangered plant species or plant species that are harvested illegally. Benchmark International, LLC is an accredited, independent auditing and testing lab with world-wide expertise in the areas of the U.S. Lacey Act & EUTR/EUDR compliance, TSCA compliance and wood testing.

RH and Waterworks continue to partner with Assent, an industry-leading supply chain data management company that enhances automation and accuracy when collecting, submitting or managing data related to Corporate Responsibility, product safety and compliance and vendor compliance. Assent has automated our processes such as vendor onboarding and other vendor compliance processes. Assent has assisted us in achieving compliance with product regulatory requirements, including CA Proposition 65, EU RoHS, TSCA Restrictions, and EU Waste Framework. In addition, Waterworks has worked extensively to ensure all of its faucets, water dispensers, and pot fillers met NSF 61 certification standards by the required date.

We have established guidelines around the use in our supply chain of conflict minerals (which we define to include columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten) sourced from central African countries to address concerns over the exploitation and trade of minerals that supports ongoing conflicts in the region.

We require our vendors to conduct their sourcing in compliance with local and internationally recognized laws and with commonly viewed industry practices with respect to animal welfare. We do not condone the mistreatment of animals. We monitor certain animal and natural products such as those made with down and feathers, including a number of measures and practices in support of our efforts to obtain down and feathers from ethical and humane sources. We offer alternatives to down and feathers with respect to many of our products to provide for additional customer choice and preference. We also comply with and monitor bans in certain states and municipalities on the sale of fur, and we monitor supply chain traceability with regard to the sources of our Belgian linen.

Since 2021, RH has partnered with Benchmark International, LLC to support due diligence on the wood raw materials and components used in RH products. This partnership focuses on building transparency throughout RH supply chains to identify, evaluate, and mitigate risk associated with wood materials potentially taken, possessed, transported, or sold in contravention of domestic, tribal, or foreign law, as required by the U.S. Lacey Act.

Ethical Manufacturing

We continue to evaluate risks and update our approach to monitoring ethical production across our supply chain. Taking into account many factors, including but not limited to the country of manufacturing, origin of raw materials, product category and data from the Department of Labor (Bureau of International Labor Affairs) we have created a comprehensive vendor product program to monitor and address human rights risks in our supply chain.

As one element of this program, we partner with third parties that assist in monitoring vendor production facilities, including labor and other practices. GoodWeave – a non-profit organization that is focused on the elimination of child labor in the rug supply chain – provides us with assistance with respect to handwoven rug production. We also partner with Label STEP, a fair trade non-profit organization committed to worker wellbeing in the rug industry. As part of community upliftment, Label STEP conducts periodic weaver empowerment programs that aim to support workers through medical camps, physiotherapy, financial literacy and health guidance initiatives.

Our overall vendor product program is centered around the core belief of "Continuous Improvement". We believe that vendor facility audits provide an opportunity to identify areas for improvement in operations and standards and opportunities to enhance vendor practices over a period of time. The corrective actions generated from each audit incorporates practical solutions and practices which can be implemented on factory floors on a regular and consistent basis. Fair Working Conditions combines trainings with corrective action to encourage vendors and factories to make sustainable long term change. Having on the ground support and partnership from third-party vendors is instrumental in guiding vendors with the objective of their ongoing adherence to our Product Partner Code of Conduct.

Product Safety & Compliance

We maintain a product safety and compliance program in support of our efforts to sell products that are safe and to protect our customers and our people. We seek to maintain a level of safety of our products through a range of measures to assess and identify opportunities to promote prompt responses to any identified issues. Our safety assurance measures include a variety of monitoring procedures and practices such as inspection and testing of samples, site visits of our vendors' production facilities and inspection of inbound shipments at our distribution facilities.

The RH Product Safety & Compliance team works in partnership with our vendors, third-party laboratories, and technical experts in connection with testing for regulatory, industry, and brand standards. We believe that partnering with accredited labs across the globe helps RH to monitor products and materials for issues of safety and quality.

As part of the adoption of any new product, the RH Product Safety & Compliance team reviews products at the individual SKU level as well as across collections of similar products to address product safety and regulatory requirements and establishes the appropriate test protocols to be applied. We work closely with third-party testing laboratories to execute product testing in accordance with RH's specifications.

We continue to innovate our testing program through our work with ICW, a cloud-based product safety and compliance testing platform that streamlines testing of RH products. ICW enables RH to track testing progress, increase efficiencies around testing and use data analytics to drive compliance decisions and mitigate risk.

In addition to certifications and testing, we actively monitor CPSC and other industry related safety alerts and product recalls are listed on our website. Often these recalls are conducted on a voluntary basis to avoid any potential harm. As such, our notices provide detailed updates of the products that are recalled, the reason, and the reimbursement, replacement or refund opportunities.

Through our Product Safety & Compliance testing program, RH also monitors various chemicals that may be hazardous to human health and/or the environment, including but not limited to lead, flame retardants, formaldehyde and PFAS. With the expansion into the European Union and U.K., RH has expanded its monitoring efforts to include chemicals regulations in those regions.

Philanthropy

RH follows a number of approaches in relation to charitable donations and other aspects of philanthropy. As part of various Gallery development projects, RH has donated products and design services to civic centers, local charities and schools in order to engender community goodwill. Since 2016, we have donated close to $53 million of product at cost to a variety of charities and non-profit organizations related to the communities where we live and work. Additionally, RH sponsors local community charities in connection with Gallery opening events. We have made numerous donations to third-party charities in connection with our business operations. Examples of non-profit organizations in the US to whom we have made donations include Art Institute Chicago, Joffrey Ballet, Chicago Children's Choir, The Denver Art Museum, Children's Hospital Colorado, RxArt, The Art of Elysium, Moffitt Cancer Center, Children's Mercy Hospital Kansas City, Dell Children's Medical Center of Central Texas, Just Keep Livin' Foundation, After-School All-Stars Las Vegas, Seattle Art Museum, Norton Museum of Art, SickKids Foundation, Doernbecher Children's Hospital Foundation, The First Art Museum, Free Arts NYC, Friends of the Highline, Children's Cancer Research Fund, Columbus Museum of Art, 3Arts, Two x Two, Crossroads School for the Arts, Tipping Point, Eat.Learn.Play, Cleveland Foundation, Boys & Girls Club (Peninsula), North Carolina Museum of Art Foundation, Hoag Hospital Foundation, Montecito Firefighters' Charitable Foundation and Kips Bay Boys and Girls Club.

In 2025, in order to further expand on our philanthropic efforts and to align with our International Gallery Development expansion and presence, we made donations to the following organizations: Oklahoma City Museum of Art, Montreal Museum of Fine Arts, The Tower Foundation (Manhasset), and The Children's City (Detroit).

RH also provides local donations to communities where our team members live and work. In the case of the northern California wildfires and the most recent 2025 Southern California wildfires, RH donated goods to various organizations to help support rest areas for first responders, temporary shelters for fire victims, and the relief and rebuilding efforts of those who were affected by the fires. Other examples of organizations to whom we have made donations include: UCSF Benioff Children's Hospital, UCSF Dec My Room, San Francisco Toy Program, SchoolsRule Marin, Furniture Bank of Central Ohio, The Michael J. Fox Foundation for Parkinson's Research, PlumpJack Foundation, Slide Ranch, The BreastFest, Helix School, Dress for a Cure, Mercy Home for Boys & Girls, 826DC, 826Valencia, Homeward Bound of Marin, Gilead House, Make-A-Wish Foundation of Greater Bay Area, Conolly Ranch, Vina Capital Foundation (Covid Relief), and many local schools and smaller nonprofit organizations close to our Galleries, distribution centers and corporate office.

Waterworks has donated to a variety of organizations both monetarily and in products. Organizations to whom the company has made donations include, Ann's Place, Habitat for Humanity, Disabled American Veterans, Institute of Classical Architecture, Save Iconic Architecture and Boys and Girls Club. Waterworks once again partnered with The United Way to provide Back-to-School supplies.

Through donations and events participation, Waterworks contributed over $136,000 in 2025. Waterworks actively participates and gives back to its community through volunteering. The company awards all team members with a paid day off for volunteer work. Team members participated in a 5k Run to raise money for Ann's Place, a non-profit organization providing support and resources to people living with cancer and their families.

Giving Campaigns | Igniting the Human Spirit

In November 2022, RH initiated a team member giving campaign in collaboration with World Central Kitchen whereby every donation made by team members would be matched dollar for dollar up to $250,000 by RH. All donations collected went toward providing fresh meals to people in response to crises situations across the world.

In November 2023, RH initiated a team member giving campaign in collaboration with World Central Kitchen and UNICEF. Every donation made by team members would be matched dollar for dollar up to $250,000. All donations collected went towards providing fresh meals to people in response to crisis situations and to providing humanitarian aid to children and families in need.

In January 2025, RH initiated a team member giving campaign focused on relief efforts for the LA Wildfires, with donations—matched dollar for dollar—benefiting World Central Kitchen and the American Red Cross.

Across 2025, RH partnered with World Central Kitchen, Good360, St. Jude Children's Research Hospital and the International Fund for Animal Welfare to launch several giving campaigns, supporting communities in need. Every donation made by team members was matched dollar for dollar, doubling our collective impact and raising a total of $50,000.

During the 2025 holiday season, our Home Office team members came together to purchase clothing and gifts for children in the local community, supporting the Alternative Family Services Foster Joy Program.

Additionally, Waterworks purchased clothing and gifts for children in the local area supporting the Salvation Army's Angel Tree Program.

In addition to the holiday giving campaigns, our regional teams and offices, including our Home Office, as well as local teams in New York, Washington D.C., Maryland and Ohio, regularly partner with various local non-profits in their communities to create a lasting impact.

GOVERNANCE

We have numerous governance policies and practices as noted above in this proxy statement in the section entitled "Corporate Governance" regarding our Board of Directors and overall governance framework.

Ethical Conduct

At RH, we're committed to conducting our affairs in accordance with all applicable laws, rules and regulations of the countries in which we do business. Our Code of Business Conduct (the "Code of Conduct") applies to everyone at RH, including our team members, officers and directors, in addition to certain independent contractors, consultants and advisors who work at our facilities or on our behalf. We also have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers that promotes honest and ethical conduct and compliance.

Our Code of Conduct is designed to promote honest and ethical conduct, including (i) the promotion of honest and ethical business practices, (ii) the handling of actual or apparent conflicts of interest between personal and professional relationships, (iii) compliance with governmental laws, rules and regulations, (iv) prompt internal reporting of violations, and (v) accountability for adherence to the requirements of the Code of Conduct. A few of the topics and issues covered by our Code of Conduct include:

Anti-Bribery	Insider Trading
Anti-Corruption	Investment Policy
Conflicts of Interest	Political Contributions & Lobbying
Fair Competition	U.S. Sanctions Compliance Policy
Fair Dealing	Whistleblower Policy
Gifts & Entertainment	

RH's Corporate Compliance Officer oversees and administers our corporate and compliance policies with the objective of (i) fostering a culture that integrates compliance and ethics into business processes and practices and (ii) maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns.

The Corporate Compliance Officer reports regularly to the audit committee of the Board of Directors and/or the nominating and corporate governance committee as appropriate with regard to (i) our compliance with applicable laws and regulations, (ii) relevant topics concerning our corporate governance, and (iii) any other material matters within the responsibility of the Corporate Compliance Officer.

We further discuss some of our compliance and governance policies and practices below.

Anti-Corruption Policy

Our anti-corruption policy supplements our Code of Conduct and requires compliance with the U.S. Foreign Corrupt Practices Act and the growing body of international anti-corruption laws and prohibits us and our affiliates, directors, officers, team members, agents and representatives from unduly influencing officials or foreign governments and political officials. Oversight for this policy falls under RH's Corporate Compliance Officer.

We require our vendors to comply with our anti-corruption standards including periodically renewing certifications to the Company of the vendor's compliance with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other applicable anti-corruption laws and regulations.

Sanctions Compliance Policy

As part of our broader anti-corruption efforts, we have also adopted a Sanctions Compliance Policy which describes the processes and procedures we have implemented with the objective of avoiding transactions with countries sanctioned by the U.S. government. Our Sanctions Compliance Policy requires that we screen our vendors to reduce the risk of transactions with countries and parties that are embargoed and sanctioned by the U.S. government.

Expenditure & Signature Authority Policy

We have an expenditure and signature authority policy that is refreshed annually by our Board of Directors that covers the expenditure limits of our team members, including executives by level, and that further typically limits team members from binding the Company to contractual obligations outside of their principal areas of responsibilities and within applicable monetary thresholds by level.

Conflict Minerals Policy

We seek to source safe, quality products made in a manner consistent with our values of ethical business conduct, the use of responsible social and environmental practices and the protection of human rights. We maintain a Conflict Minerals Policy that is incorporated into our Supply Chain Partner Operations Manual, which our suppliers are able to access via a secure website. We expect that our direct suppliers will comply with our Conflict Minerals Policy and that they will (i) provide appropriate information and conduct necessary due diligence to facilitate our disclosures under Form SD regarding sources of conflict minerals within our supply chain pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) implement and communicate to their relevant personnel and suppliers policies that are consistent with our Conflict Minerals Policy, (iii) put in place procedures and contractual provisions for the traceability of conflict minerals, working with their suppliers as applicable, (iv) use reasonable efforts to source conflict minerals from smelters and refiners that have been validated by a recognized, independent third-party as DRC conflict free, and (v) adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with our Conflict Minerals Policy.

Information Security and Information Security Incident Response Plan

The safeguarding of confidential and sensitive information, including proprietary information, is critical to the success of our business as well as the continued availability of our information assets.

Our approach to the identification, monitoring and management of data security risks has been developed pursuant to a number of different approaches to mitigate cybersecurity threats, including the adoption of technical, policy and administrative cybersecurity controls as well as reliance on RH's Information Security Incident Response Plan and cybersecurity training.

The Company conducts various risks assessments in the area of cybersecurity including periodic independent information security risk audits. Through these assessments, the Company seeks to evaluate its information security posture against a benchmark prescribed by independent third-party firms with expertise in this area.

The type of sensitive information we may address in our business operations includes, without limitation, data related to our customers, team members, temporary team members, contractors, or the personal identity of a business partner or other content specific to an individual. Some examples of this information include credit or debit card numbers and other similar sensitive information.

Our Privacy Policies detail how we collect, use, disclose and safeguard the information our customers' provide us through our websites and mobile software systems, as well as our physical properties such as our Galleries, Outlets, distribution centers, etc. We uphold our customers' privacy rights through a number of measures. We offer our customers opportunities to unsubscribe to promotion communications, opt-out of information transfers to third-parties, and request deletion of personal information.

Our Information Security Incident Response Plan provides a framework for our response to a cybersecurity incident, and includes procedures to identify, assess and mitigate the source of a cyber-security breach, to minimize damage where possible and to restore normal operations as promptly as practicable.

We categorize our data assets and tailor our security architecture to protect them using a criticality approach. By using an industry-accepted critical security controls framework to measure our cybersecurity and protocols, we are able to monitor the use and performance of our:

Data security	Backup and recovery systems
Network security	Application security
Logging activities	Vulnerability management
Endpoint detection, response and configuration	Access management

Cyber Liability Insurance Policy

We maintain a cyber liability insurance policy that covers certain losses and liabilities arising from cyber attacks and data breaches. Subject to its terms and limitations, our policy includes coverage for business interruption and other costs associated with a covered breach event such as forensic consultants, notice to affected individuals and certain defense and litigation proceedings. The coverage limits and self-insured retentions are reviewed on an annual basis.

Board Oversight of Cybersecurity Matters

The audit committee assumes primary responsibility at the board level for the monitoring and oversight of cybersecurity issues and risks related to information security. The Company regularly reports to the audit committee, typically on a quarterly basis, regarding information security and cybersecurity matters, including the results of risk assessments and third-party audits as well as the Company's adoption of security enhancements to mitigate risk related to cybersecurity threats. See "Corporate Governance—Board's Role in Risk Oversight." Ms. Mitic, a member of our audit committee, has specific applicable experience that relates to the importance of information security around personal information of consumers. We believe that Ms. Mitic's prior experience at eBay Inc., Yahoo! and Facebook is particularly relevant in relation to our Board's review and monitoring of cybersecurity topics.

Investment Policy

Our investment policy requires that investment assets held by us meet the objective of safety and preservation of principal while providing sufficient liquidity to meet the operating cash requirements of the Company, with the objective of investing funds at favorable yields with minimum risk.

Whistleblower Policy

Our SOX Whistleblower Policy addresses the reporting of certain categories of misconduct, including misconduct related to accounting practices, internal accounting controls or auditing matters, and prohibits retaliation against those reporting such misconduct. Submissions may be made on an anonymous basis. We also have other programs to allow for reporting of potential misconduct in other aspects of our business.

Disclosure Committee

We have a Disclosure Committee to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility for oversight of the establishment, maintenance, review and evaluation of controls and other procedures designed to ensure that information required to be disclosed by the Company in its publicly filed reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, that the Company's public disclosures are materially accurate and complete and otherwise comply with applicable disclosure requirements, and that there exists an open avenue of communication regarding disclosure such that senior leadership can make informed decisions relating to materiality and disclosure obligations.

Membership of the Committee is designated by our Chief Executive Officer and includes executives representing key areas of the Company's operations that may be relevant to the Company's filings with the SEC and other public disclosures, including senior representatives from the following key areas of the Company: finance and accounting, legal, tax, compliance, risk, internal audit.

Corporate Compliance Officer

The Board of Directors has established a charter that sets forth certain responsibilities and requirements applicable to our Corporate Compliance Officer, inclusive of overseeing and administering the Company's corporate and compliance policies with the objective of fostering a culture that integrates compliance and ethics into business processes and practices and maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns. The Corporate Compliance Officer reports regularly to the audit committee and/or the nominating and corporate governance committee as appropriate with regard to the Company's compliance with applicable laws and regulations, relevant topics concerning the Company's corporate governance, and any other material matters within the responsibility of the Corporate Compliance Officer.

Other Appropriate Uses of Corporate Funds

To provide further assurance around the appropriate use of corporate funds for business purposes and to further assist with mitigation of risks around conflicts of interest and corruption, we have adopted several policies and guidelines that cover such items as (i) the authority of our team members to bind the Company to certain contractual obligations, and (ii) limitations and controls around expenditures related to travel, entertaining and gifting and other expenses.

Political Activity

We generally do not use corporate funds to make contributions to support or oppose federal, state or local political parties, candidates or campaigns or offer our Galleries in support of such efforts. Our statement on political activity is available on the Investor Relations section of our website at *ir.rh.com* under "Governance."

OUR CONTINUED EFFORTS & INNOVATION

One of our core values is innovation. We value innovation, taking risks and boldly going where no company has gone before. We believe you're either striving to get better or allowing yourself to get worse – there is no such thing as staying the same. The power of innovation comes from leveraging the creative minds and spirit of all of our people, at all levels of the organization. We strive to build an environment that encourages people to challenge conventional thinking, and to ask "why?" and "why not?" We embrace those people who have the courage to put forth new ideas and breathe new life into our Company. Innovation is at the core of what we do.

We continue to evolve and innovate our programs and our approach to Corporate Responsibility matters.

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

We believe that continually analyzing and refining our compensation program enables us to achieve the key goals of our compensation philosophy and supports ongoing improvements in our financial performance. We align our executive compensation practices to our business objectives in order to drive ongoing improvements in our financial performance. This compensation discussion and analysis ("CD&A") explains the strategy, design, and decision-making processes of our compensation programs and practices for our named executive officers in fiscal 2025. This CD&A is intended to provide perspective on the compensation information contained in the compensation tables that follow this discussion. This CD&A also discusses how the fiscal 2025 compensation of our named executive officers aligns with the key goals of our compensation philosophy, namely, attracting and retaining the best talent and driving financial performance. We also discuss how we use our compensation programs, including equity programs, to encourage an ownership and stakeholder perspective among our named executive officers by providing them with a long-term interest in the growth and financial performance of our Company that aligns with the interests of our shareholders.

The following table sets forth our named executive officers for fiscal 2025, as defined in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"):

NAME	TITLE
Gary Friedman	Chairman and Chief Executive Officer
Jack Preston	Chief Financial Officer
Eri Chaya	President, Co-Chief Creative and Merchandising Officer and Director
Lisa Chi	President, Co-Chief Creative and Merchandising Officer
Stefan Duban[1]	Former Chief Gallery & Customer Officer

(1)   Mr. Duban resigned from his position on January 26, 2026.

STOCK PERFORMANCE

The following table shows the total shareholder return for our common stock during the five fiscal year periods indicated below. The first row of the table indicates the cumulative return of an investor purchasing one share of RH common stock at the market close on January 29, 2021 and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table. The table then assumes a scenario where $100 was invested at the market close on January 29, 2021 in RH common stock, which is equivalent to 0.21 shares (if fractional shares were permitted), and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table.

	JANUARY 29, 2021	JANUARY 28, 2022	JANUARY 27, 2023	FEBRUARY 2, 2024	JANUARY 31, 2025	JANUARY 30, 2026
Value of 1 share	$475.36	$391.92	$310.65	$256.03	$419.11	$198.83
Value of a $100 Investment	$100.00	$82.45	$65.35	$53.86	$88.17	$41.83
Percentage Change	n/a	-17.6%	-20.7%	-17.6%	63.7%	-52.6%

This table is supplemental to the stock performance graph presented in our Annual Report.

Compensation Framework

We believe that compensation paid to our executive officers should be:

Closely aligned with the performance of the Company, on both a short-term and long-term basis;

Linked to specific, measurable results intended to create value for shareholders;

Transparent, accessible and understandable by all stakeholders to understand what drives our executives; and

Tailored to achieve the key goals of our compensation program and philosophy.

Our executive compensation programs are aligned with our shareholders' interests, with performance-based compensation being tied primarily to our annual earnings before taxes and our long-term stock price performance. In addition, we have structured the equity awards made to our Chairman and Chief Executive Officer to have a substantial performance component. Performance for these purposes is measured by stock price appreciation over a minimum four-year service period.

We achieve this alignment in part by providing a substantial portion of compensation to our executive officers in the form of equity awards. This approach generally aligns executive compensation with shareholder stock price appreciation. In the case of our Chairman and Chief Executive Officer, we have structured his equity grants in reliance on multi-year stock option awards. Mr. Friedman's grants for both 2017 and 2020 were designed to require substantial stock price appreciation from the Company's share price on the date of grant. As further described below, in the case of Mr. Friedman's 2020 Stock Option Award, the option was fully vested and exercisable upon grant, but the shares underlying the option are subject to selling restrictions that were initially measured over four annual performance years from May 2021 through May 2025, with any shares that remained subject to selling restrictions after that initial period continuing to be eligible for release in later performance years in accordance with the award agreement. Mr. Friedman's base salary has remained unchanged since it was last increased in June 2013 when he returned to the Company, at the time, as our Chairman and Co-Chief Executive Officer. Mr. Friedman's bonus opportunity has not changed since fiscal 2020. We have made these compensation decisions with respect to our Chairman and Chief Executive Officer to place the highest priority in his compensation incentives on performance using the measure of stock price appreciation, which we believe is the single best overall measure of performance that aligns the executive's compensation with shareholder returns over time.

The compensation committee's decision-making regarding executive compensation in any given fiscal year is informed in part by financial performance as well as the strategic and business initiatives pursued by us during the year and over time. We undergo an annual process to assess the compensation of our senior leadership team to ensure that there is strong alignment with our performance goals and long-term business strategy.

In terms of equity compensation for our executive officers, we have instituted a number of investor-friendly practices in connection with stock-based incentive awards. We recognize the dilutive impact of stock-based incentive awards on our shareholders and strive to balance the impact of dilution with our need to attract and retain talent. In addition, we rely on a number of other measures to address the dilutive effects of equity awards including: (i) use of longer term vesting with respect to many equity awards, a large number of which have a seven-year vesting measurement period, (ii) back-end loaded vesting with respect to many of our equity grants, (iii) avoiding mechanistic or formulaic grant practices that may create expectations around annual refresh grants that are not linked to market and business conditions, and (iv) repurchase of shares under our share repurchase programs as an offsetting mechanism to reduce dilution from equity awards.

We believe that our approach to equity compensation for our executive officers has contributed to our overall business performance and will contribute to our expectation of long-term appreciation in our share price.

Performance-Based Annual Cash Incentives

We have adopted the Leadership Incentive Program ("LIP"), which is a cash-based incentive compensation program designed to motivate and reward annual performance for eligible team members, including our named executive officers. The compensation committee considers annually whether LIP bonus targets should be established for the year and, if so, approves the group of team members eligible to participate in the LIP for that year. The LIP includes various incentive levels based on the participant's position with the Company. Cash bonuses under the LIP link a significant portion of the named executive officer's total cash compensation to our overall performance.

The LIP bonus for our named executive officers is based on achievement of financial objectives, rather than individual performance, in order to focus the entire senior management team on the attainment of enterprise-wide financial objectives. Each named executive officer is provided a target bonus amount equal to a percentage of the eligible portion of such officer's base salary (which eligible portion is based on the salary earned during the fiscal year). The target bonus amount is based on the Company meeting the target achievement level for the relevant financial objective.

The compensation committee, either as a committee or with the Board of Directors as a whole, sets the financial objectives each year under the LIP, and the payment and amount of any bonus depends upon whether we achieve at least a certain percentage of the financial objectives under the LIP. The compensation committee, either as a committee or with the Board of Directors as a whole, generally establishes such objectives for the Company at levels that it believes can be reasonably achieved with strong performance over the fiscal year. In making the determination of minimum and target levels, the compensation committee and/or the Board of Directors may consider the specific circumstances facing our Company during the year and our strategic plan for the year. The compensation committee and the Board of Directors have discretion to interpret the LIP's performance objectives in light of relevant factors both internal and external to the Company, and to adjust the amount paid under the LIP accordingly. The compensation committee and the Board of Directors exercise such discretion based on business judgment, taking into account both recurring and extraordinary factors affecting performance of the Company as well as other relevant factors. The compensation committee may consult the Board of Directors, as deemed necessary, with respect to material issues concerning the administration of the LIP, including interpretations of the terms of the LIP.

For fiscal 2025, the performance metric for the LIP was based on adjusted income, which we define as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance ("Adjusted Income"). We believe that Adjusted Income provides meaningful information regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We do not adjust for depreciation or amortization. Therefore, Adjusted Income indirectly reflects our capital use and capital expenditures, which are important factors of our long-term business strategy. We believe the use of Adjusted Income is relevant in assessing our overall performance and aligns this performance metric with the interests of shareholders.

The compensation committee reviewed the Company's fiscal 2025 financial results related to the Adjusted Income LIP targets and determined that the Company did not reach the threshold achievement level required to become entitled to a payment. As a result, the compensation committee determined that no amounts would be paid under the LIP for fiscal 2025, other than to Ms. Chi, who is guaranteed a minimum bonus payout under the LIP for fiscal 2025, fiscal 2026 and fiscal 2027.

Multi-Year Stock Option Awards to Chairman and Chief Executive Officer

Our last two stock option awards to Mr. Friedman were granted on a multi-year basis in May 2017 (the "2017 Stock Option Award") and in October 2020 (the "2020 Stock Option Award"), with selling restrictions tied to stock price appreciation that are measured over a four-year initial performance period. The awards were designed to reward Mr. Friedman for long-term stock price appreciation.

The 2020 Stock Option Award contains the same overall structure as the 2017 Stock Option Award by utilizing both time-based service period requirements and performance-based metrics. The 2017 Stock Option Award was granted for 1 million shares at an exercise price of $50 per share with stock price performance targets of $100, $125 and $150 per share, which performance hurdles each represented a substantial premium above the prevailing RH common stock price at the time of the grant. The 2020 Stock Option Award was granted for 700,000 shares at an exercise price of $385.30 per share with stock price performance targets of $500, $650 and $800 per share, which performance hurdles each represented a substantial premium above the prevailing RH common stock price at the time of the grant.

The compensation committee determined to grant Mr. Friedman the 2020 Stock Option Award to cover the successive four-year period upon the expiration of the time-based service requirements of the 2017 Stock Option Award in order to provide a continuation of the stock price performance methodology of the 2017 award for four successive performance years commencing in May 2021 through May 2025 at enhanced price levels.

For clarity, the end of the initial four-year performance measurement period in May 2025 did not terminate or forfeit the portion of the 2020 Stock Option Award that remained subject to selling restrictions. Under the award agreement, shares that remained subject to selling restrictions because one or more stock price goals were not achieved during a performance year ending on or before May 1, 2025 are carried forward and remain eligible for the selling restrictions to lapse in later performance years if the applicable stock price goals are subsequently achieved while Mr. Friedman remains in continuous service.

Selling restrictions attached to the shares with respect to these multi-year awards only lapse upon the achievement of both certain time-based service period requirements and certain stock price-based performance objectives. The compensation committee believes that the combination of time-based restrictions and performance-based restrictions tied to stock price appreciation creates a strong alignment between Mr. Friedman and the objectives of the Company's shareholders.

The RH stock price substantially exceeded the performance hurdles under the 2017 Stock Option Award granted to Mr. Friedman such that all of the selling restrictions associated with that award have lapsed. The Board of Directors and the compensation committee concluded that the 2017 Stock Option Award was a successful incentive structure for the Chief Executive Officer using a combination of both time-based restrictions and performance-based restrictions to create strong alignment between the Chief Executive Officer and the Company's shareholders.

2020 Stock Option Award—Initial Performance Results and Remaining Selling Restrictions

The following table quantifies the stock price appreciation from the date of grant that were required as of the date of the initial grant in order to achieve each performance target under the 2020 Stock Option Award:

	PRICE TARGET ($)	PREMIUM TO GRANT DATE STOCK PRICE (%)
Exercise Price	$385	0.0%
Performance Target	$500	29.8%
Performance Target	$650	68.7%
Performance Target	$800	107.6%

A portion of the time-based service period requirements and stock price-based performance hurdles for the 2020 Stock Option Award were achieved during the first year of performance measurement under the 2020 Stock Option Award from May 2021 through May 2022 as follows:

58,333 shares with stock price performance hurdle of $500 per share

58,333 shares with a stock price performance hurdle of $650 per share

As of January 31, 2026, 583,334 shares subject to the 2020 Stock Option Award remained subject to selling restrictions. Those selling restrictions did not lapse during the initial performance years ending through May 2025, but they remain eligible to lapse in later performance years under the award agreement if the applicable stock price goals are subsequently achieved while Mr. Friedman remains in continuous service. The compensation committee believes that the stock price appreciation and stock option exercise metrics of the 2020 Stock Option Award provide substantial incentive for Mr. Friedman to help to achieve stock price appreciation in the years ahead, which the compensation committee believes create a high degree of alignment with successful outcomes for the Company's investors.

If Mr. Friedman's employment with RH is terminated (i) by RH without cause, (iii) by Mr. Friedman for good reason (as such terms are defined in the option award agreement), or (iii) for death or disability (as such terms are defined in the option award agreement), then any share selling restrictions on shares subject to the 2020 Stock Option Award that would have been eligible to lapse at any time during the twelve-month period following such termination had such termination not occurred will be eligible to lapse based solely upon the achievement of the stated stock price performance levels at any point during such twelve-month period. For further details regarding the option award agreement with respect to the 2020 Stock Option Award, refer to the Company's Current Report on Form 8-K filed with the SEC on October 21, 2020.

We continue to believe that our executive compensation program, including the compensation of our Chairman and Chief Executive Officer, is clearly structured to reflect the best interests of shareholders and that if we continue to drive improving operational and financial performance investors will be rewarded by stock price appreciation.

OVERVIEW OF COMPENSATION PROGRAM & PHILOSOPHY

	OUR COMPENSATION PROGRAM IS DESIGNED TO DO THE FOLLOWING:
Attract and retain	We focus on attracting and retaining top-caliber, knowledgeable and experienced senior executives
Encourage an ownership and entrepreneurial mindset	Our programs create in our leadership an ownership and entrepreneurial mindset in order to align the annual and long-term strategic goals of our executives with those of our Company and our shareholders, including improvements in shareholder returns
Motivate	Our programs motivate our executives to achieve superior results for our Company and our shareholders
Reward performance	We pay for performance that is achieved through creativity, the capitalization of unique strategic opportunities and business initiatives, and results in shareholder-aligned financial successes, including improvements in our stock price
Encourage appropriate risk taking	Our programs focus our executives to analyze business initiatives where we seek return on investment that exceeds downside risks
Provide transparent reward systems	Our reward systems are easily understood by our leaders and shareholders
Reinforce the succession planning process	Our programs help leadership to focus on identifying, and help us reward, retain and promote from within, the next generation of senior leadership to achieve the Company's growth, profitability and other objectives through increased responsibilities and compensation

This compensation philosophy guides the compensation committee in assessing the compensation to be paid to our executives, including our named executive officers, and the compensation committee endeavors to ensure that the total compensation paid to the named executive officers is fair, competitive and consistent with our compensation philosophy. This compensation philosophy also guides the compensation committee as to the proper allocation among current cash compensation (in the form of annual base salary), short-term compensation (in the form of performance-based, annual cash incentives), and long-term compensation (in the form of equity incentive compensation). We evaluate both the performance and compensation of our named executive officers annually to ensure that the executive compensation program we implement achieves these goals.

One of our overriding goals informing our compensation philosophy is to create in our leadership an ownership and entrepreneurial mindset in order to align leadership performance with improvements in shareholder returns. Our compensation programs aim to improve upon this interest alignment through various methods, including the use of stock options for equity grants, the use of long-term price performance targets in the award granted to our Chairman and Chief Executive Officer and various profit metrics under the LIP.

We have implemented executive compensation policies and practices that reinforce our compensation philosophy and align with those commonly viewed best practices and sound governance principles that we believe are appropriate for us. The following summarizes these policies and practices:

PRACTICES WE FOLLOW

Our compensation committee is comprised entirely of independent directors

We review our compensation strategy annually

We use an independent compensation consultant that is engaged by our compensation committee

Our cash incentives are performance-based and we use rigorous performance targets

A significant portion of our executive compensation is either tied to corporate performance directly or indirectly through stock price performance because of the equity component of compensation

We use seven-year vesting schedules for most of our equity grants, generally with back-end loaded vesting periods, which we believe motivates our team members and leaders in favor of creating long-term shareholder value on a sustained basis. With regard to back-end loaded vesting, we often use schedules along these lines:

> Our seven-year award structure would generally vest 10% in years one, two and three; 15% in years four and five; and 20% in years six and seven

> Our five-year award structure would generally vest either (i) 15% in years one and two; 20% in year three; and 25% in years four and five, or (ii) 10% in years one and two; 20% in year three; and 30% in years four and five

We sometimes provide shorter vesting schedules in connection with new hire equity awards, including where there is a need to compensate for the lost value of equity or other compensation from a prior employer

We maintain stock ownership guidelines applicable to all our directors and executive officers in order to further align the financial interest of our directors and executive officers with the interest of our investors

We maintain a Clawback Policy that requires us to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers during the three fiscal years preceding the date that we are required to prepare the accounting restatement

We provide broad-based company-sponsored health and retirement benefits programs

PRACTICES WE AVOID

No “single trigger” change of control benefits

No post-termination retirement- or pension-type non-cash benefits or perquisites for our executive officers that are not available to our team members generally

No short sales with respect to our common stock or hedging or derivative transactions involving our securities by directors, officers, team members or other insiders

No discount stock options or stock appreciation rights (“SARs”). Under the RH 2023 Stock Incentive Plan (the “2023 Equity Plan”), all stock options and SARs will be granted with an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or SAR is granted

We have not repriced, replaced or repurchased underwater stock options or SARs, which is prohibited in absence of approval by our shareholders for grants under the 2023 Equity Plan

No acceleration of share vesting generally—instead, we have simple customary levels of severance protection commensurate with a senior position

No tax gross-ups for change of control benefits

No defined benefit pensions or long-term cash incentives like supplemental retirement plans or other forms of long-term deferred compensation

No equity awards for leadership with short-term restrictions or vesting, such as one- or two-year vesting

Under the 2023 Equity Plan, transfers of awards are only permitted (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator

No annual “evergreen” provision under the 2023 Equity Plan. The 2023 Equity Plan does not contain an annual “evergreen” provision that provides for automatic increases of shares of our common stock authorized for issuance under the plan. The 2023 Equity Plan authorizes a fixed share reserve. Therefore, we would have to obtain shareholder approval to increase the 2023 Equity Plan’s share reserve

COMPENSATION COMMITTEE REVIEW OF COMPENSATION

Our Board of Directors has established a compensation committee that is generally responsible for the oversight, implementation and administration of our executive compensation plans and programs. The compensation committee engages in the following, either together with the Board of Directors as a whole or as a committee, making recommendations to the Board of Directors regarding approval, as necessary:

Annually review and approve the Company's corporate goals and objectives relevant to compensation of the Chief Executive Officer;

Evaluate the Chief Executive Officer's performance in light of such goals and objectives; and

Determine and approve the Chief Executive Officer's compensation level based on this evaluation.

In addition, the compensation committee annually reviews the following:

Annual base salary levels;

Annual incentive compensation levels;

Long-term incentive compensation levels; and

Any supplemental or special benefits.

The compensation committee also ensures that appropriate overall corporate performance measures and goals are set and determines the extent to which the established goals have been achieved and any related compensation earned;

Determines the appropriateness of, and in some cases retains, a compensation consultant to offer advice for the consideration of the compensation committee and considers the independence of such consultant in accordance with applicable SEC and NYSE rules; and

Performs other necessary tasks related to the implementation and administration of executive compensation plans and programs.

The compensation committee's annual review of executive compensation generally occurs within the first and second fiscal quarters of each year.

COMPENSATION LEVEL SETTING PROCESS

Our compensation committee reviews the following, among other factors, when determining compensation:

The individual's performance and contributions to financial objectives;

Equity awards previously granted to the executive, which includes amounts of such awards that remain unvested or are under selling restrictions and therefore continue to incentivize future performance;

Individual leadership, expectations, expertise, skill, and knowledge;

Overall compensation, including base salary and bonus opportunity, as a whole;

Analyses of competitive market compensation practices and labor market conditions;

Alignment with the long-term business strategy of the Company;

Retention and succession planning;

Input from senior leadership, including our Chairman and Chief Executive Officer; and

Input from an independent compensation consultant.

As we are headquartered in the San Francisco Bay Area, which is a highly dynamic and competitive market for talent, we seek to provide competitive compensation practices for our executive leadership in order to attract and retain the best available talent.

To set a competitive, reasonable and appropriate level of compensation, the Board of Directors and the compensation committee take a holistic approach and consider all relevant factors to the compensation decision being made in any given year. The Board of Directors' and the compensation committee's approach to evaluating these factors is subjective, not formulaic, and may place more or less weight on a particular factor when determining a particular executive officer's compensation.

ROLE OF LEADERSHIP IN DETERMINING EXECUTIVE COMPENSATION

In determining the total compensation for each executive officer, the Board of Directors and the compensation committee consider the specific recommendations of our Chairman and Chief Executive Officer (other than with respect to his own compensation) and may consider input from other senior members of leadership.

Our Chairman and Chief Executive Officer plays a significant role in the compensation setting process for the other named executive officers by:

Evaluating their performance;

Discussing the role and responsibilities of the relevant executive officer within the Company and the expected future contributions of the executive officer;

Considering retention and succession planning;

Recommending business performance targets and establishing objectives; and

Recommending salary levels, bonuses and equity awards.

Our Chairman and Chief Executive Officer annually reviews the compensation paid to other named executive officers over the fiscal year through presentations to the compensation committee, either as a committee or together with the Board of Directors as a whole, and provides his recommendations regarding the compensation to be paid to such persons during the next year. Following a review of such recommendations, the Board of Directors or the compensation committee, after reviewing the other factors and input as discussed above, takes action regarding such compensation recommendations as it deems appropriate. The Board of Directors and the compensation committee also consider input from our Chairman and Chief Executive Officer, as well as our Chief Financial Officer and other senior executive officers, when setting performance objectives for our performance-based incentive program.

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our shareholders. Short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across our performance metrics and performance periods, which the compensation committee intends to be an incentive to leadership to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

ROLE OF COMPENSATION CONSULTANTS

The compensation committee has periodically engaged compensation consultants to assist the committee in assessing compensation market conditions.

Since January 2017, the compensation committee has engaged Mercer to provide evaluations and recommendations concerning our executive and board compensation programs and to advise the compensation committee with respect to structuring our compensation plans to achieve our business objectives. Mercer has provided evaluations and recommendations concerning our executive and board compensation programs and has advised the compensation committee with respect to structuring our compensation plans. For example, Mercer provided support to the compensation committee in connection with equity awards and compensation for our leadership and in particular in connection with the structuring and details of the multi-year equity award granted in fiscal 2020 to our Chairman and Chief Executive Officer.

The compensation committee has considered the independence of Mercer in accordance with applicable SEC and NYSE rules. Although Mercer worked with leadership to develop plans that support our business objectives while carrying out its duties for the compensation committee, Mercer was retained by and reports directly to the compensation committee and does not provide any other services to the Company other than those approved by the compensation committee that would not constitute a conflict of interest or that would not otherwise compromise their independence.

ANALYSES OF COMPETITIVE MARKET PRACTICES

Due to the unique nature of our Company and the lack of direct industry competitors, we do not engage in a formal benchmarking process in setting compensation. Instead, we consider from time to time, as the compensation committee deems appropriate, an array of available data and information in order to assess the competitiveness of our compensation program and philosophy, including market information concerning local and national market compensation practices that are determined to be relevant to the Company. Given the location of our corporate headquarters in the San Francisco Bay Area, we pay close attention to the opportunities that exist for executives at other growth companies, both inside and outside the retail industry, located in the San Francisco Bay Area, including public companies, as well as private companies that could be candidates for an initial public offering in the future.

We conducted a comprehensive review of market compensation practices for executive officer compensation in fiscal 2016 and then again conducted reviews in relation to our review of our Chief Executive Officer's compensation at the respective time of setting each of his fiscal 2017 multi-year equity grant and fiscal 2020 multi-year equity grant. In the case of our market check activities with respect to the Chief Executive Officer equity awards, we focused on compensation practices for a variety of different companies, including companies of similar sizes to us, companies that have out-performed the market in terms of growth and return measures, and companies that had adopted multi-year equity awards for a chief executive officer or other senior executive officers. Certain of these other companies had adopted such senior executive multi-year equity awards that included various performance metrics, including in some instances stock price performance. In terms of industry sectors of the companies that were part of these market checks, these other companies included technology and disruptive growth companies, retail and consumer businesses including specialty retail businesses, and various other industry verticals.

In addition, when making decisions with respect to most significant compensation matters with respect to our executive officers and other members of our senior leadership team, we examine compensation metrics used by some of these different market check companies with a particular emphasis on companies headquartered in the San Francisco Bay Area.

In connection with the comprehensive review of market compensation practices, the Company and the compensation committee consider the executive compensation practices and the market data as reference points in the review of the Company's compensation practices, but do not benchmark or use market data in order to set compensation for the executive officers and other executives of the Company.

EXECUTIVE COMPENSATION COMPONENTS

The principal components of our compensation program for our named executive officers are summarized in the chart below, which is followed by a detailed explanation of the principal components of our compensation program for our named executive officers. In determining our named executive officers' overall compensation program, the compensation committee and the Board of Directors, as applicable, each considers how a particular component motivates performance and promotes retention and sound long-term decision-making.

COMPENSATION ELEMENTS	OBJECTIVES
Annual base salary	Compensates for services rendered during the fiscal year
Performance-based annual cash incentives	Motivates and rewards our named executive officers for specific annual financial and/or operational goals and objectives
Long-term equity incentive compensation	Attracts and retains our named executive officers and aligns the financial rewards paid to our named executive officers with our long-term performance and the financial interests of our shareholders
Perquisites and other personal benefits	Provides a competitive level of perquisites to better enable us to attract and retain superior team members for key positions
Employment agreements; severance and change of control benefits	Promotes stability and continuity of senior leadership

Annual Base Salary

We provide our named executive officers with an annual base salary to compensate them for services rendered during the fiscal year. The base salary for each of the named executive officers is guided by a variety of factors, which may include market information regarding salary levels for positions that are deemed relevant for comparison purposes, as well as such individual's work experience, personal performance, responsibilities and other considerations, including internal alignment. The relative weight given to each factor is not specifically quantified and varies with each individual at the discretion of the compensation committee and/or the Board of Directors.

Each named executive officer's base salary is typically reviewed annually and is adjusted from time to time on the following bases: evaluation of the executive officer's personal performance for the year; the recommendations of our Chairman and Chief Executive Officer (other than with respect to his own base salary); the Company's performance for the year; the competitive marketplace for executives in comparable positions, including market information regarding salary levels for positions that are deemed relevant for comparison purposes; and, in the case of increases in base salary other than on an annual basis, an individual's exceptional performance, or increased responsibilities.

As part of their review, the compensation committee in particular considered, in addition to other factors listed above, our financial performance and continued focus on multiple long-term key strategies, including transforming our real estate platform, expanding our product offering and increasing our market share, architecting a new operating platform, elevating the customer experience, increasing operating margins, optimizing the allocation of capital in the business and maximizing cash flow, and pursuing international expansion. Following this review, the annual base salaries of our named executive officers were maintained in fiscal 2025, with base salary amounts as follows:

NAME	BASE SALARY		INCREASE
	FISCAL 2024	FISCAL 2025	
Gary Friedman	$ 1,250,000	$ 1,250,000	—%
Jack Preston	$ 925,000	$ 925,000	—%
Eri Chaya	$ 1,300,000	$ 1,300,000	—%
Lisa Chi	n/a	$ 1,000,000	n/a
Stefan Duban[1]	$ 950,000	$ 950,000	—%

(1)   Mr. Duban resigned from his position on January 26, 2026.

Performance-Based Annual Cash Incentives

Cash bonuses under the LIP are designed to motivate and reward annual performance for eligible team members, including our named executive officers, and to link a significant portion of the named executive officer's total cash compensation to our overall performance. The compensation committee considers annually whether LIP bonus targets should be established for the year and, if so, approves the group of team members eligible to participate in the LIP for that year. The LIP includes various incentive levels based on the participant's position with the Company.

The LIP bonus for our named executive officers is based on achievement of performance objectives, rather than individual performance, in order to focus the entire senior leadership team on the attainment of enterprise-wide financial objectives. Each named executive officer is provided a target bonus amount equal to a percentage of the eligible portion of such officer's base salary (which eligible portion is based on the salary earned during the fiscal year). The target bonus amount is based on the Company meeting the target achievement level for the relevant performance objectives.

The compensation committee and/or the Board of Directors establishes the target achievement level at which 100% of such participant's target bonus will be paid (the "100% Achievement Level"), the minimum threshold achievement level at which 20% of the participant's target bonus will be paid (the "20% Achievement Level") and the achievement level at which 200% of the participant's target bonus will be paid (the "200% Achievement Level"). The exact amount of the bonus payable under the LIP is based on the level of achievement of such performance objectives, with the bonus amount increasing for each named executive officer as a percentage of the eligible portion of such officer's base salary to the extent the achievement of such performance objectives for the fiscal year exceeds the 100% Achievement Level, and with the bonus amount decreasing as a percentage of base salary to the extent the achievement of such performance objectives for the fiscal year is below the 100% Achievement Level (but above the 20% Achievement Level). The compensation committee also may adopt separate minimum or maximum payout amounts for certain individuals under the LIP. The LIP is structured so that no bonuses are paid under the LIP unless we meet the 20% Achievement Level.

The compensation committee, either as a committee or with the Board of Directors as a whole, sets the performance objectives each year under the LIP, and the payment and amount of any bonus depends upon whether we achieve at least a certain percentage of the performance objectives under the LIP. The compensation committee, either as a committee or with the Board of Directors as a whole, generally establishes such objectives for the Company at levels that it believes can be reasonably achieved with strong performance over the fiscal year. The compensation committee and the Board of Directors have discretion to interpret the LIP's performance objectives in light of relevant factors both internal and external to the Company, and to adjust the amount paid under the LIP accordingly. The compensation committee and the Board of Directors exercise such discretion based on business judgment, taking into account both recurring and extraordinary factors affecting performance of the Company as well as other relevant factors. The compensation committee may consult the Board of Directors, as deemed necessary, with respect to material issues concerning the administration of the LIP, including interpretations of the terms of the LIP. In making the determination of minimum and target achievement levels, the compensation committee and/or the Board of Directors may consider the specific circumstances facing our Company during the year and our strategic plan for the year.

In general, the LIP targets are established based upon the Company's operating plans and objectives for the fiscal year in question, which in turn are formulated in part based upon the results for the previous fiscal year. The compensation committee sets the LIP targets with the objective of encouraging the leadership team to drive financial performance based upon the Company's operating plan and financial objectives for the year in question.

The following table sets forth the bonus targets as a percentage of the eligible portion of the executive's base salary under the LIP that would have been applicable in fiscal 2025 for our executive officers at the 20% Achievement Level, the 100% Achievement Level and the 200% Achievement Level.

During its annual review of the LIP for the executive officers for fiscal 2025, the compensation committee determined not to make any changes to the bonus targets as a percentage of the eligible portion of the executive's base salary for Mr. Friedman, Mr. Preston, Ms. Chaya, and Mr. Duban from such targets for fiscal 2024.

ACHIEVEMENT LEVEL	GARY FRIEDMAN	JACK PRESTON	ERI CHAYA	LISA CHI[1]	STEFAN DUBAN[2]
Below 20%	—%	—%	—%	—%	—%
20%	20%	10%	10%	10%	10%
100%	125%	50%	50%	50%	50%
200%	250%	100%	100%	100%	100%

(1)   Ms. Chi received a minimum guaranteed bonus of $500,000 in respect of her bonus under the LIP for fiscal 2025 as provided in her offer letter.

(2)   Mr. Duban resigned from his position on January 26, 2026.

For fiscal 2025, the performance objective for the LIP was based on Adjusted Income. The specific Adjusted Income target levels for the fiscal 2025 LIP are not disclosed because we believe that disclosure of those target levels is competitively sensitive information. The compensation committee set the Adjusted Income targets for the fiscal 2025 LIP at levels that it believed could be reasonably achieved only with strong performance over the fiscal year and that required meaningful performance by the Company. The compensation committee reviewed the Company's fiscal 2025 financial results against the LIP targets and determined that the Company did not reach the achievement level with respect to the Company's performance objectives. As a result, the compensation committee determined that the amount of the payout under the LIP would be set at 0%, as shown in the table below:

| NAME | FISCAL 2025 | | | CHANGE FROM FISCAL 2024 BONUS AS % OF BASE SALARY |
	BONUS EARNED UNDER THE LIP	ELIGIBLE PORTION OF BASE SALARY	BONUS EARNED AS % OF ELIGIBLE BASE SALARY	
Gary Friedman	$ —	$ 1,250,000	—%	—%
Jack Preston	$ —	$ 925,000	—%	—%
Eri Chaya	$ —	$ 1,300,000	—%	—%
Lisa Chi[1]	$ —	$ 1,000,000	50%	n/a
Stefan Duban[2]	n/a	n/a	n/a	n/a

(1) Under her offer letter, Ms. Chi is guaranteed a minimum bonus payout under the LIP of $500,000 for fiscal 2025, and minimum bonus opportunities for fiscal 2026 and fiscal 2027 equal to $550,000 and $600,000, respectively. This guaranteed amount represents a minimum payout under the LIP, and Ms. Chi is entitled to receive the greater of the bonus otherwise payable under the LIP based on performance and such guaranteed minimum amount.

(2) Mr. Duban resigned from his position on January 26, 2026.

The LIP provides substantial variation in compensation from year to year based upon the achievement of financial performance objectives, as reflected in the table below on a fiscal year basis. In prior years, we have paid bonuses under the LIP based on financial performance that has exceeded targets and partially met targets, and we have not paid bonuses under the LIP when the Company has not met targets.

	2019	2020	2021	2022	2023	2024	2025
Achievement level	175%	200%	200%	100%	0%	0%	0%

Long-Term Equity Incentive Compensation

We believe that providing long-term incentives as a component of compensation helps us to attract and retain our named executive officers. These incentives also align the financial rewards paid to our named executive officers with our long-term performance, thereby encouraging our named executive officers to focus on our long-term performance goals.

The compensation committee reviews executive compensation on an ongoing basis, including a review of the Company's annual share usage, or "burn rate," and equity use as they relate to equity grants for named executive officers to determine if the Company's overall grant practices with respect to its named executive officers were appropriate and in line with our compensation philosophy and objectives. The compensation committee also takes into consideration (i) recommendations from the Chairman and Chief Executive Officer (other than with respect to his own compensation), (ii) the competitive environment for executive talent in the San Francisco Bay Area, (iii) each executive officer's current equity holdings and the present value thereof and (iv) our continued desire to align our executive officers' long-term interests with those of our shareholders.

In fiscal 2025, the compensation committee granted the following equity awards to the named executive officers:

NAME	STOCK OPTIONS	RESTRICTED STOCK UNITS
Gary Friedman	—	—
Jack Preston	25,000 [1]	—
Eri Chaya	35,000 [1]	—
Lisa Chi	50,000 [2]	20,000 [3]
Stefan Duban	25,000 [1]	—

(1) The stock options were granted at an exercise price of $164.62 per share, the fair market value of our common stock on April 13, 2025, the date of grant. The options vest pro rata on each anniversary of the date of grant over 7 years and expire in 10 years, subject to the named executive officer's continued service with the Company.

(2) The stock options were granted at an exercise price of $181.11 per share, the fair market value of our common stock on May 30, 2025, the date of grant. The options were granted in connection with Ms. Chi's offer to join the Company and vest pro rata on each anniversary of the date of grant over 5 years and expire in 10 years, subject to Ms. Chi's continued service with the Company.

(3) The restricted stock unit award was granted on May 30, 2025 in connection with Ms. Chi's offer to join the Company and vests over 3 years with 30% of the award vesting on January 31, 2026, 35% of the award vesting on January 31, 2027 and 35% of the award vesting on January 31, 2028, subject to Ms. Chi's continued service with the Company.

We primarily use stock options in our equity grants, in lieu of "full value" awards such as restricted stock units, as part of our long-term equity incentive plan. As a high-growth company, we believe the use of stock options creates strong alignment with our executives with regard to the expectation of shareholders for the Company to exceed and increase its value over time. At the same time, we have historically granted some "full value" awards and believe that such awards can be an appropriate alternative as our share price has increased substantially since the initial public offering and in that context a full value award allows for the grant of a lower number of shares than a stock option award, which can result in a grant of restricted stock units being an appropriate equity award structure or portion of an overall award in some instances.

For fiscal 2025, we used seven-year vesting periods for most equity awards granted to our continuing executive officers rather than five-year vesting periods. We believe these longer vesting periods motivate our team members and executives to take a sustainable approach in creating long-term shareholder value and allow for these equity awards to create a retention structure over a seven-year period as opposed to a shorter timeframe. Ms. Chi's equity awards were structured in connection with her commencement of employment in May 2025. The compensation committee determined that a combination of a five-year stock option award and a three-year restricted stock unit award was appropriate to support Ms. Chi's recruitment and retention and to align her interests with the Company's performance over the near and longer term.

Perquisites and Other Personal Benefits

We provide certain named executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior team members for key positions. We generally provide our named executive officers a car allowance, which is adjusted from time to time based on expenses incurred by our executive officers in connection with their travel to local retail locations and expenses related to fuel, tolls and parking. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The named executive officers may not defer any component of any annual incentive bonus earned and do not participate in another non-qualified deferred compensation plan. Likewise, the Company does not maintain any defined benefit pension plans for its team members. However, our named executive officers are eligible to participate in our 401(k) savings plan, as well as our group health and welfare plans, on the same terms and conditions as other Company team members.

It has been our practice to provide key executive officers with relocation benefits in connection with their initial hiring. In some instances, newly hired key executives are provided a signing or guaranteed minimum bonus in order to assist with their transition into the Company and the San Francisco Bay Area or for other reasons. However, relocation incentives or benefits may be subject to repayment if the executive does not remain with the Company for the period of time specified in his or her offer documents. None of our named executive officers received such benefits in fiscal 2025.

In addition, from time to time, the compensation committee may approve cash bonuses outside of the LIP on a discretionary basis for reasons such as individual performance or in connection with an executive officer's initial employment arrangement with the Company or other events, and such bonus awards may overlap with bonus awards paid under the LIP. Payments of discretionary bonuses to our named executive officers, if any, are disclosed in the "Bonus" column of the Summary Compensation Table in this proxy statement. None of our named executive officers received a discretionary bonus in fiscal 2025.

Employment Agreements; Severance and Change of Control Benefits

We have entered into agreements with certain key team members, including certain of the named executive officers, which agreements provide severance benefits in the event of certain terminations of employment. These severance protection agreements are designed to promote stability and continuity of senior leadership. Information regarding amounts that would be payable under such agreements for the named executive officers is provided under the heading "—Potential Payments Upon Termination or Change in Control." None of our agreements with our officers or team members or other applicable policies have tax gross-up features. In the event that any termination payments made to our Chairman and Chief Executive Officer are deemed under Section 280G of the Code, to constitute excess parachute payments subject to an excise tax, then such payments will be payable either (i) in full or (ii) as to such lesser amount that would result in no portion of such payments being subject to the excise tax, and our Chairman and Chief Executive Officer will receive the greater, on an after-tax basis, of (i) or (ii) above, as determined by an independent accountant or tax advisor selected by our Chairman and Chief Executive Officer and paid for by the Company.

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAM

We conducted an assessment of our compensation policies and practices for team members and concluded that these policies and practices as currently designed are appropriately weighted among base salaries and short- and long-term incentives such that our team members are not encouraged to take excessive risks. The compensation committee believes that such compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the compensation committee reviewed the compensation elements that comprise our compensation program, as well as the objectives that each item is designed to encourage, as described above under "—Executive Compensation Components."

Anti-Hedging Practices

Our Insider Trading Policy provides that no person employed by us and no member of our Board of Directors may hedge ownership of our stock by engaging in short sales or purchasing and selling derivative securities related to our stock.

Clawback Policy

In October 2023, we adopted a Clawback Policy which requires us to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers during the three fiscal years preceding the date that we are required to prepare the accounting restatement.

Stock Ownership by Executives

In May 2018, the Board of Directors adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors. See "Corporate Governance—Director & Executive Stock Ownership Guidelines."

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of April 21, 2026, beneficially owned approximately 24.3% of our common stock. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

Timing of Equity Grants

We do not have a formal policy regarding the timing of equity award grants. All equity grants made to named executive officers must be either directly approved by the compensation committee, the Board of Directors or through delegated authority. During fiscal 2025, we did not grant stock options (or similar awards) to our named executive officers during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that disclosed material, non-public information.

CEO Pay Relative to Median Pay of Our Team Members

The compensation for our Chief Executive Officer in fiscal 2025 of $1,262,000 (as disclosed in the Summary Compensation Table further below) was approximately 25 times the median of the annual "total compensation," as defined by Item 402(u) of Regulation S-K, of persons employed by us, whom we refer to as team members, which was $49,681. Total compensation includes base salary, bonus compensation, equity awards and other perquisites and allowances. Our Chief Executive Officer to median team members pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and represents a reasonable estimate calculated in accordance with SEC regulations and guidance. We identified the median team member by examining the gross wages reflected in our payroll records for all individuals, excluding our Chief Executive Officer, who were employed by us on December 31, 2025. We included compensation for all team members and converted applicable non-U.S. compensation, on a country-by-country basis, to U.S. dollars. We did not make any assumptions, adjustments, or estimates with respect to payroll compensation amounts. After identifying the median team member payroll compensation, we calculated annual total compensation for such team member using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the compensation earned by our named executive officers in fiscal 2025, fiscal 2024 and fiscal 2023, as applicable.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY	NON-EQUITY INCENTIVE PLAN COMPENSATION[1]	OPTION AWARDS[2]	RESTRICTED STOCK UNITS[2]	ALL OTHER COMPENSATION	TOTAL
Gary Friedman	2025	$1,250,000	$ —	$ —	$ —	$ 12,000 [5]	$ 1,262,000
Chairman and CEO	2024	$1,250,000	$ —	$ —	$ —	$ 12,000 [5]	$ 1,262,000
	2023	$1,250,000	$ —	$ —	$ —	$ 12,000 [5]	$ 1,262,000
Jack Preston	2025	$ 925,000	$ —	$ 2,928,133	$ —	$ 39,500 [6]	$ 3,892,633
Chief Financial Officer	2024	$ 925,000	$ —	$ 2,512,920	$ —	$ 39,500 [6]	$ 3,477,420
	2023	$ 896,698	$ —	$ 2,371,824	$ —	$ 39,500 [6]	$ 3,308,022
Eri Chaya	2025	$1,300,000	$ —	$ 4,099,386	$ —	$ 39,500 [7]	$ 5,438,886
President, Co-Chief Creative and	2024	$1,300,000	$ —	$ 3,350,560	$ —	$ 39,500 [7]	$ 4,690,060
Merchandising Officer & Director	2023	$1,271,698	$ —	$ 3,953,040	$ —	$ 39,500 [7]	$ 5,264,238
Lisa Chi[3] President, Co-Chief Creative and Merchandising Officer	2025	$ 657,692	$ 500,000	$ 5,981,140	$ 3,622,200	$ 24,042 [8]	$ 10,785,074
Stefan Duban[4]	2025	$ 950,000	$ —	$ 2,928,133	$ —	$ 18,875 [9]	$ 3,897,008
Former Chief Gallery & Customer Officer	2024	$ 950,000	$ —	$ 3,350,560	$ —	$ 12,000 [9]	$ 4,312,560
	2023	$ 822,642	$ —	$ 3,162,432	$ —	$ 12,000 [9]	$ 3,997,074

(1)   Reflects the cash awards that our named executive officers received under our LIP.

(2)   Reflects the aggregate grant date fair value of the awards made in fiscal 2025, fiscal 2024 and fiscal 2023 computed in accordance with FASB ASC 718 rather than the amount paid to or realized by the named executive officer. Refer to Note 16—*Stock-Based Compensation* in our audited consolidated financial statements contained in our Annual Report.

(3)   Ms. Chi joined the Company in May 2025 and is first included as a named executive officer for fiscal 2025. Accordingly, no compensation is presented for prior fiscal years.

(4)   Mr. Duban resigned from his position on January 26, 2026.

(5)   Represents $12,000 in the form of a car allowance. For fiscal 2025, 2024 and 2023, Mr. Friedman had income imputed to him related to certain personal use of corporate aircraft in the amounts of $15,052, $6,690 and $30,948, respectively, which amounts are not part of Mr. Friedman's Other Compensation for purposes of the Summary Compensation Table. Mr. Friedman reimburses the Company for use of corporate aircraft for personal purposes pursuant to a time sharing agreement and for other personal uses of Company services, including hotel and yacht charter services as further described in the section "—Executive Compensation—Certain Relationships & Related Party Transactions."

(6)   Represents $12,000 in the form of a car allowance and $27,500 in the form of third-party concierge medical services for Mr. Preston. Mr. Preston also had $1,751 in income imputed to him related to certain personal use of corporate aircraft in fiscal 2023.

(7)   Represents $12,000 in the form of a car allowance and $27,500 in the form of third-party concierge medical services for Ms. Chaya.

(8)   Represents $8,000 in the form of a car allowance and $16,042 in the form of third-party concierge medical services for Ms. Chi.

(9)   Represents $12,000 in the form of a car allowance. Mr. Duban also had $6,875 in the form of third-party concierge medical services in fiscal 2025.

For a description of actions taken by the compensation committee with respect to base salaries of our named executive officers for fiscal 2025, please see section entitled "—Compensation Discussion & Analysis—Annual Base Salary."

For a description of the material terms of the named executive officers' employment agreements, please see the section entitled "—Employment & Other Compensation Agreements."

For a description of our Non-Equity Incentive Plan Compensation, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives." For the compensation committee's determination of awards under the LIP for our named executive officers for fiscal 2025, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives." For the vesting schedules of outstanding equity awards and additional information concerning outstanding equity awards, please see "—Outstanding Equity Awards at Fiscal Year-End."

Grants of Plan-Based Awards

As further described above in the Compensation Discussion & Analysis section of this proxy statement, the named executive officers are eligible to receive an annual cash bonus based on a percentage of their base salary under our LIP. Our Company's financial objectives with respect to the LIP are generally established each year and the payment and the amount of any bonus depend upon whether our Company achieves the applicable performance goals. The specific amount any participant could receive generally depends on the level of our performance. The amounts shown in these columns for the named executive officers are based on the following assumptions:

In the "threshold" column, the amount for each named executive officer reflects the minimum bonus that would be awarded if we reach the 20% achievement level of our financial objectives, which is the minimum achievement level required for bonus payouts under the LIP.

In the "target" column, the amount for each named executive officer reflects the bonus amount that would be awarded if we reach the 100% achievement level of our financial objectives.

In the "maximum" column, the amount for each named executive officer reflects the bonus that would be awarded if we reach the 200% achievement level of our financial objectives.

The following table provides information on the possible payouts under our LIP for fiscal 2025 based on certain assumptions about the achievement of performance objectives for our Company and the individual named executive officer at various levels assuming we had followed the same convention used in prior fiscal years with a low point achievement level set at 20%, a high point set at 200% and a midpoint target achievement level set at 100%. The following table does not set forth the actual bonuses to be awarded to the named executive officers for fiscal 2025 under the LIP. The actual bonuses awarded to the named executive officers for fiscal 2025 are reported in the Summary Compensation Table above under the column entitled "Non-Equity Incentive Plan Compensation."

NAME	GRANT DATE	ACTION DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ALL OTHER STOCK AWARDS: # OF SHARES OF STOCK OR UNITS	ALL OTHER OPTION AWARDS # OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[2]
			THRESHOLD	TARGET	MAXIMUM				
Gary Friedman	—	—	$ 250,000	$1,562,500	$3,125,000	—	—	—	—
Jack Preston	—	—	$ 92,500	$ 462,500	$ 925,000	—	—	—	—
	4/13/2025	4/13/2025	—	—	—	—	25,000	$ 164.62	$2,928,133
Eri Chaya	—	—	$ 130,000	$ 650,000	$1,300,000	—	—	—	—
	4/13/2025	4/13/2025	—	—	—	—	35,000	$ 164.62	$4,099,386
Lisa Chi	—	—	$ 100,000	$ 500,000[3]	$1,000,000	—	—	—	—
	5/30/2025	5/20/2025	—	—	—	20,000	50,000	$ 181.11	$9,603,340
Stefan Duban[4]	—	—	$ 95,000	$ 475,000	$ 950,000	—	—	—	—
	4/13/2025	4/13/2025	—	—	—	—	25,000	$ 164.62	$2,928,133

(1) Target awards as a percentage of the eligible portion of base salary for the named executive officers are set forth in the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives."

(2) For stock and option awards, reflects the aggregate grant date fair value of the awards made in fiscal 2025, computed in accordance with FASB ASC 718. Refer to Note 16—*Stock–Based Compensation* to our audited consolidated financial statements contained in our Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the named executive officer. For option awards, grant date fair market value is calculated by multiplying the number of options granted by the fair market value of the Company's shares on the date of grant. The grant date fair value for stock option awards granted to Mr. Preston, Ms. Chaya and Mr. Duban was $164.62 per share on April 13, 2025, the date of grant. The grant date fair value for stock and option awards granted to Ms. Chi was $181.11 per share on May 30, 2025, the date of grant.

(3) Under her offer letter, Ms. Chi is guaranteed a minimum bonus payout under the LIP of $500,000 for fiscal 2025. This guaranteed amount represents a minimum payment and Ms. Chi is entitled to receive the greater of the bonus otherwise payable under the LIP based on performance and such guaranteed minimum amount.

(4) Represents Mr. Duban's potential payout for fiscal 2025 under the LIP prior to his resignation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding stock option and restricted stock unit awards held by the named executive officers as of January 31, 2026, the last day of fiscal 2025.

| | STOCK OPTION AWARDS | | | | STOCK AWARDS | |
| | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS | | | | SHARES OR UNITS THAT HAVE NOT YET VESTED | |
NAME	EXERCISABLE (#)	UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES (#)	MARKET VALUE ($)[1]
Gary Friedman	1,000,000	—	$ 50.00	5/1/2027	—	—
	700,000 [2]	—	$ 385.30	10/17/2030	—	—
Jack Preston	56,000	14,000 [3]	$ 101.25	4/1/2029	—	—
	6,000	4,000 [4]	$ 154.82	4/28/2030	—	—
	3,000	12,000 [5]	$ 264.27	6/8/2033	—	—
	1,500	13,500 [6]	$ 267.09	4/10/2034	—	—
	—	25,000 [7]	$ 164.62	4/12/2035	—	—
Eri Chaya	50,000	—	$ 39.42	5/3/2026	—	—
	50,000	—	$ 109.87	6/5/2028	—	—
	40,000	10,000 [3]	$ 101.25	4/1/2029	—	—
	18,000	12,000 [4]	$ 154.82	4/28/2030	—	—
	5,000	20,000 [5]	$ 264.27	6/8/2033	—	—
	2,000	18,000 [6]	$ 267.09	4/10/2034	—	—
	—	35,000 [7]	$ 164.62	4/12/2035	—	—
Lisa Chi	—	50,000 [8]	$ 181.11	5/29/2035	—	—
	—	—	—	—	14,000 [9]	$ 2,783,620
Stefan Duban	6,250	—	$ 151.35	4/26/2026 [10]	—	—
	24,000	—	$ 154.82	4/26/2026 [10]	—	—
	4,000	—	$ 264.27	4/26/2026 [10]	—	—
	2,000	—	$ 267.09	4/26/2026 [10]	—	—

(1) Calculated by multiplying the number of unvested stock units by $198.83, the fair market value of the Company's common stock on January 30, 2026, the last trading day of fiscal 2025.

(2) Represents options granted to Mr. Friedman under the 2012 Plan on October 18, 2020. These options are fully vested but the underlying shares are subject to selling restrictions that only lapse upon the achievement of both certain stock price-based performance objectives and certain time-based service period requirements. As of January 31, 2026, 583,334 of these options were subject to selling restrictions.

(3) Represents options granted on April 2, 2019. Subject to continuous service, the remaining unvested options will be fully vested on April 2, 2026.

(4) Represents options granted on April 29, 2020. Subject to continuous service, these options vest on each anniversary of the date of grant with 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 29, 2027.

(5) Represents options granted on June 9, 2023. Subject to continuous service, these options vest on each anniversary of the date of grant with 10% of the total options granted on year 3, 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on June 9, 2030.

(6) Represents options granted on April 11, 2024. Subject to continuous service, these options vest on each anniversary of the date of grant with 10% of the total options granted on each of years 2 and 3, 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 11, 2031.

(7) Represents options granted on April 13, 2025. Subject to continuous service, these options vest and become exercisable as to 1/7th of the options on each anniversary of the grant date, and will be fully vested on April 13, 2032.

(8) Represents options granted on May 30, 2025. Subject to continuous service, these options vest and become exercisable as to 20% of the options on each anniversary of the grant date, and will be fully vested on May 30, 2030.

(9) Represents restricted stock units granted on May 30, 2025. Subject to continuous service, these restricted stock units vest as to 35% of the total units granted on each of January 31, 2027 and January 31, 2028, and will be fully vested on January 31, 2028.

(10) Mr. Duban's option expiration date for all awards is April 26, 2026, which is the expiration date of the post-termination exercise period.

OPTIONS EXERCISED, UNITS VESTED & STOCK VESTED

The following table presents all restricted stock units and stock awards that vested in fiscal 2025.

NAME	STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Gary Friedman	—	$ —
Jack Preston	—	$ —
Eri Chaya	—	$ —
Lisa Chi	6,000	$ 1,192,980
Stefan Duban[1]	—	$ —

(1) Mr. Duban resigned from his position on January 26, 2026. Prior to January 26, 2026, Mr. Duban did not have any option exercise activity or restricted stock units or stock awards vest during fiscal 2025.

BURN RATE, SHARE REPURCHASE PROGRAMS & DILUTION

The aggregate equity burn rate is a measurement of how quickly the Company is granting stock-based incentive awards in relation to shares outstanding. We calculate our "burn rate" using the total number of equity awards (full value stock awards and stock options) granted under our stock incentive plan during the current fiscal year as a percentage of the total number of common shares outstanding as of the prior fiscal year. Using this formulation, our fiscal 2025 burn rate was 2.1%.

We believe that understanding our use of equity under our stock incentive plan (including our annual burn rate) requires understanding the impact of our recent share repurchase programs on the potential dilution to our shareholders from awards of stock-based incentive compensation, which we call our "overhang." In recent years, we have maintained active share repurchase programs as a means of creating shareholder value for our investors. To illustrate, since June 2022, when we announced our updated share repurchase program in an aggregate amount of up to $2.45 billion, we have repurchased 7.6 million shares of our common stock for an aggregate price of $2.3 billion. We believe that our share repurchase programs have been a key component of our overall shareholder returns, including the substantial increases in our share price from $24 per share at the time of our initial public offering and we expect that the ongoing use of share repurchases will be an important element of our ongoing strategy.

Share repurchases also have the effect of offsetting dilution related to stock-based incentive awards. We are conscious that equity awards can be an important incentive for our leadership team in their efforts to drive shareholder returns while at the same time being mindful that share repurchases can be a means of offsetting dilution related to equity grants. As shown below, during fiscal 2022 and fiscal 2023, we completed substantial share repurchases that more than offset the dilutive effect of our equity awards granted during that time.



Repurchases vs. Dilution from Equity Awards, Fiscal Years 2022-2023



■ Shares Repurchases   ■ Dilution from Equity Awards

As a result, we analyze our equity metrics as a percentage of both the total number of common shares outstanding and the total number of pro forma common shares outstanding, which takes into account the effect of our share repurchase programs on our total number of common shares outstanding.

We calculate our overhang as the total number of shares to be issued under outstanding equity awards (including any unexercised and unvested outstanding awards, a large portion of which is comprised of vested options which, if exercised, would significantly reduce overhang), plus shares available for issuance under our equity plans as a percentage of the total number of common shares outstanding. Our pro forma overhang takes into account the effect of our share repurchase programs by using the total number of common shares outstanding prior to our share repurchases during fiscal 2022 and fiscal 2023 (as of fiscal 2021) and includes the actual issuance of common stock via equity instruments through the current fiscal year end period.

As presented in the table below, our pro forma overhang for fiscal 2025 based on the pro forma common shares outstanding was 18.0% and our overhang for fiscal 2025 based on the total number of common shares outstanding was 23.6%.

| | | FISCAL 2025 (POST REPURCHASE ACTIVITY) | | |
	FISCAL 2021 (PRE-REPURCHASE ACTIVITY)	ON FISCAL 2025 SHARES OUTSTANDING	ON FISCAL 2021 SHARES OUTSTANDING	ON PRO FORMA FISCAL 2025 SHARES OUTSTANDING
Shares to be Issued under Outstanding Options & RSUs	7,719,857	3,759,073	3,759,073	3,759,073
Shares Available for Issuance	427,062	2,046,492	2,046,492	2,046,492
Shares Outstanding	21,506,967	18,818,976	21,506,967	26,426,491
Overhang	27.5%	23.6%	21.3%	18.0%

NONQUALIFIED DEFERRED COMPENSATION

None of our named executive officers contributed to or received earnings from a nonqualified deferred compensation plan during fiscal 2025.

EMPLOYMENT & OTHER COMPENSATION AGREEMENTS

We have entered into employment agreements with the following named executive officers.

Gary Friedman

We have entered into an employment agreement with Mr. Friedman, our Chairman and Chief Executive Officer. Mr. Friedman's employment agreement provides for an annual base salary of at least $1.25 million. If Mr. Friedman's employment is terminated by us without cause (as defined in the agreement) or by Mr. Friedman for good reason (as defined in the agreement), he is entitled to (a) all accrued salary and vacation pay through the termination date, (b) severance payments totaling $20 million, less withholdings, paid on our regular payroll schedule over the 24 months following the termination date, (c) any earned but unpaid portion of his annual bonus, (d) a pro-rata amount (based on the number of days Mr. Friedman was employed during the fiscal year through the termination date) of Mr. Friedman's target bonus for the applicable fiscal year in which termination of employment occurs, to be paid at the same time and in the same form as Mr. Friedman's annual bonus would otherwise be paid, (e) subject to his timely election under COBRA, continuation of medical benefits for 24 months following the termination date, subject to Mr. Friedman's payment of applicable premiums at the same rate that would have been applied had he remained an executive officer of our Company, paid for by us to the same extent that we paid for his health insurance prior to termination, (f) his vested shares and options that are still subject to selling restrictions will remain outstanding for two years following the date of termination (during which time the selling restrictions may lapse in accordance with their terms) and will be subject to repurchase by us after two years at the then fair market value to the extent that such selling restrictions remain unlapsed, and (g) any unvested performance-based equity awards that Mr. Friedman may hold shall remain outstanding and vest according to their terms for a period of two years following the date of termination and shall be forfeited to the extent unvested after such period.

Mr. Friedman's employment agreement also provides that in the event he receives payments that would be subject to an excise tax, he would receive the greater of either (i) the payment in full or (ii) such lesser amount which would result in no portion of such payments being subject to the excise tax, on an after-tax basis.

If Mr. Friedman's services are terminated by us for cause (as defined in the agreement), he is entitled to all accrued salary and vacation pay through the termination date. Upon such termination for cause, certain of Mr. Friedman's other equity interests that are either unvested or subject to selling restrictions and repurchase rights will terminate, expire and be forfeited for no value, or otherwise be subject to repurchase in accordance with their terms and shall be forfeited to the extent unvested after such period. See "—Compensation Discussion & Analysis—Long-Term Equity Incentive Compensation."

Mr. Friedman has agreed that, during his employment with us or during the term when he is receiving continued payment from us after termination of his employment as described above, he will not directly or indirectly work for or engage or invest in any competitor. In addition, Mr. Friedman has agreed that, during his employment with us and for the two year period thereafter, he will not (a) solicit, directly or through any third-party, any team member of ours or (b) use our proprietary information to solicit the business of any of our material customers or suppliers, or as specified in the employment agreement, encourage any of our suppliers and customers to reduce their business or contractual relationship with us. The agreement also contains a mutual non-disparagement clause.

Jack Preston, Eri Chaya, Lisa Chi and Stefan Duban

On March 29, 2018, we entered into a compensation protection agreement with Ms. Chaya. On March 29, 2019, we entered into a compensation protection agreement with Mr. Preston. On March 1, 2023, we entered into a compensation protection agreement with Mr. Duban. On May 15, 2025, we entered into a compensation protection agreement with Ms. Chi. The compensation committee determined to offer these compensation protection agreements to each of these executive officers in order to provide severance protection terms for each such executive officer. The effect of the compensation protection agreements is to supersede any other compensation severance arrangements previously in place for any such executive officer.

The compensation protection agreements provide Ms. Chaya, Mr. Preston and Mr. Duban with severance if the executive's employment is terminated by us without cause (as defined in the agreement), or by the executive for good reason (as defined in the agreement). In the event of such termination and subject to the executive's execution and non-revocation of a release of claims and continued compliance with the restrictive covenants described therein, the executive is entitled to: (a) all accrued base salary through the termination date, (b) any earned and unpaid portion of the annual bonus for the year prior to the year in which such termination occurs, (c) to the extent bonuses have been paid for the year prior to the year in which the termination takes place (or no such bonus was paid at all), a prorated bonus based on the number of days the executive is employed in the year of termination based on our actual performance and if applicable, on the executive's individual performance at the midpoint of the applicable range, (d) severance payments equal to 12 months' base salary, less withholdings, paid on our regular payroll schedule following the termination date, and (e) subject to the executive's timely election under COBRA, payment of a portion of the executive's COBRA premiums at the same rate that would have been applied had the executive remained employed by us, paid for by us to the same extent that we paid for the executive's health insurance prior to termination, for 12 months following the termination date (or if earlier, when the executive becomes eligible for similar coverage from another employer). The compensation protection agreements also provide that in the event the executive receives payments that would be subject to an excise tax, the executive would receive a lesser amount which would result in no portion of such payments being subject to the excise tax.

Ms. Chi's compensation protection agreement provides generally similar benefits; however, in the event of such a qualifying termination and subject to the same release and compliance conditions, Ms. Chi is entitled (i) to severance protection pay in an amount equal to 24 months of base salary, less standard tax withholdings, paid according to our regular payroll schedule over the compensation protection period, and, subject to her timely election under COBRA, payment of a portion of her COBRA premiums for 24 months following the termination date (or, if earlier, until she becomes eligible for similar coverage through another employer), paid for by us to the same extent that we paid for her health insurance prior to termination, and (ii) continued vesting of the restricted stock units and stock options granted to Ms. Chi in connection with her initial hiring for a period of twenty-four (24) additional months following the date of termination without regard to her continuous service, after which such awards shall expire and any of such stock options that are vested shall remain exercisable until the date that is twenty-seven (27) months following the date of termination.

Each executive has agreed that during employment with us, the executive will not directly or indirectly work for or engage or invest in any competitor. Each has also agreed that during employment with us and the 12 months following employment (and 24 months in the case of Ms. Chi), the executive will not solicit, directly or through any third-party, any business from any of our material customers or suppliers or encourage any of our customers or suppliers to reduce their business or contractual relationship with us. Each executive will also cooperate with us following termination of employment in the defense of any action brought by a third-party against us that relates to the executive's employment with us.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Gary Friedman

The information below describes and quantifies certain compensation that would have been paid to our Chief Executive Officer in the event of his termination of employment or a change in control, assuming such event was effective at January 31, 2026, the last day of fiscal 2025, and based on fiscal 2025 compensation.

BENEFITS AND PAYMENTS	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON
Severance pursuant to employment agreement[1]	$ 20,000,000
Bonus[2]	$ —
Intrinsic value of equity[3]	$ —
Health coverage total benefits[4]	$ 47,988
Total	$ 20,047,988

(1) Payable over 24 months.

(2) Corresponds to Mr. Friedman's annual bonus amount for fiscal 2025.

(3) Mr. Friedman holds certain performance-based option awards where the shares underlying the option are subject to selling restrictions and such selling restrictions will continue to lapse according to the performance terms for a period of one or two years, as applicable, following termination of employment. In the case of Mr. Friedman's 2020 Stock Option Award, in the event Mr. Friedman is terminated on January 31, 2026, the selling restrictions applicable to this award would lapse in full (assuming, in the case of the 2020 Stock Option Award, that the stock price performance targets set forth in the award are met within the one-year time period following such termination). The value shown is based upon the value of such options held by Mr. Friedman that he would receive if the stock price hurdles are achieved on such termination date. This value shown is presented as $0 because the closing price of our common stock on January 30, 2026, the last trading day of fiscal 2025, of $198.83 per share was less than the exercise price of $385.30 per share for such options.

(4) Continuation of medical benefits for 24 months following the termination date, subject to his payment of applicable COBRA premiums at the same rate that would have been applied had he remained an executive officer of the Company, paid for by us to the same extent that we paid for his health insurance prior to termination.

Jack Preston, Eri Chaya, Lisa Chi and Stefan Duban

The information below describes and quantifies certain compensation that would have been paid to Mr. Preston, Ms. Chaya, and Ms. Chi under the compensation protection agreements in the event of his or her termination of employment or a change in control, assuming such event was effective at January 31, 2026, the last day of fiscal 2025, and based on fiscal 2025 compensation. Mr. Duban's employment ended on January 26, 2026, and the amounts shown for him reflect the severance and COBRA benefits payable pursuant to his compensation protection agreement in connection with his separation.[2]

BENEFITS AND PAYMENTS	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON			
	JACK PRESTON	ERI CHAYA	LISA CHI	STEFAN DUBAN[1]
Salary continuation[2]	$ 925,000	$ 1,300,000	$ 2,000,000	$ 950,000
Bonus[3]	$ —	$ —	$ 500,000	n/a
Intrinsic value of equity[4]	n/a	n/a	$ 3,138,020	n/a
Health coverage total benefits[5]	$ 26,661	$ 24,527	$ 47,802	$ 26,679
Total	$ 951,661	$ 1,324,527	$ 5,685,822	$ 976,679

(1) Mr. Duban resigned from his position on January 26, 2026. The amounts shown for Mr. Duban reflect the actual severance and COBRA benefits payable pursuant to his compensation protection agreement. No annual bonus or other additional termination payments were payable.

(2) This amount reflects salary continuation paid over 12 months for Mr. Preston, Ms. Chaya and 24 months for Ms. Chi. For Mr. Duban, this amount reflects the aggregate severance amount of $950,000 provided under his compensation protection agreement, which amount included salary paid from January 12, 2026 through January 26, 2026 and the remaining severance installments payable thereafter.

(3) Under the compensation protection agreements, the bonus component would be based on the annual bonus, if any, earned for fiscal 2025. Because no annual bonus was earned under the LIP for fiscal 2025, no bonus would have been payable upon a qualifying termination assumed to occur on January 31, 2026. Under her offer letter, Ms. Chi is guaranteed a minimum bonus payment under the LIP of $500,000 for fiscal 2025.

(4) In the case of Ms. Chi's option award and restricted stock unit award granted to her upon commencement of her employment with the Company on May 30, 2025, in the event Ms. Chi was terminated on January 31, 2026, the vesting of such awards would continue for a 24-month period. The value shown is based upon the value of such option award and restricted stock unit award held by Ms. Chi that she would receive if the vesting dates scheduled in the 24 month period as of January 31, 2026. The value shown is the sum of (i) as it relates to her option award, the excess of $198.83, the closing price of our common stock on January 30, 2026, the last trading day of fiscal 2025, over the exercise price of such options, multiplied by the number of shares that could be exercisable assuming vesting continuation for a 24 month period on such termination date and (ii) as it relates to her restricted stock unit award, the number of stock awards that would vest assuming vesting continuation for a 24 month period on such termination date multiplied by $198.83, the fair market value of the Company's common stock on January 30, 2026, the last trading day of fiscal 2025.

(5) Continuation of medical benefits for 12 months following the termination date for Mr. Preston and Ms. Chaya, and 24 months for Ms. Chi, subject to the payment of applicable COBRA premiums by such executive officer at the same rate that would have been applied had he or she remained an executive officer of the Company, paid for by us to the same extent that we paid for his or her health insurance prior to termination. For Mr. Duban, this amount reflects Company-paid COBRA benefits for 12 months following January 26, 2026 pursuant to his compensation protection agreement.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of January 31, 2026:

PLAN CATEGORY	EQUITY COMPENSATION PLAN INFORMATION		
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE[1]
Equity compensation plans approved by security holders	3,738,473	$ 210.58	2,046,492
Equity compensation plans not approved by security holders	—	—	—
Total	3,738,473 [2]	$ 210.58	2,046,492

(1) Excludes securities reflected in column entitled "Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights."

(2) Calculated without taking into account 20,600 shares underlying restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K (the "Pay Versus Performance Rule"), we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation—Compensation Discussion & Analysis."

FISCAL YEAR (a)	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] (b)	COMPENSATION ACTUALLY PAID TO PEO[2] (c)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[3] (d)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[4] (e)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		GAAP NET INCOME (in millions)[7] (h)	ADJUSTED INCOME (in millions)[8] (i)
					TOTAL SHAREHOLDER RETURN[5] (f)	PEER GROUP TOTAL SHAREHOLDER RETURN[6] (g)		
2025	$ 1,262,000	$ 1,262,000	$ 6,003,400	$ (6,309,562)	$ 41.83	$ 100.03	$ 124.8	$ 391.5
2024	$ 1,262,000	$ 1,262,000	$ 3,507,420	$ 9,211,254	$ 88.17	$ 93.34	$ 72.4	$ 358.2
2023	$ 1,262,000	$ 1,262,000	$ 3,510,910	$ 1,171,349	$ 53.86	$ 81.84	$ 127.6	$ 393.8
2022	$ 2,824,500	$ 2,824,500	$ 1,324,379	$ (2,700,564)	$ 65.35	$ 79.66	$ 528.6	$ 789.8
2021	$ 4,532,285	$ 4,532,285	$ 1,550,461	$ (3,980,617)	$ 82.45	$ 90.46	$ 688.5	$ 962.6

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Friedman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation."

(2)   The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Friedman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Friedman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Friedman's total compensation for each year to determine the compensation actually paid:

FISCAL YEAR	REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR PEO	REPORTED VALUE OF EQUITY AWARDS[a]	EQUITY AWARD ADJUSTMENTS[b]	COMPENSATION ACTUALLY PAID TO PEO
2025	$ 1,262,000	$ —	$ —	$ 1,262,000
2024	$ 1,262,000	$ —	$ —	$ 1,262,000
2023	$ 1,262,000	$ —	$ —	$ 1,262,000
2022	$ 2,824,500	$ —	$ —	$ 2,824,500
2021	$ 4,532,285	$ —	$ —	$ 4,532,285

(a)   The grant date fair value of equity awards represents the amounts reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(b)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

(3)   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Friedman) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Friedman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for fiscal 2025, Jack Preston, Eri Chaya, Lisa Chi and Stefan Duban; (ii) for fiscal 2024, fiscal 2023 and fiscal 2022, Jack Preston, Eri Chaya, Stefan Duban and Edward Lee; and (iii) for fiscal 2021, Jack Preston, Eri Chaya, DeMonty Price and Edward Lee. Mr. Price retired and left the Company on January 29, 2022. Mr. Lee resigned from his position on June 20, 2025. Mr. Duban resigned from his position on January 26, 2026.

(4)   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Friedman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Friedman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Friedman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Fiscal Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 6,003,400	$ (4,889,748)	$ (7,423,214)	$ (6,309,562)
2024	$ 3,507,420	$ (2,512,920)	$ 8,216,754	$ 9,211,254
2023	$ 3,510,910	$ (2,569,476)	$ 229,915	$ 1,171,349
2022	$ 1,324,379	$ —	$ (4,024,943)	$ (2,700,564)
2021	$ 1,550,461	$ —	$ (5,531,078)	$ (3,980,617)

(a) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Fiscal Year	Average Year End Fair Value Of Equity Awards Granted In Current Year And Unvested At Year End	Average Year Over Year Change In Fair Value Of Outstanding And Unvested Equity Awards Granted In Prior Years	Average Fair Value As Of Vesting Date Of Equity Awards Granted And Vested In The Year	Average Change In Fair Value Of Equity Awards Granted In Prior Years That Vested In The Year	Average Fair Value At The End Of The Prior Year Of Equity Awards That Failed To Meet Vesting Conditions In The Year	Average Value Of Dividends Or Other Earnings Paid On Stock Or Option Awards Not Otherwise Reflected In Fair Value	Total Average Equity Award Adjustments
2025	$ 4,621,353	$ (4,738,087)	$ 298,245	$ (3,860,005)	$ (3,744,720)	$ —	$ (7,423,214)
2024	$ 4,406,681	$ 5,582,266	$ —	$ (1,772,193)	$ —	$ —	$ 8,216,754
2023	$ 2,428,475	$ (1,530,341)	$ —	$ (668,219)	$ —	$ —	$ 229,915
2022	$ —	$ (3,455,561)	$ —	$ (569,382)	$ —	$ —	$ (4,024,943)
2021	$ —	$ (3,247,062)	$ —	$ 6,277,381	$ (8,561,397)	$ —	$ (5,531,078)

(5) Represents TSR for the Company assuming that $100 was invested at the market close on January 29, 2021 in the common stock of RH, through the end of the listed fiscal year, as illustrated in the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report.

(6) Represents the weighted peer group TSR assuming that $100 was invested at the market close on January 29, 2021 in the S&P Retail Select Index, and assuming the reinvestment of dividends, through the end of the listed fiscal year, as illustrated in the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) For fiscal 2025, we determined that Adjusted Income is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance. We believe that Adjusted Income, which we define as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance, provides meaningful information regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We do not adjust for depreciation or amortization. Therefore, Adjusted Income indirectly reflects our capital use and capital expenditures, which are important factors of our long-term business strategy. We believe the use of Adjusted Income is relevant in assessing our overall performance and aligns this performance metric with the interests of shareholders. Our leadership uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. For fiscal 2025, we utilized Adjusted Income when setting goals in the LIP.

Financial Performance Measures

As described in greater detail in "Executive Compensation—Compensation Discussion & Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The metrics that we use for both our short-term and long-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders.

For purposes of applicable disclosure rules of the SEC concerning the Pay Versus Performance Rule, our most important financial performance measure used for fiscal 2025 in order to link executive compensation actually paid to our NEOs to our performance was Adjusted Income. This financial performance measure was the sole financial performance measure used by us for fiscal 2025 for purposes of the Pay Versus Performance Rule.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion & Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several operating performance measures to align executive compensation with our performance, all of those measures are not presented in the Pay Versus Performance table for purposes of the Pay Versus Performance Rule.

Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's operating performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Cumulative TSR of the Company

The graph below sets forth the relationship between the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and the Company's TSR over the five most recently completed fiscal years assuming that $100 was invested at the market close on January 29, 2021 in the common stock of RH.



Compensation Actually Paid and Net Income

The graph below sets forth the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the five most recently completed fiscal years.



Compensation Actually Paid (C.A.P.) vs. Net Income

Compensation Actually Paid and Adjusted Income

The graph below sets forth the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and our Adjusted Income during the five most recently completed fiscal years. For fiscal 2025, we utilized Adjusted Income when setting goals in the LIP. For more information regarding the Company's executive compensation programs, including the LIP, see the section "Executive Compensation—Compensation Discussion & Analysis."



Compensation Actually Paid (C.A.P.) vs. Adjusted Income

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

As demonstrated by the following graph, the Company's cumulative TSR over the five most recently completed fiscal years was -58.17%, while the cumulative TSR of the peer group presented for this purpose, the S&P Retail Select, was 0.03% over the same time period. For more information regarding the Company's performance and the "market check" that the compensation committee considers when determining compensation, refer to "Executive Compensation—Compensation Discussion & Analysis."



Company TSR vs. Peer Group TSR

EXECUTIVE COMPENSATION

CERTAIN RELATIONSHIPS & RELATED PARTY TRANSACTIONS

Corporate Aircraft Time Sharing Agreement

On March 27, 2015, Restoration Hardware, Inc., a wholly-owned subsidiary of the Company, entered into an Aircraft Time Sharing Agreement with Gary Friedman, its Chief Executive Officer. On March 29, 2016, the parties entered into an Amended and Restated Time Sharing Agreement on substantially the same terms and conditions as the prior agreement (as so amended, the "Time Sharing Agreement"). The Time Sharing Agreement governs use of any aircraft owned or leased by the Company ("Corporate Aircraft") by Mr. Friedman and his family members for personal trips and generally provides that Mr. Friedman will lease such Corporate Aircraft and pay Restoration Hardware, Inc. an amount equal to the aggregate actual expenses of each personal use flight based on the variable costs of the flight, with the amount of such lease payments not to exceed the maximum payment level established under Federal Aviation Administration rules. Mr. Friedman maintains a deposit with the Company to be used towards payment of amounts due under the Time Sharing Agreement. Charges invoiced to Mr. Friedman under the Time Sharing Agreement for such aggregate actual expenses were in the amount of approximately $218,800 with respect to personal use of Corporate Aircraft during fiscal 2025, which amount does not include fourth quarter charges pending customary invoice processing.

Purchases of RH Merchandise

Our directors and executive officers regularly purchase merchandise from the Company and may receive complimentary design services related to such purchases. The aggregate amount of such transactions in any particular fiscal year may be in excess of $120,000 for specific executive officers and directors as was the case in fiscal 2025 for Mr. Preston, whose merchandise purchases in fiscal 2025 were approximately $275,000 after the applicable team member discount.

Charters of RH3

Mr. Friedman chartered RH3, a yacht owned by a subsidiary of the Company, for personal use in fiscal 2025. Based upon review under the Related Party Policy of such personal use of the yacht, Mr. Friedman paid an aggregate amount of approximately $250,641 to the Company for his personal use of RH3 during fiscal 2025.

Use of RH Guesthouse

As described in the 2025 proxy statement, Mr. Friedman reimbursed the Company in fiscal 2025 an amount of $133,314 for personal use of the RH Guesthouse in New York during fiscal 2024 and fiscal 2023, which, together with amounts previously paid by Mr. Friedman for such personal use, represented aggregate total reimbursement of $184,062 for Mr. Friedman's personal use of the RH Guesthouse. There were no further reimbursements required for any personal use of the RH Guesthouse by Mr. Friedman for fiscal 2025.

Director & Officer Indemnification & Limitation of Liability

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty. We entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Our Policy Regarding Related Party Transactions

We have a written policy with respect to related party transactions (the "Related Party Policy"). Under our Related Party Policy and applicable procedures, a "Related Party" is any of our executive officers, directors or director nominees, any shareholder directly or indirectly beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, or any immediate family member of any of the foregoing persons and a "Related Party Transaction" is any financial transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries is a participant and in which a Related Party has or will have a direct or indirect interest, other than any transactions, arrangements or relationships in which the aggregate amount involved will not or may not be expected to exceed $120,000 in any fiscal year, subject to certain exceptions.

Pursuant to our Related Party Policy and applicable procedures, any Related Party Transaction must be reviewed by the audit committee. In connection with its review of a Related Party Transaction, the audit committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Party's interest in the Related Party Transaction. Leadership shall present to the audit committee the following information, to the extent relevant, with respect to actual or potential Related Party Transactions:

1. A general description of the transaction(s), including the material terms and conditions;

2. The name of the Related Party and the basis on which such person or entity is a Related Party;

3. The Related Party's interest in the transaction(s), including the Related Party's position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction(s);

4. The approximate dollar value of the transaction(s), and the approximate dollar value of the Related Party's interest in the transaction(s) without regard to amount of profit or loss;

5. In the case of a lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments expected to be made;

6. In the case of indebtedness, the aggregate amount of principal to be outstanding and the rate or amount of interest to be payable on such indebted; and

Any other material information regarding the transaction(s) or the Related Party's interest in the transaction(s).

COMPENSATION COMMITTEE REPORT

The information contained in the following report of the Company's compensation committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act, unless and only to the extent that the Company specifically incorporates it by reference.

The compensation committee has reviewed and discussed the Compensation Discussion & Analysis set forth above with our senior leadership. Based on its review and discussions, the compensation committee recommended to our Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement.

Submitted by the compensation committee of the Board of Directors of RH:

Dr. Leonard Schlesinger, Chairman
Mark Demilio

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PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine directors, three of whom, as the Class II directors, have been nominated and are standing for election at the Annual Meeting.

Unless proxy cards are otherwise marked or a broker non-vote occurs, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this proxy statement. Proxies submitted to the Company cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by our Board of Directors. Alternatively, our Board of Directors may reduce the size of our Board of Directors.

Each nominee has consented to serve as a director if elected, and our Board of Directors does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the expiration of the three-year term and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

NOMINEES FOR DIRECTOR

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINATED DIRECTOR.

Our Board of Directors has nominated the nominees listed below to serve as Class II directors for the term beginning at the Annual Meeting and ending at our 2029 annual meeting.

There are no familial or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

The names of each nominee for director, their ages as of April 21, 2026, and other information about each nominee are shown below.

NOMINEE	AGE	DIRECTOR SINCE
Hilary Krane	62	2016
Katie Mitic	56	2013
Ali Rowghani	53	2015

HILARY KRANE

Age: 62

Director since 2016

Board Committees:
Audit

Hilary Krane has served on our Board of Directors since her appointment in June 2016. Ms. Krane is currently the Chief Legal Officer for Creative Artists Agency. Up until February 2022, Ms. Krane served in various executive roles at Nike since 2010, including most recently as Executive Vice President, Chief Administrative Officer and General Counsel for NIKE, Inc. Prior to joining NIKE, Inc., Ms. Krane was General Counsel and Senior Vice President for Corporate Affairs at Levi Strauss & Co. from 2006 to 2010. From 1996 to 2006, she was a partner and assistant general counsel at PricewaterhouseCoopers LLP. Ms. Krane has been a director at the Federal Reserve Bank of San Francisco, Portland Branch since January 2018. Ms. Krane holds a Bachelor of Arts from Stanford University and a J.D. from the University of Chicago.

Qualifications:

Ms. Krane was selected to our Board of Directors because of her extensive operational, compliance and business experience contributing to the growth and development of innovative and iconic global brands.

KATIE MITIC

Age: 56

Director since 2013

Board Committees:
Audit

Katie Mitic is Chief Executive Officer and Co-founder of SomethingElse, Inc., a technology-enabled beverage platform building a portfolio of modern consumer brands, a role she has held since 2019. Ms. Mitic previously held senior leadership roles at several leading technology companies during periods of significant platform growth. At Facebook, Inc., she served as Director of Platform and Mobile Marketing, where she helped scale the company's global developer ecosystem and strategic partnerships. At Palm, Inc., she served as Senior Vice President of Product Marketing, responsible for expanding the company's product portfolio and international footprint prior to its acquisition by Hewlett-Packard. Earlier, Ms. Mitic held leadership roles at NetDynamics (acquired by Sun Microsystems), where she helped launch one of the industry's first application servers; at Four11, where she helped build RocketMail, the early web-based email service that became Yahoo! Mail; and at Yahoo!, where she served as Vice President and General Manager. Ms. Mitic currently serves on the boards of DVx Ventures and LeanIn.Org. She holds a Bachelor of Arts from Stanford University and an M.B.A. from Harvard Business School.

Qualifications:

Ms. Mitic was selected to our Board of Directors because of her entrepreneurial leadership and extensive experience building and scaling innovative technology and consumer businesses.

Age: 53	Ali Rowghani was appointed to our Board of Directors on January 22, 2015. Mr. Rowghani has served in executive leadership positions at innovative growth companies, including Twitter, Inc. and Pixar Animation Studios, Inc. He is currently the founder and Managing General Partner of First Harmonic, a technology investing firm established in 2025. Mr. Rowghani was previously the Manager of YCombinator Continuity Fund, an investor in growth-stage startups that Mr. Rowghani launched in 2015. At Twitter, Mr. Rowghani was hired as the Company's first Chief Financial Officer in March 2010, and later served as Chief Operating Officer, with responsibility for business development, platform, media, product, and business analytics, from December 2012 to June 2014.
Director since 2015	
Board Committees: Nominating and Corporate Governance	
	Prior to Twitter, from June 2002 to February 2010, Mr. Rowghani served in various leadership roles at Pixar, including Chief Financial Officer and Senior Vice President, Strategic Planning, reporting to Pixar founder and President, Ed Catmull.
	Mr. Rowghani holds a Bachelor of Arts in International Relations and an M.B.A. from Stanford University.
Qualifications:	Mr. Rowghani was selected to our Board of Directors because he possesses extensive operational, financial and leadership experience, and because of his expertise in scaling innovative and high-growth companies.

REQUIRED VOTE FOR THIS PROPOSAL

Shareholders' choices for Proposal 1 (Election of Directors) are limited to "FOR" and "WITHHOLD." A plurality of the votes cast, whether in person or by proxy, is required to elect each of the three nominees for director described under Proposal 1. Under plurality voting, the three nominees receiving the largest number of votes cast (votes "FOR") will be elected. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Because the election of directors under Proposal 1 is considered to be a non-routine matter under the rules of the New York Stock Exchange ("NYSE"), if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 1, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. "WITHHOLD" votes and broker non-votes will have no effect on the outcome of Proposal 1 because the election of directors is based on the votes actually cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE THREE NOMINATED DIRECTORS.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC (commonly referred to as a "say-on-pay" vote).

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the Summary Compensation Table and the other related tables and disclosure."

This vote is advisory, which means that the vote on executive compensation is not binding on the Company, our Board of Directors or the compensation committee of the Board of Directors. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

COMPENSATION PROGRAM & PHILOSOPHY

THE BOARD RECOMMENDS A VOTE "FOR" THE SAY-ON-PAY PROPOSAL.

We are asking our shareholders to approve the say-on-pay proposal as we believe that our compensation programs create the proper incentives for our executive officers. As described in greater detail under "Executive Compensation— Compensation Discussion & Analysis," our compensation programs are designed to attract and retain the best talent, use the Company's equity to encourage an ownership mentality among our named executive officers and align the long-term financial interest of our executives with those of our Company and our investors. To achieve these objectives, our executive compensation program has three principal components: an annual base salary, a performance-based annual cash incentive and long-term equity incentive compensation.

In addition, we previously have engaged in shareholder outreach to solicit input from our institutional shareholders on a variety of matters including our compensation of executive officers as described under "Corporate Governance— Shareholder Engagement." Based in part on the findings of this outreach effort, we believe our executive officer compensation approach is in line with the expectations of the majority of our institutional shareholders. In addition, in response to the request of our institutional holders, we have granted equity incentive awards that incorporate performance metrics as an element of such awards and have provided disclosure regarding such equity incentive awards in this proxy statement to provide transparency regarding our intentions in the terms, incentive structure and tenor of award grants. We believe that this approach, taken together with the basis on which we determine compensation of our executive officers, as described under "Executive Compensation—Compensation Discussion & Analysis," is consistent with the feedback we have received from our institutional shareholders.

Our compensation committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve its goals. The Board and the compensation committee, which is comprised solely of independent directors, will consider the outcome of this vote when making future executive compensation decisions to the extent appropriate. We intend to present this advisory vote on named executive officer compensation to our shareholders on an annual basis.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve, on an advisory basis, this Proposal 2. Proposal 2 is considered to be a non-routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will not be permitted to exercise their discretionary authority to vote on the proposal. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION, ON AN ADVISORY BASIS, OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 3

ADVISORY VOTE ON FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

In addition to providing shareholders with the opportunity to cast an advisory vote on executive compensation, this year, in accordance with the Dodd-Frank Act and Section 14A of the Exchange Act, we are also offering shareholders the opportunity to cast an advisory vote on how often we should include a say-on-pay vote in our proxy materials for future annual shareholder meetings (or special shareholder meetings for which the Company must include executive compensation information in the proxy statement for that meeting) (i.e., a "say-on-frequency" vote). Under this proposal, our shareholders may cast a non-binding advisory vote on whether they would prefer that we conduct a say-on-pay vote every year, every two years or every three years.

We believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program. An annual advisory vote is also consistent with our compensation committee's practice of conducting an in-depth review of our executive compensation philosophy and practices each year, as well as our practice of engaging with our shareholders and obtaining their input on significant corporate governance matters through our annual shareholder outreach campaign.

In voting on this proposal, you will be able to indicate your preference regarding the frequency of future say-on-pay votes by specifying a choice of one year, two years or three years. If you do not have a preference regarding the frequency of future say-on-pay votes, you should abstain from voting on the proposal. Shareholders are not voting to approve or disapprove the recommendation of our Board of Directors. This vote is advisory, which means that the vote on the frequency of our say-on-pay vote is not binding on the Company, our Board of Directors or the compensation committee of the Board of Directors. It is expected that the next vote on a say-on-pay frequency proposal will occur at the 2032 annual meeting of shareholders.

REQUIRED VOTE FOR THIS PROPOSAL

The option that receives the highest number of votes cast will be considered, on an advisory basis, in determining how frequently the advisory vote on compensation of our named executive officers occurs in the future. Proposal 3 is considered to be a non-routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will not be permitted to exercise their discretionary authority to vote on the proposal. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3.

THE BOARD RECOMMENDS A VOTE FOR HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION EVERY ONE YEAR.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's principal independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for fiscal 2026. The audit committee has decided to submit its selection of independent registered public accounting firm to shareholders for ratification. In the event that this appointment of PwC is not ratified by a majority of votes cast, whether in person or by proxy, the audit committee will review its future selection of PwC as the Company's independent registered public accounting firm.

The audit committee first approved PwC as our independent registered public accounting firm in fiscal 2008.

Representatives of PwC are expected to attend the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to questions.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve Proposal 4. Proposal 4 is considered to be a "routine" matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 4, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Abstentions and broker non-votes, if any, will have no effect on the outcome of Proposal 4 because the ratification of appointment of our independent registered public accounting firm is based on the votes actually cast.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2026.

ACCOUNTING FEES & ADDITIONAL INFORMATION

PRINCIPAL ACCOUNTANT FEES & SERVICES

We regularly review the services and fees from our independent registered public accounting firm, PwC. These services and fees are also reviewed with the audit committee annually. In accordance with standard policy, PwC periodically rotates the individuals who are responsible for the Company's audit.

In addition to performing the audit of the Company's consolidated financial statements, PwC provided various other services during fiscal 2025 and fiscal 2024. The Company's audit committee has determined that PwC's provision of these services, which are described below, does not impair PwC's independence with respect to the Company.

The aggregate fees billed for fiscal 2025 and fiscal 2024 for each of the following categories of services are as follows:

FEES BILLED TO THE COMPANY	FISCAL 2025	FISCAL 2024
Audit fees[1]	$4,255,686	$4,097,133
Audit related fees[2]	—	5,481
Tax fees[3]	917,468	648,052
All other fees[4]	2,000	2,000
Total	$5,175,154	$4,752,666

(1) Includes fees for audit services principally related to the year-end examination and the quarterly reviews of the Company's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit procedures related to leadership's implementation of new accounting systems and for services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings.

(2) Audit-related fees include fees for services not related to the annual audit of the consolidated financial statements, related quarterly reviews or required by statute. Fees included are associated with assurance and other professional services that are related to the performance of audits of the Company and financial reporting for certain foreign subsidiaries.

(3) Includes fees for tax compliance and advice.

(4) Includes fees for online tools for accounting and financial reporting rules and guidance.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The independent registered public accounting firm and leadership are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the services relating to the fees described in the table above were approved by the audit committee in accordance with the audit committee's pre-approval policy.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of the Company's audit committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act, unless and only to the extent that the Company specifically incorporates it by reference.

The audit committee hereby reports as follows:

1. The audit committee has reviewed and discussed the audited financial statements for the year ended January 31, 2026 with the Company's management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm ("PwC").

2. The audit committee has also discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC.

3. The audit committee also has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the audit committee concerning independence, and has discussed with PwC, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with audit services with maintaining PwC's independence from the Company.

4. Based on the reviews and discussions referred to above, the audit committee recommended to our Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2026 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the Board of Directors for the fiscal year ended January 31, 2026.

Mark Demilio, Chairman

Hilary Krane

Katie Mitic

ADDITIONAL INFORMATION

SHAREHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

Requirements for Shareholder Proposals to be Brought Before an Annual Meeting. The Company's Bylaws provide that, for shareholder nominations to our Board of Directors or other proposals to be considered at an annual meeting, the shareholder must give timely notice thereof in writing to the Corporate Secretary at RH, 15 Koch Road, Corte Madera, CA 94925.

To be timely for the 2027 Annual Meeting of Shareholders, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between January 4, 2027 and February 3, 2027. A shareholder's notice to the Corporate Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting the information required by the Company's Bylaws, a copy of which is available as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 18, 2024, which includes certain requirements regarding the form and content of a shareholder's notice.

In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with additional requirements of Rule 14a-19(b) of the Securities Exchange Act of 1934, as amended.

Requirements for Shareholder Proposals to Be Considered for Inclusion in Our Proxy Materials. Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2027 annual meeting must be received by us no later than January 4, 2027 in order to be considered for inclusion in the Company's proxy materials for that meeting.

"HOUSEHOLDING"—SHAREHOLDERS SHARING THE SAME LAST NAME & ADDRESS

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our proxy materials, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are shareholders of the Company will be "householding" our proxy materials. A single copy of our proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Shareholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (866) 540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Upon written or oral request, the Company will promptly deliver a separate copy of the proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Annual Report and other proxy materials, you may write or call the Company's legal department at RH, 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary, telephone number (415) 924-1005, email address investorrelations@rh.com.

Any shareholders who share the same address and currently receive multiple copies of the Company's proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's legal department at the address or telephone number listed above.

ADJOURNMENT OF THE 2026 ANNUAL MEETING OF SHAREHOLDERS

In the event there are not sufficient votes to approve any proposal incorporated in this proxy statement at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies from holders of our common stock. Proxies solicited by our board grant discretionary authority to vote for any adjournment, if necessary. If it is necessary to adjourn the Annual Meeting and adjournment is for a period of not less than 45 days, no notice of the time and place of the adjourned meeting is required to be given to the shareholders other than an announcement of the time and place at the Annual Meeting. A majority of the shares represented and voting at the Annual Meeting is required to approve the adjournment, regardless of whether there is a quorum present at that meeting.

OTHER MATTERS

We currently know of no other matters to be voted on at the 2026 Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy intend to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by execution of the proxy.

AVAILABILITY OF ANNUAL REPORT & FORM 10-K

Accompanying this proxy statement is our Annual Report to Shareholders for the fiscal year ended January 31, 2026, which includes the Annual Report on Form 10-K filed with the SEC on April 1, 2026. The Annual Report to Shareholders is not incorporated into this proxy statement and is not proxy soliciting material.

We make available on our website at *ir.rh.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the documents are electronically filed with the SEC. We will provide to any shareholder without charge, upon written request of that shareholder, a copy of the Company's Annual Report on Form 10-K for fiscal 2025, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

RH
15 Koch Road, Legal Department
Corte Madera, CA 94925
Attn: Corporate Secretary

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ANNEX A
RECONCILIATION TABLES

ANNEX A

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED NET INCOME
(Unaudited)

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
	(in thousands)	
GAAP net income	$ 124,787	$ 72,412
Adjustments (pre-tax):		
Cost of goods sold:		
Asset impairments[1]	2,584	—
Product recall[2]	1,424	—
Selling, general and administrative expenses:		
Reorganization related costs[3]	1,233	4,423
Asset impairments[1]	1,013	36,071
Non-cash compensation[4]	851	4,532
Product recall[2]	489	—
Contract termination settlement—net[5]	(3,375)	—
Legal settlements—net[6]	—	(9,375)
Subtotal adjusted items	4,219	35,651
Impact of income tax items[7]	433	(12,222)
Adjusted income before equity method investments	129,439	95,841
Share of equity method investments net (income) loss[8]	(5,008)	11,380
Adjusted net income[9]	$ 124,431	$ 107,221

(1) The adjustment to cost of goods sold in the year ended January 31, 2026 represents inventory impairment. The adjustment to selling, general and administrative expenses in the year ended January 31, 2026 represents property and equipment impairment, primarily associated with Galleries under construction. The adjustments to selling, general and administrative expenses in the year ended February 1, 2025 includes $19 million of long-lived asset impairment for our two Design Galleries in Germany, $17 million for property and equipment of Galleries under construction and pre-acquisition costs related to an unsuccessful joint venture arrangement of $1.0 million.

(2) Represents costs and inventory charges associated with a product recall initiated in the second quarter of fiscal 2025.

(3) Represents severance costs and related payroll taxes associated with reorganizations.

(4) Represents the amortization of the non-cash compensation charge related to an option grant made to Mr. Friedman in October 2020.

(5) Represents a favorable contract termination settlement of $3.8 million, partially offset by costs related to the early termination.

(6) Represents favorable legal settlements received of $10 million, partially offset by costs incurred in connection with one of the matters.

(7) We exclude the GAAP tax provision and apply a non-GAAP tax provision based upon (i) adjusted pre-tax net income, (ii) the projected annual adjusted tax rate and (iii) the exclusion of material discrete tax items that are unusual or infrequent. The adjustments for the year ended January 31, 2026 and February 1, 2025 are based on adjusted tax rates of 27.3% and 13.7%, respectively.

(8) Represents our proportionate share of the net (income) loss of our equity method investments. The adjustment in the year ended January 31, 2026 includes a capital distribution of $7.9 million from an Aspen LLC.

(9) Adjusted net income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Adjusted net income is included in this proxy statement because our senior leadership team believes that adjusted net income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted net income is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

RECONCILIATION OF DILUTED NET INCOME PER SHARE TO ADJUSTED DILUTED NET INCOME PER SHARE
(Unaudited)

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
Diluted net income per share[1][2]	$ 6.31	$ 3.62
Pro forma diluted net income per share[1][2][3]	$ 6.31	$ 3.64
Per share impact of adjustments (pre-tax)[4]:		
Asset impairments	0.18	1.81
Product recall	0.10	—
Reorganization related costs	0.06	0.22
Non-cash compensation	0.04	0.23
Contract termination settlement—net	(0.17)	—
Legal settlements—net	—	(0.47)
Subtotal adjusted items	0.21	1.79
Impact of income tax items[4]	0.02	(0.61)
Share of equity method investments net (income) loss[4]	(0.25)	0.57
Adjusted diluted net income per share[5]	$ 6.29	$ 5.39

(1) During the year ended February 1, 2025, we incurred dilution for the principal of the convertible senior notes assuming the if-converted method. For non-GAAP purposes, our adjusted diluted shares outstanding calculation excludes the dilutive impact of the principal value of the convertible senior notes since we have the intent and ability to settle the principal value of such notes in cash.

(2) For the year ended January 31, 2026, the diluted share count used to calculate our diluted net income per share, pro forma diluted net income per share and adjusted diluted net income per share is the same due to the convertible senior notes maturing in the third quarter of fiscal 2024.

(3) Pro forma diluted net income per share for the year ended February 1, 2025 is calculated based on GAAP net income and pro forma diluted weighted-average shares of 19,895,339, which excludes dilution of 96,260 shares related to the 2024 Notes.

(4) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(5) Adjusted diluted net income per share is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted diluted net income per share as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance divided by our diluted share count. Adjusted diluted net income per share is included in this proxy statement because our senior leadership team believes that adjusted diluted net income per share provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted diluted net income per share is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

RECONCILIATION OF NET INCOME TO OPERATING INCOME AND ADJUSTED OPERATING INCOME
(Unaudited)

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
	(dollars in thousands)	
Net income	$ 124,787	$ 72,412
Interest expense—net	225,378	230,601
Other (income) expense—net	(5,048)	3,395
Income tax expense	47,159	4,799
Share of equity method investments net (income) loss	(5,008)	11,380
Operating income	387,268	322,587
Asset impairments[1]	3,597	36,071
Product recall[1]	1,913	—
Reorganization related costs[1]	1,233	4,423
Non-cash compensation[1]	851	4,532
Contract termination settlement—net[1]	(3,375)	—
Legal settlements—net[1]	—	(9,375)
Adjusted operating income[2]	$ 391,487	$ 358,238
Net revenues	$3,439,536	$ 3,180,753
Operating margin[3]	11.3 %	10.1 %
Adjusted operating margin[3]	11.4 %	11.3 %

(1) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(2) Adjusted operating income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted operating income as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Adjusted operating income is included in this proxy statement because our senior leadership team believes that adjusted operating income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted operating income is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

(3) We define operating margin as operating income divided by net revenues. We define adjusted operating margin as adjusted operating income divided by net revenues and use this non-GAAP financial measure for the same reasons we use adjusted operating income. We are not able to provide a reconciliation of our adjusted operating margin financial guidance or other non-GAAP financial guidance to the corresponding GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of the non-recurring and other items that are excluded from such non-GAAP financial measures. Such adjustments in future periods are generally expected to be similar to the kinds of charges excluded from such non-GAAP financial measures in prior periods. The exclusion of these charges and costs in future periods could have a significant impact on our non-GAAP financial measures.

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(Unaudited)

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
	(dollars in thousands)	
Net income	$ 124,787	$ 72,412
Depreciation and amortization	148,500	130,191
Interest expense—net	225,378	230,601
Income tax expense	47,159	4,799
EBITDA[1]	545,824	438,003
Non-cash compensation[2]	43,882	44,185
Capitalized cloud computing amortization[3]	13,491	11,017
Asset impairments [4]	3,597	36,071
Product recall[4]	1,913	—
Reorganization related costs[4]	1,233	4,423
Other (income) expense—net[5]	(5,048)	3,395
Share of equity method investments net (income) loss[4]	(5,008)	11,380
Contract termination settlement—net[4]	(3,375)	—
Legal settlements—net[4]	—	(9,375)
Adjusted EBITDA[1]	$ 596,509	$ 539,099
Net revenues	$ 3,439,536	$ 3,180,753
EBITDA margin[6]	15.9 %	13.8 %
Adjusted EBITDA margin[6]	17.3 %	16.9 %

(1) EBITDA and adjusted EBITDA are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as consolidated net income before depreciation and amortization, interest expense—net and income tax expense. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of non-cash compensation, as well as certain non-recurring and other items that we do not consider representative of our underlying operating performance. EBITDA and adjusted EBITDA are included in this proxy statement because our senior leadership team believes that these metrics provide meaningful supplemental information for investors regarding the performance of our business and facilitate a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses these non-GAAP financial measures in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measures of EBITDA and adjusted EBITDA are not necessarily comparable to other similarly titled captions for other companies due to different methods of calculation.

(2) Represents non-cash compensation related to equity awards granted to employees, including the non-cash compensation charge related to an option grant made to Mr. Friedman in October 2020.

(3) Represents amortization associated with capitalized cloud computing costs.

(4) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(5) Amounts consisted of the following in each period:

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
	(dollars in thousands)	
Foreign exchange from transactions[a]	$ (469)	$ 2,731
Foreign exchange from remeasurement of intercompany loans[b]	(4,579)	664
Other (income) expense—net	$ (5,048)	$ 3,395

    (a)   Represents net foreign exchange gains and losses related to exchange rate changes affecting foreign currency denominated transactions, primarily between the U.S. dollar as compared to the euro and pound sterling.

    (b)   Represents remeasurement of intercompany loans with subsidiaries in Switzerland and the United Kingdom.

(6) We define EBITDA margin as EBITDA divided by net revenues. We define adjusted EBITDA margin as adjusted EBITDA divided by net revenues. We use these non-GAAP financial measures for the same reasons we use EBITDA and adjusted EBITDA. We are not able to provide a reconciliation to the corresponding GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of the non-recurring and other items that are excluded from such non-GAAP financial measures. Such adjustments in future periods are generally expected to be similar to the kinds of charges excluded from such non-GAAP financial measures in prior periods. The exclusion of these charges and costs in future periods could have a significant impact on our non-GAAP financial measures.

CALCULATION OF FREE CASH FLOW
(Unaudited)

	YEAR ENDED	
	JANUARY 31, 2026	FEBRUARY 1, 2025
	(in thousands)	
Net cash provided by operating activities	$ 452,241	$ 17,095
Capital expenditures	(199,843)	(230,788)
Free cash flow[1]	252,398	(213,693)

(1) Free cash flow is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define free cash flow as net cash provided by operating activities less capital expenditures. Free cash flow is included in this proxy statement because we believe that this measure provides useful information to our senior leadership team and investors in understanding the strength of our liquidity and our ability to generate additional cash from our business operations. Free cash flow should not be considered in isolation or as an alternative to cash flows from operations calculated in accordance with GAAP and should be considered alongside our other liquidity performance measures that are calculated in accordance with GAAP, such as net cash provided by operating activities and our other GAAP financial results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results for the purpose of analyzing changes in our underlying business from quarter to quarter. Our measure of free cash flow is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

CALCULATION OF TOTAL DEBT AND TOTAL NET DEBT
(Unaudited)

	JANUARY 31, 2026	INTEREST RATE[1]
	(in thousands)	
Asset based credit facility	$ 20,000	5.30%
Term loan B[2]	1,915,000	6.29%
Term loan B-2[2]	483,750	7.02%
Notes payable for share repurchases	315	4.14%
Total debt	2,419,065	
Cash and cash equivalents	(41,191)	
Total net debt[3]	$ 2,377,874	

(1) Interest rates for the Term loan B and Term loan B-2 are as of January 31, 2026. Interest rates for the asset based credit facility and notes payable for share repurchases represent the weighted-average interest rate as of January 31, 2026.

(2) Amounts exclude third-party offering and debt issuance costs.

(3) Excludes a non-recourse real estate loan of $16 million as of January 31, 2026, which is secured by specific real estate assets and the associated creditor does not have recourse against RH's general assets.

INTENTIONALLY LEFT BLANK

FORWARD–LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, including without limitation, statements regarding: our expectations regarding disclosure to shareholders of our corporate governance policies and practices; the compensation committee's expectations regarding future equity awards and performance metrics for the LIP; our beliefs regarding our executive compensation strategy with respect to equity grants, including that such strategy is aligned with our long-term share price performance; our belief that our approach to equity compensation for our executive officers has contributed to our overall business performance and the long-term appreciation in our share price; our expectations regarding market share gains in 2026 and beyond; our plans regarding global expansion including over the next several years, including the development and opening of Galleries and related experiences in international markets; our belief that aggressive investing during a downturn positions us to capitalize on certain long-term opportunities; our belief that our investments including our share repurchases will create meaningful long-term value for our shareholders; our expectations regarding our real estate strategy, including Gallery development, restoration of historic properties and the activities of our real estate committee; our plan to use the data from our electricity consumption through our U.S. and Canadian operations to drive efficiencies and improvement; our expectations regarding the future savings impact of our lighting campaign; our expectations with respect to responsible sourcing, including our suppliers' adherence with our Product Partner Code of Conduct and our conflict minerals policies; our expectations with respect to the types of sensitive information we may address in our business operations, including our expectations regarding cybersecurity risk management, data protection and information security controls; the compensation committee's belief that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company; our expectations regarding future share repurchases as an important element of our ongoing strategy; our plans and considerations regarding future executive compensation decisions; our expectations regarding leadership structure and organizational design, including changes in senior leadership roles and responsibilities; and any statements or assumptions underlying any of the foregoing.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future events. We cannot assure you that future developments affecting us will be those that we have anticipated. All discussions of new developments are subject to inherent uncertainty as to timing and the manner in which a new development may ultimately be launched including that certain new concepts may be canceled prior to introduction or may be delayed, modified or expanded as part of our evolving business strategy. Important risks and uncertainties that could cause actual results to differ materially from our expectations include, among others: risks related to our dependence on key personnel and any changes in our ability to retain key personnel or successfully transition leadership roles; successful implementation of our growth strategy; uncertainties in the current performance of our business including a range of risks related to our operations as well as external economic factors; our expectations regarding the housing market and demand trends; general economic conditions and the impact of economic conditions on consumer confidence and spending; our expectations around the impact of monetary policy on the housing market; changes in customer demand for our products; decisions concerning the allocation of capital including the extent to which we repurchase additional shares of our common stock which will affect shares outstanding and earnings per share; factors affecting our outstanding indebtedness; our ability to anticipate consumer preferences and buying trends, and maintain our brand promise to customers; changes in consumer spending based on weather and other conditions beyond our control; risks related to the number of new business initiatives we are undertaking including international expansion, our real estate and Gallery development strategy and our expansion into new business areas such as hospitality, travel and experiential offerings; our beliefs regarding the impact of our Galleries, interior design services and hospitality experiences on our products; our plans and expectations regarding our hospitality efforts, including RH Guesthouses, RH Yountville, RH1 and RH2, our private jets and RH3, our luxury yacht; strikes and work stoppages affecting port workers and other industries involved in the transportation of our products; our ability to obtain our products in a timely fashion or in the quantities required; risks related to our sourcing and supply chain including our dependence on imported products produced by foreign manufacturers and risks related to importation of such products; risks related to the operations of our vendors; our beliefs around the risks associated with uncertainty surrounding trade policy, including our expectations regarding the potential effect of increased tariffs on our operations as well as those risks and uncertainties disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in RH's most recent Form 10-K filed with the Securities and Exchange Commission, and similar disclosures in subsequent reports filed with the SEC, which are available on our investor relations website at ir.rh.com and on the SEC website at www.sec.gov. Any forward-looking statement made by us in this proxy statement speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

